   Filed with the Securities and Exchange Commission on April 18, 2000
                                                     Registration No. 333-91701
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON D.C. 20549
                                --------------

                            Amendment No. 3 to

                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                                --------------
                            BROADBAND SPORTS, INC.
            (Exact name of registrant as specified in its charter)

              Delaware                             514191                            95-4673805
  (State or other jurisdiction of         (North American Industry                (I.R.S. Employer
   incorporation or organization)          Classification System)               Identification No.)

                             2120 Colorado Avenue
                        Santa Monica, California 90404
                                (310) 453-8100
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                                --------------
                               Richard D. Nanula
               Chairman of the Board and Chief Executive Officer
                            Broadband Sports, Inc.
                             2120 Colorado Avenue
                        Santa Monica, California 90404
                                (310) 453-8100
(Name, address, including zip code, and telephone number, including area code, of agent for service)
                                --------------
                  Copies of all communications to be sent to:

                                                               Kenneth L. Guernsey, Esq.
           Robert M. Mattson Jr., Esq.                         Michael J. Sullivan, Esq.
             Martin P. Florman, Esq.                           Michael W. Hauptman, Esq.
               Steven E. Meck, Esq.                               Cecilia M. Mao, Esq.
             MORRISON & FOERSTER LLP                               COOLEY GODWARD LLP
            19900 MacArthur Boulevard                        One Maritime Plaza, 20th Floor
             Irvine, California 92612                       San Francisco, California 94111
                  (949) 251-7500                                     (415) 693-2000

                                --------------
  Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.
  If any of the securities being registered in this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]
  If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [_]

                        CALCULATION OF REGISTRATION FEE
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                                             Proposed          Proposed
                                                              Maximum           Maximum          Amount of
        Title of each class of             Amount to      Offering Price       Aggregate       Registration
     securities to be registered         be Registered       Per Share     Offering Price(2)      Fee(2)
-----------------------------------------------------------------------------------------------------------
Common Stock ($0.001 par value)(1)...      3,795,000          $10.00          $37,950,000       $12,788(3)
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------

(1) Includes 495,000 shares that the underwriters have the option to purchase to cover over-allotments, if any.
(2) Estimated solely for purpose of calculating the amount of the registration fee pursuant to Rule 457(c) under the Securities Act.
(3)  Previously paid.
                                --------------

  The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

PROSPECTUS (Subject to Completion)

Issued April   , 2000

                                3,300,000 Shares

                           [LOGO OF BROADBANDSPORTS]

                                  COMMON STOCK

                                  -----------

Broadband Sports, Inc. is offering shares of its common stock. This is our initial public offering and no public market currently exists for our shares. We anticipate that the initial public offering price will be between $8 and $10 per share.

                                  -----------

We have applied to have the shares of common stock approved for quotation on the Nasdaq National Market under the symbol "FANS."

                                  -----------

Investing in the common stock involves risks. See "Risk Factors" beginning on page 9.

                                  -----------

                               PRICE $    A SHARE

                                  -----------

                                                   Underwriting
                                          Price to Discounts and   Proceeds to
                                           Public   Commissions  Broadband Sports
                                          -------- ------------- ----------------
Per Share...............................    $           $             $
Total...................................   $         $               $

Broadband Sports has granted the underwriters the right to purchase up to an additional 495,000 shares of common stock to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the shares to purchasers
on     , 2000.

                                  -----------

MORGAN STANLEY DEAN WITTER
                                   CHASE H&Q
                                                        BEAR, STEARNS & CO. INC.

       , 2000
The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

              [Screen shots of various Broadband Sports Web sites]

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   4
Risk Factors.............................................................   9
Special Note Regarding Forward-Looking Statements........................  27
Use of Proceeds..........................................................  28
Dividend Policy..........................................................  28
Capitalization...........................................................  29
Dilution.................................................................  30
Selected Consolidated and Combined Financial Data........................  32
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  33
Industry Background......................................................  45
Broadband Sports.........................................................  47
Management...............................................................  68
Certain Relationships and Related Transactions...........................  78
Principal Stockholders...................................................  80
Description of Capital Stock.............................................  82
Shares Eligible for Future Sale..........................................  86
Underwriters.............................................................  88
Legal Matters............................................................  90
Experts..................................................................  90
Additional Information...................................................  91
Index to Financial Statements............................................ F-1

                               ---------------

  You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock.

  Until       , 2000, 25 days after commencement of this offering, all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                               PROSPECTUS SUMMARY

  You should read the following summary together with the more detailed information regarding our company and the common stock being sold in this offering and our Consolidated Financial Statements and Notes to Consolidated Financial Statements appearing elsewhere in the prospectus.

                                BROADBAND SPORTS

  Broadband Sports is an online sports media company that produces original content and commerce for groups of sports enthusiasts who have a common interest in following a particular sport, team or athlete. These geographically dispersed groups of sports enthusiasts are composed of fans who desire content and commerce relating to their particular sports interests. In aggregate, sports fans spent approximately $64 billion in 1999 on such sports related items as spectator sports, equipment, licensed goods, publications, apparel and footwear, according to a December 1999 report in Street & Smith's Sports Business Journal.

  We believe that our distinct online media divisions position us to effectively reach these groups of sports fans and deliver the sports content and commerce that these groups desire. Each of our online media divisions create content and commerce that target these sports enthusiasts. We currently offer our content and commerce through our own web sites. In addition, we have distribution relationships for our content and commerce with AOL, DIRECTV, eBay, Fox Sports, Lycos, uBid and Yahoo!. This allows us to derive revenues from multiple sources including: content syndication, advertising, electronic commerce and subscriptions.

  To date, we have developed four online media divisions:

  . AthletesDirect - AthletesDirect is a branded network of exclusive web sites for more than 275 athletes and sports personalities. Our contracts with these individuals provide us with exclusive online rights for each of these athletes and sports personalities, with the exception that these individuals can participate in a limited number of online chats outside AthletesDirect's network. We currently operate and market the exclusive web sites for athletes and sports personalities such as:

     Troy Aikman     Sergei Fedorov         Anna Kournikova       Alex Rodriguez
     Barry Bonds     Kevin Garnett          Karl Malone           Keith Van Horn
     Kobe Bryant     Ken Griffey, Jr.       Reggie Miller         Michael Waltrip
     Ward Burton     Tony Gwynn             Mike Piazza           Ricky Williams
     Brett Favre     Mia Hamm               Dennis Rodman         Steve Young

   We create web sites that offer unique content and commerce related to our athletes and sports personalities. These individuals regularly provide us with fresh interactive content and authentic sports-related merchandise and collectibles. By aggregating a large number of athlete and sports personality web sites under one branded network, we believe AthletesDirect provides sports fans with exclusive and original content and commerce.

  . SportsWritersDirect--SportsWritersDirect is an online publisher and distributor of in-depth team and player information. SportsWritersDirect covers all Major League Baseball, National Football League, National Basketball Association and National Hockey League sports teams and players, as well as every Division I college football and basketball team. We believe that sports enthusiasts who follow these teams and players are seeking the most up-to-date and inside information, which may not be available through other online or offline media sources. SportsWritersDirect is able to provide original and timely information through its network of over 315 local and regional sports writers, all of whom are under contract to provide us with exclusive online content. In addition, we distribute this content through our distribution relationships and directly through our subscription products.

  . RotoNewsDirect--RotoNewsDirect is an online fantasy sports web site.
    Since 1997, RotoNewsDirect has provided content and services to online consumers who engage in simulations that track the performance of actual sports teams and players. RotoNewsDirect offers consumers proprietary news and analysis, games, statistical services and league management services that enable fantasy sports participants to compete against one another.

  . SportsAuthenticsDirect--SportsAuthenticsDirect is an online retailer of sports collectibles and merchandise. Because of the large number of teams and available products, we believe traditional retailers cannot effectively offer the full range of sports-related products necessary to satisfy the demand of fans of different teams and players. We believe that we address these limitations of traditional distribution channels by providing team and athlete-related products to fans outside of their local markets and by providing authentic player/team endorsed products.

  The distribution of our content and commerce across multiple platforms and across our own web sites enables us to target groups of sports enthusiasts, increase the awareness of our four online media divisions and promote our product offerings. Revenues from our distribution relationships represented approximately 80% of our total revenues for the 12 months ended December 31, 1999, with AOL and uBid representing approximately 44% and 17% of our total revenues, respectively. Our four online media divisions derive revenues from multiple sources, including:

  . Content Syndication. We currently receive syndication fees from AOL, Fox
    Sports, Lycos and Yahoo! for the right to distribute our original sports content on their online sites. Our distribution relationships allow us to promote our online media divisions and attract online traffic to our web sites, including the web sites of our athletes and sports personalities.

  . Advertising. We offer advertisers the opportunity to reach an attractive demographic, the 18 to 35 year-old male audience. Our advertising revenues are generated by the sale of advertising banners, as well as the sale of sponsorships that provide an advertiser with the right to be promoted as a sponsor of a specific area within our web sites. We also allow advertisers the opportunity to associate their brands with high profile athletes and sports personalities.

  . Electronic Commerce. We offer sports fans an easy-to-use online environment to purchase authentic player and team-related merchandise and collectibles.

  . Subscriptions. We sell subscription products, such as Baseball Insider, that provide in-depth and original information about teams and players. Information included in our subscription products is generated by our network of sports writers and generally consists of information that is not available through traditional media sources.


  We will encounter various risks and uncertainties in connection with the implementation of our strategy. These include uncertainties regarding our ability to enter into new distribution relationships, to continue to develop original content, and to attract and retain athletes and sports personalities. In addition, we have incurred significant losses, including approximately $17.7 million for the year ended December 31, 1999, and we had an accumulated deficit of $22.2 million as of December 31, 1999. We operate in an emerging and highly competitive marketplace, and anticipate incurring losses in the foreseeable future which may be substantial.

  We are a Delaware corporation. Our principal executive offices are located at 2120 Colorado Avenue, Santa Monica, California 90404, and our telephone number is (310) 453-8100.

  References to and information contained on our web sites do not constitute part of this prospectus.

  ATHLETESDIRECT, BROADBAND SPORTS, SPORTSWRITERSDIRECT, ROTONEWSDIRECT, THE WRITER NETWORK, SPORTSAUTHENTICSDIRECT, WHERE ATHLETES AND FANS INTERACT and the AthletesDirect, RotoNewsDirect, SportsWritersDirect, SportsAuthenticsDirect and Broadband Sports logos are trademarks and service marks of Broadband Sports. All other brand names and trademarks appearing in this prospectus are the property of their respective holders.

                                  THE OFFERING

 Common stock offered....................  3,300,000 shares

 Common stock to be outstanding
  after this offering....................  32,133,514 shares(1)

 Use of proceeds.........................  Approximately $4.5 million to repay outstanding indebtedness,
                                           approximately $2.3 million to redeem
                                           our outstanding mandatorily
                                           redeemable shares of series A
                                           preferred stock, approximately $6.0
                                           million for advertising and
                                           promotion of our brands, our web
                                           sites, approximately $6.0 million
                                           for sports content production and
                                           the development and enhancement of
                                           our own web sites, approximately
                                           $5.0 million to enhance our
                                           technology platform, approximately
                                           $2.0 million for expansion into
                                           other markets, and the balance of
                                           the proceeds for general corporate
                                           purposes, including working capital.
                                           We may use a portion of the net
                                           proceeds to acquire or invest in
                                           complementary businesses,
                                           technologies, or products. See "Use
                                           of Proceeds."
 Proposed Nasdaq National Market symbol..  FANS

-------------------

(1) Outstanding share information excludes 2,090,125 shares of restricted common stock and excludes an aggregate of 12,492,280 shares of common stock reserved for issuance under our stock option plans, of which options to purchase 5,750,702 shares of common stock were outstanding as of March 31, 2000 at a weighted average price of $6.26 per share, assuming a public offering price of $9.00. In addition, outstanding share information also excludes warrants to purchase an aggregate of 1,911,342 shares of common stock at a weighted average price of $13.29 per share (including a warrant to purchase 1,360,883 shares of common stock at a price of $14.00 per share, subject to adjustment). The number of shares of common stock to be outstanding is based on the number of shares outstanding as of March 31, 2000, and includes an aggregate of 1,097,109 shares of common stock to be issued in connection with agreements entered into in March and April 2000.

  In this prospectus, "Broadband Sports," "we," "us," and "our" refer to Broadband Sports, Inc. and our wholly owned subsidiaries, and not to the underwriters.

  Unless otherwise stated, all information in this prospectus:

  . gives effect to a 20-for-1 stock split, which was effective on December 4, 1998;

  . assumes the redemption upon the closing of this offering of all of our outstanding mandatorily redeemable series A preferred stock for approximately $2.3 million;

  . assumes the conversion of our outstanding shares of series C preferred stock and our outstanding shares of series B preferred stock into an aggregate of 4,771,666 shares of common stock;

  . assumes the effectiveness prior to the closing of this offering of an amendment to our certificate of incorporation providing for (i) an authorized capital of 100,000,000 shares of common stock and 10,000,000 shares of preferred stock and (ii) a 1-for-10 reverse stock split of the outstanding common stock; and

  .  assumes no exercise of the underwriters' over-allotment option.

            SUMMARY CONSOLIDATED AND COMBINED FINANCIAL INFORMATION

  The combined financial statements of Athlete Direct LLC and Pro Sports Xchange LLC (the "Predecessor Companies") as of December 31, 1997 and for the period from February 1, 1996 through December 31, 1996 and for the year ended December 31, 1997 and the two months ended February 27, 1998, have been prepared on a combined basis due to the respective companies' common ownership. The summary consolidated and combined financial data presented below are derived from our financial statements included at the end of this prospectus. The pro forma consolidated balance sheet data reflects the conversion of the series B and series C convertible preferred stock into an aggregate of 4,771,666 shares of common stock. In addition, the pro forma consolidated balance sheet data reflects the application of the proceeds from the sale of 1,097,109 shares of our common stock for $13.2 million and the exercise of stock options for 312,133 shares of our common stock for $452,000 after December 31, 1999. The pro forma as adjusted consolidated balance sheet data reflects the application of net proceeds from the sale of our common stock in this offering at an assumed initial public offering price of $9.00 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses, the repayment of outstanding indebtedness of approximately $4.5 million and the redemption of our outstanding mandatorily redeemable series A preferred stock for approximately $2.3 million. See "Use of Proceeds" and "Capitalization."

                                    Predecessor Companies
                          ------------------------------------------
                               Period                                 Broadband Sports, Inc.
                          February 1, 1996                           -------------------------
                            (inception)                  Two Months   Ten Months
                              Through       Year Ended     Ended        Ended      Year Ended
                            December 31,   December 31, February 27, December 31, December 31,
                                1996           1997         1998         1998         1999
                          ---------------- ------------ ------------ ------------ ------------
                                         (in thousands, except per share data)
Consolidated and
 Combined Statement of
 Operations Data:

Revenues................       $ 219          $1,874        $507       $ 2,719      $  8,734
Gross profit, excluding
 $0, $0, $0, $528 and
 $119 of amortization of
 deferred stock
 compensation...........        (195)            574         211           683         2,370
Total operating
 expenses...............         164           1,277         368         4,966        20,149
Operating loss..........        (359)           (703)       (157)       (4,283)      (17,779)
Net loss................        (359)           (700)       (157)       (4,356)      (17,796)
Historical loss per
 share basic and
 diluted (1)............                                               $ (0.20)     $  (0.82)
Pro forma loss per share
 basic and diluted (2)..                                               $ (0.20)     $  (0.75)
Weighted average common
 and common equivalent
 shares outstanding.....
  Historical (1)........                                                21,704        21,783
  Pro forma (2).........                                                21,704        23,729

                               December 31, 1999
                         -----------------------------
                                            Pro Forma
                         Actual  Pro Forma as adjusted
                         ------- --------- -----------
                                (in thousands)
Consolidated Balance
 Sheet Data:

Cash and cash
 equivalents............ $18,374  $31,991    $51,778
Working capital.........  20,411   34,028     53,851
Total assets............  29,170   42,787     62,575
Revolving loan due to
 stockholder............   4,468    4,468        --
Long term portion of
 capital lease
 obligation.............     246      246        246
Mandatorily redeemable
 series A preferred
 stock..................   2,330    2,330        --
Series B convertible
 preferred stock........  16,520      --         --
Series C convertible
 preferred stock........  14,840      --         --
Total stockholders'
 equity.................  18,521   32,138     58,759

-------------------
(1) See notes to the consolidated and combined financial statements for an explanation of the determination of the number of shares used in computing basic and diluted per share amounts.

(2) Gives effect to the issuance and conversion of the series B convertible preferred stock as having been outstanding from the issuance date of May 25, 1999 and the series C convertible preferred stock as having been outstanding from the issuance date of November 24, 1999.

                                 RISK FACTORS

  You should carefully consider the risks described below, together with all of the other information included in this prospectus before making an investment decision. If any of the following risks actually occurs, our business, financial condition or operating results could be seriously affected, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Related To Our Business

  Because we have operated our business for only two years, it is difficult to evaluate our prospects

  In 1998, Broadband Sports was incorporated for the purpose of combining Athlete Direct LLC and Pro Sports Xchange LLC, each of which had operated independently prior to our inception. In 1999, the Company acquired RotoNews and formed SportsAuthentics.com. Because we have a limited operating history, you should consider and evaluate our operating prospects in light of the risks and difficulties frequently encountered by relatively new companies, particularly companies in the rapidly evolving online industry. These risks include our ability to do the following:

  . provide sports-related content and commerce;

  . maintain existing and develop new distribution relationships as well as relationships with athletes, sports writers, sports personalities, agents and advertisers;

  . successfully market and promote our web sites;

  . create and maintain a common technology platform that supports the creation and distribution of all of our content and commerce offerings across all of our online media divisions;

  . achieve projected levels of online traffic and revenues on our web sites;

  . secure and retain additional sponsors and advertisers;

  . promote our name in the sports and media markets;

  . respond to competitive developments; and

  . build an electronic commerce infrastructure and increase our distribution fulfillment capabilities.

  Our future growth will depend substantially on our ability to address these risks and the other risks described below. We cannot assure you that we will succeed in addressing any of these risks; and, if we fail to address these risks, our business could be adversely affected.

  We incurred a net loss of $4.4 million for the ten months ended December 31, 1998 and a net loss of $17.8 million for the year ended December 31, 1999 and anticipate losses for the foreseeable future

  We have incurred net losses in each quarterly and annual period since we began operations. As of December 31, 1999, we had an accumulated deficit of $22.2 million. We expect to incur increasing net losses and negative cash flows on a quarterly and annual basis in the foreseeable future. We need to generate significant revenues to achieve profitability, and we cannot assure you that our revenues will be sufficient to achieve this goal. We have incurred substantial costs to do the following:


  . produce, develop and enhance our web sites;

  . create and enhance our content and product offerings;

  . acquire, develop and implement our technology infrastructure; and

  . attract and retain qualified personnel.

  We intend to continue these efforts and, in addition, to do the following:

  . repay outstanding indebtedness;

  . redeem our outstanding mandatorily redeemable series A preferred stock;

  . advertise and promote our brands and our web sites; and

  . expand into other markets.

  If our revenues grow more slowly than we anticipate or if our operating expenses exceed our expectations, our business could be adversely affected.

  Fluctuations in our operating results may adversely affect our stock price

  Some of the factors that could cause our revenues and operating results to fluctuate include the following:

  . the addition or loss of distribution relationships, advertisers, athletes or sports personalities;

  . the introduction by us or by our competitors of new online sites, content and products;

  . positive or negative events or publicity concerning particular sports, leagues, teams, athletes or sports personalities,

  . the amount and timing of our capital expenditures and other costs related to the expansion of our operations;

  . seasonal trends in sporting events related to major U.S. sports seasons and events and during summer and year-end vacation and holiday periods;

  . changes in demand for, and availability of supply of, merchandise and collectibles;

  . technical difficulties or system downtime affecting the online medium generally, on the online sites of our distribution relationships or on our web sites in particular; and

  . general economic conditions, as well as economic conditions specific to the online medium, electronic commerce, content syndication, online advertising and the sports industry.

  Some of our operating expenses, including personnel costs and rent expense, are planned or committed in advance in anticipation of future revenues, which are difficult to predict. If our revenues in a particular quarter are lower than we anticipate, we may not be able to reduce fixed costs in that quarter. As a result, any shortfall in revenues could adversely affect our operating results.

  Because of these factors, we believe that historical and any period-to-period comparisons of our operating results are not necessarily meaningful and you should not view them as indicators of our future performance. If our operating results in any period fall below the expectations of securities analysts and investors, the market price of our shares could likely decline.

  We may experience difficulties in the successful marketing and promotion of AthletesDirect

  Historically, AthletesDirect has been available on AOL's proprietary network and, more recently, online through our distribution relationships with Yahoo! and eBay. We launched www.athletesdirect.com in November 1999 and generated less than two percent of our total revenues for the year ended

December 31, 1999 from this web site. Growth of revenue from this web site depends on our ability to successfully market and promote AthletesDirect. We cannot assure you that we will be successful in marketing and promoting AthletesDirect on a timely basis, if at all. We anticipate that our marketing initiatives will require the hiring of additional marketing personnel and the implementation of online and offline marketing campaigns. We do not currently have significant internal marketing resources and we do not have significant experience in planning and executing the marketing initiatives described above. Further, we cannot assure you that even if our marketing initiatives are successful, the AthletesDirect web site will attract a significant level of traffic or revenues.

  Our future growth depends on our existing AOL relationship and our ability to enter into new distribution relationships

  To date, we have derived a significant portion of our revenues from our distribution relationships with AOL and uBid. For the ten months ended December 31, 1998, AOL accounted for approximately 46% of our revenues. For the year ended December 31, 1999, AOL and uBid accounted for approximately 44% and 17% of our revenues, respectively. We expect that a limited number of distribution relationships will continue to have a significant impact on our expected growth for the foreseeable future. Accordingly, our future success depends on our ability to retain our existing AOL and uBid distribution relationships and to attract new distribution relationships on a timely basis and on terms favorable to us. Failure to do so could adversely affect our business.

   We entered into a distribution relationship with uBid which terminates in March 2001. This distribution relationship limits our ability to distribute the collectibles offered by SportsAuthenticsDirect. We may in the future enter into distribution arrangements with exclusivity provisions that may limit our ability to enter into favorable arrangements with complementary businesses and thereby limit our growth. We cannot assure you that we will achieve the strategic objectives of these relationships or that any of the parties with whom we have distribution relationships will perform their respective obligations as agreed.

  Failure by our distribution relationships on which we depend for the delivery of our content and products could adversely affect our business

  The successful delivery of our content and products through our distribution relationships, including AOL and uBid, is dependent upon the technology and functionality of these third parties. While we do have back office electronic commerce capabilities (such as sales order processing, customer service, distribution fulfillment and inventory management), we are reliant on receiving information from our distribution relationships in order for us to fulfill sales that originate from their online platforms. If these third parties are unable to effectively distribute our content or our products due to technological problems or system outages or if these third parties are unable to provide us timely and accurate information, we may be unable to sell advertising, electronic commerce or subscriptions through these distribution relationships, and our business could be adversely affected.

  If we are unable to continue to develop original content that is compelling to our target audience, our business could be adversely affected

  Our future success depends on our ability to continue to develop original content that is interesting and engaging to our target audience. If our content does not reflect the preferences of our target audience, traffic on our web sites and on the online sites of our distribution relationships could decrease or the demographic characteristics of our audience could change. Either of these results could adversely affect our ability to syndicate our content, sell subscriptions for premium content products, conduct electronic commerce and attract advertisers. Our ability to develop original content depends on several factors, including the following:

  . acquiring and retaining online rights relating to athletes, sports writers and sports personalities;

  . the level and quality of participation of our athletes, sports writers and sports personalities;

  . monitoring and adapting to changing consumer preferences;


  Additionally, as a larger percentage of online consumers have higher-speed online access to the Internet, it will become increasingly important for us to effectively integrate leading-edge technologies that will help us create digital sports programming and distribute it in a way that is compelling to the consumer. While we have not made material expenditures to date we do currently create broadband programming, among our other types of content, and expect this type of programming to become more important to our target audience in the future. We believe that our ability to hire employees that have the technological expertise to understand and utilize new technologies will be important to our future success. If we are unable to adapt to these technological changes, we may not be able to create compelling content for our target audience and our business could be adversely affected.

  We depend on athletes and other sports personalities to provide original content to attract distribution relationships, advertisers and online traffic

  We believe that our future success depends on our ability to maintain our existing agreements and to secure additional agreements with athletes and sports personalities, such as broadcasters, commentators, coaches and other non-athlete public figures in sports. Our business could be adversely affected by any of the following:

  . cancellations or non-renewal of these agreements or the renewal of these agreements on terms less favorable to us;

  . decreased participation by our athletes and sports personalities on our web sites or failure of athletes to perform under their agreements with us;

  . poor performance of our athletes, or negative events or publicity relating to our athletes or sports personalities;

  . increased costs of acquiring or retaining athletes and sports personalities; and

  . increased competition to obtain agreements with athletes and sports personalities.

  Competition for online rights to use and market the voices, attributes and original first-person content provided by athletes and sports personalities is intense. Competitors may be able to offer our athletes and sports personalities a better online opportunity. If we lose the services of, or the online rights related to, any high-profile athlete or a significant number of athletes or sports personalities, or if we are unable to continue to attract high-profile athletes and sports personalities, our business could be adversely affected. We cannot assure you that any athlete or sports personality will continue his or her relationship with us, or that our athletes or sports personalities will not decide to affiliate with a competitor.

  In addition, we believe that approximately 30 sports agents represent more than 50% of the prominent U.S. professional athletes within Major League Baseball, the National Football League, the

National Basketball Association and the National Hockey League. Although we currently work with a number of these agents, adverse changes in our relationships with these sports agents could adversely affect our business. Although these agents have a fiduciary responsibility to present the athletes they represent with the best opportunities, in the event that any of these agents establishes a strategic relationship or other affiliation with one or more of our competitors or directly provides online content relating to the athletes they represent, our business could be adversely affected.

  Increased competition for the online rights of athletes and sports personalities could increase the guarantees required to obtain these rights

  Because of intense competition for the online rights of athletes and sports personalities, the need to offer advances, and the amounts being advanced to acquire these rights, could increase. The advances associated with securing these rights are amortized over the respective term of the agreements. As a result, higher advances would cause us to recognize additional amortization expense which could have an adverse effect on our net income.

  We depend on our network of sports writers for original content

  We rely on a network of independent sports writers to deliver original and timely sports content. Our future success depends substantially upon our ability to maintain our existing relationships with, and the continued efforts of, our network of sports writers. We will also need to attract and retain additional sports writers. We currently have exclusive online agreements with over 315 sports writers.

If we are unable to continue to attract and retain sports writers with appropriate qualifications, the amount of sports news and information we could offer would decrease and our business could be adversely affected. In addition, we believe that certain sports writers may have a large and loyal following among our online users. If we were to lose the services of any one of these sports writers, the demand for our content could decrease. A significant reduction in the demand for our content could adversely affect our business. We cannot assure you that each sports writer will continue his or her relationship with us, or that our sports writers will not decide to affiliate with a competitor.

  Our agreements require our sports writers to provide us with original content for our exclusive online use. However, certain content produced by our sports writers who are also employed by newspapers may be published online by these newspapers and other third parties. We face the risk that certain newspapers may prohibit our sports writers from working for us, which could adversely affect our business. We face possible liability for claims brought by third parties, such as newspapers, asserting ownership of content published by us. Any claim would likely result in our incurring substantial costs and could adversely affect our business.

  If we fail to effectively implement our branding strategy, our business could be adversely affected

  A growing number of online sites and traditional media companies, some of which already have well-established brands, offer sports content and products that compete with ours. As a result, we believe we must pursue an aggressive branding strategy in order to attract users, advertisers, distribution relationships, athletes, sports writers and sports personalities. We have not yet developed strong brand identities. If we fail to implement our branding strategy effectively and on a timely basis, our business could be adversely affected. We believe the importance of brand recognition will increase as additional companies offer content and products similar to ours.

  Competition in our industry is growing, and we may have difficulty competing with companies providing content or products similar to ours

  We compete for users, advertising, syndication, commerce and subscription revenues, as well as for athletes, sports writers, sports personalities and other content providers, with many other entities, such as:

  . entities that provide access to sports-related content and services (many of which have been established by traditional media companies through online entities targeted to sports enthusiasts generally), online search and retrieval services, and other high-traffic online entities;

  . sports agents, leagues and other third parties that have existing relationships with a number of athletes and sports personalities;

  . vendors of sports information, merchandise, products and services distributed through online sites and other means, including retail stores, mail, facsimile and private online bulletin board services; and

  . television, radio and other established media entities that broadcast sporting events.

  We anticipate that, as the Internet and other interactive distribution systems converge with traditional television broadcasting and cable, significant competition might come from the providers of broadband networks, including sports-oriented cable networks. Some of our existing competitors, as well as a number of potential new competitors, have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical and marketing resources than we do, and may be better able to attract athletes, sports writers, sports personalities and other content providers, as well as distribution relationships, agents, advertisers, viewers and consumers. These competitors may be able to respond more quickly than we can to new technologies and changes in online user preferences and to devote greater resources than we can to building our business. These competitors may develop content and product offerings comparable or superior to ours.

  We expect that the number of our direct and indirect competitors will increase in the future and this could adversely affect our business. Increased competition could result in lower revenues and loss of users, any of which could adversely affect our business.

  Development of our brand identity and expansion of our business may result in our competing with our distribution relationships

  We have, and might have in the future, business relationships with some of our potential competitors. Online users access our sports content through the web sites of our distribution relationships. In the future, as we develop our brand identity and expand our business, parties with which we currently have distribution relationships may choose to discontinue their distribution relationships with us. If these parties choose to discontinue their relationships with us and compete with us within our lines of business, our business could be adversely affected.

  If we are unsuccessful in expanding our direct advertising sales force and our internal marketing team, our business could be adversely affected.

  We have limited experience in marketing our divisions and selling advertisements, and we have relied primarily on third parties to sell advertisements and sponsorships on our web sites and to provide us with marketing support. We have only recently hired an internal sales force to sell advertising and sponsorships on our web sites. In addition, we intend to continue to expand our internal marketing resources. Expanding our internal sales force and marketing organization involves a number of risks, including the following:

  . our ability to hire, retain, integrate and motivate sales and marketing personnel;

  . the length of time necessary for new sales and marketing personnel to become productive; and

  . the competition we face from other companies in hiring and retaining sales and marketing personnel.

  Our business could be adversely affected if we do not continue to develop and maintain an effective sales force or expand our marketing team.

  Our business success depends on our ability to attract and retain advertisers

  Our failure to attract a significant number of advertisers or sponsors to our web sites could adversely affect our business and financial results. Advertising sales accounted for 12% of our revenues for the year ended December 31, 1999. Currently, our internal advertising sales force sells advertising directly, and in some cases, we also sell advertising through agencies that represent advertisers. Most of our advertising agreements have historically been, and we anticipate that in the near term will be, short term and/or subject to termination by the advertiser at any time with little notice. These agreements vary in term, from as short as two weeks to as long as three years. Accordingly, the cancellation or deferral of even a limited number of orders could adversely affect our quarterly performance.

  Historically, we have not recognized material revenue from sponsorships. The failure to sell a significant number of advertisements and sponsorships could adversely affect our business.

  Our ability to attract and retain advertisers and sponsors will depend on several factors, including the following:

  . our ability to retain athletes, sports personalities and other content providers;

  . our ability to achieve, demonstrate and maintain a significant level of online traffic from the attractive 18 to 35-year old male demographic group;

  . the general market for athlete sponsorships;

  . the pricing of advertising on other online sites;

  . advertisers' acceptance of the current banner size on AOL's proprietary network, which is smaller than traditional online advertising banners; and

  . content introductions by us and our competitors.

  We may not be able to obtain sufficient supplies of sports merchandise or collectibles to meet customer demand or to manage inventory effectively

  The market for sports merchandise and collectibles is highly volatile and subject to consumer trends relating to particular sporting events and the popularity of particular athletes and teams. As a result, demand for sports merchandise and collectibles can often be intense or short-lived. To date, we have sourced only a limited amount of collectibles from our athletes and sports personalities. We cannot assure you that we will be able to procure collectibles from these individuals on a timely basis, if at all. We may be unable to obtain sufficient inventory of merchandise or collectibles to meet demand on a timely basis, if at all. We generated approximately 26% of our total revenues for the year ended December 31, 1999 from electronic commerce. In order to support a higher level of sales, we may need to maintain a larger inventory of sports merchandise and collectibles. Maintaining a larger inventory subjects us to numerous risks, including carrying costs, obsolescence and price erosion. If we are unsuccessful in effectively managing our inventory, we could be forced to sell our inventory at a discount or loss.

  Our business success depends on our ability to generate electronic commerce and to develop a scalable commerce platform and distribution capabilities

  If we do not generate increased revenues from electronic commerce, our growth will be limited and our business could be adversely affected. To grow our electronic commerce revenues, however, we will have to create or source sports merchandise and collectibles that are appealing to a large number of online consumers, build a sufficiently robust and scalable electronic commerce platform and increase our distribution fulfillment capabilities. While we do have back office electronic commerce capabilities (such as sales order processing, customer service, distribution fulfillment and inventory management), we have only been involved in distribution fulfillment operations for approximately 15 months. Our failure to enhance these capabilities in a timely manner could adversely affect our business. If we fail to meet any of these challenges, our business could be adversely affected.

  Our collectibles provided by third parties may be subject to fraud

  We acquire the majority of our collectibles from third-party providers and sell them through independent auction web sites, eBay and uBid, and through our own web sites. We rely on guarantees made by these third-party providers as to the authenticity of these collectibles. Although we do not independently verify the authenticity of third-party collectibles, we guarantee and verify our AthletesDirect collectibles, which are provided to us directly by our athletes and sports personalities. To the extent that any collectible sold by us is not authentic, we could be subject to, among other things, significant negative publicity and litigation. Any negative publicity generated as a result of actual or perceived fraudulent or deceptive collectibles or any litigation, regardless of the merits, could adversely affect our business.

  Our growth may strain our resources

  Our business has grown rapidly over the last three years. The number of our employees has grown from approximately 13 employees at May 1, 1998 to 183 employees at March 31, 2000. The scope of our operating and financial systems has also expanded significantly. Our rate of growth places a significant strain on our resources for a number of reasons, including the following:

  . the need for the continued development of our financial and information management systems;

  . the need to manage our distribution relationships as well as relationships with numerous athletes, sports writers, sports personalities, and other third parties;

  . the difficulties in hiring and retaining skilled personnel necessary to support our current level of business and to grow our multiple sources of revenue; and

  . the need to train and manage our growing employee base.

  The addition of new sports media or other divisions and the attention they demand could also strain our management resources. We cannot assure you that we will adequately address these risks, and if we do not, our business could be adversely affected.

  Our business model depends on us generating revenues from our subscription products

  To date, only a limited number of online users have been willing to pay for content sold through the Internet. Subscription product sales accounted for less than one percent of our total revenues for the year ended December 31, 1999. If this market for subscription products does not develop or develops more slowly than we expect, our business could be adversely affected. Even if this market develops, it is possible that the renewal rate of our subscribers may be significantly lower than we expect, which could also adversely affect our business.

  We may not be able to respond to technological changes, and may not remain competitive with others that are better able to respond to these changes quickly

  The online industry is characterized by rapid technological change, changes in user and customer preferences, frequent new content and product introductions and enhancements, and emerging industry standards. The introduction of new technologies and the emergence of new industry standards can render our existing offerings less attractive and unmarketable. In addition, if we are unable to integrate new technologies and standards effectively, or to introduce new content and products, our ability to remain competitive will be adversely affected. We are in the process of implementing the technology platform that is currently supporting the storage, delivery and display of our original content and commerce for AthletesDirect across our other online media divisions. If we are unsuccessful in the implementation of this technology platform across our other online media divisions, we would not be able to realize the financial and operating efficiencies planned by our investments in this technology platform and our business could be adversely affected. Our future success will depend, in part, on numerous factors, including our ability to do the following:

  . enhance our existing offerings;

  . develop new offerings that address the increasingly sophisticated and varied needs of our prospective users;

  . respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis;

  . develop, enhance and improve the responsiveness, functionality and features of our web sites;

  . provide compelling audio and video content for distribution in a broadband environment as broadband access becomes more widely available; and

  . license or acquire leading technologies.

  If we are unable to integrate and capitalize on new technologies and standards effectively, our business could be adversely affected.

  Any inability to protect our intellectual property rights could adversely affect our business

  Proprietary rights are important to our success and our competitive position. To protect our proprietary rights, we rely generally on copyright, trademark and trade secret laws, confidentiality agreements with third parties, and license agreements with consultants, vendors and customers. Despite such protection, a third party could, without authorization, copy or otherwise misappropriate information from our database. Our agreements with employees, consultants and others who participate in development activities could be breached. We may not have adequate remedies for any breach, and our trade secrets may otherwise become known or independently developed by competitors. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States, and effective copyright, trademark and trade secret protection may not be available in those jurisdictions.

  We have applied for registration of several trademarks in the United States and we will seek to register additional trademarks as appropriate. The uses for which we have applied for registration of these trademarks include providing online retail services, and delivering sports information, photographs, interactive chat rooms and fan message boards through the Internet. We believe that securing these registrations is vital to the successful marketing and promotion of our lines of business. We cannot assure you that we will be successful in obtaining the trademarks for which we have applied. Even if these applications mature to registration, they may be successfully challenged by others or invalidated. If the applications do not register because third parties own the trademarks, or if our rights to use the trademarks are challenged by owners of similar rights, the use of the trademarks may be restricted unless we enter into arrangements with the third parties, which may be unavailable on commercially reasonable terms.

  We also use content from athletes, sports writers, sports personalities and other third parties and it is possible that we could become subject to infringement actions based upon this content. We generally obtain representations as to the origin and ownership of this content; however, this may not adequately protect us. Any of these claims, with or without merit, could subject us to costly litigation and the diversion of our technical and management personnel.

  There has been substantial litigation in the computer and online industries regarding intellectual property assets. Third parties may claim infringement by us with respect to current and future products, trademarks or other proprietary rights, or we may counterclaim against these parties. Any claims or counterclaims, with or without merit, could be time-consuming, result in costly litigation, divert management's attention, cause product release delays, require us to redesign our products or require us to enter into royalty or licensing agreements, any of which could harm our business. These royalty and licensing agreements, if required, may not be available on terms acceptable to us, if at all.

  Our business may be restricted by rights of sports leagues and players' associations

  The operation of our business and our ability to expand into new areas may be restricted by rights of sports leagues and players' associations. Sports leagues, such as the National Football League, typically own league and team trademarks, and we may be required to obtain a license to any of those trademarks that we use. In addition, the leagues also own other rights, such as the rights to display highlights of games, that we may wish to use in our business in the future. License agreements with the leagues for trademarks or other rights, if required, may not be available on terms acceptable to us or at all, and failure to obtain these license agreements could adversely affect our business.

  Players' associations have certain rights to license athlete names, likenesses and other attributes for groups of athletes, referred to as group licensing rights. We may be required to pay for or otherwise obtain licenses from players' associations for these group licensing rights in order to conduct certain aspects of our business. If licenses were not available or were not provided on terms acceptable to us and we were required to modify our web sites, our business could be adversely affected. We, and agents for some of the athletes with whom we have contracts, have received correspondence from the National Football League Players' Association, and other players' associations, telling us to cease creating, selling, advertising and promoting web sites for athletes represented by the players' association. On January 27, 2000, a complaint was filed in the United States District Court of California by the National Football League Players Association and the National Football League Players, Inc. against AthletesDirect. The complaint alleges that by operating its web site, AthletesDirect is violating certain rights that the plaintiffs have to license the names, likenesses and other attributes for groups of six or more football players for products that are sold at retail or used as promotional items. The complaint also alleges that by entering into contracts with football players with whom the plaintiffs already have contracts, AthletesDirect is interfering with the plaintiffs' contractual relationships with these football players. The complaint seeks declaratory relief and unspecified damages. Approximately 80% of the athletes who play in the National Football League and for whom we provide individual web sites have a relationship with the NFLPA. Although we do not believe that the NFLPA's suit has merit, and although we intend to contest the suit vigorously, if the NFLPA were to prevail on its claims and/or if athletes and agents determine not to work with us because of the players' association claims or actions, our business could be adversely affected. This litigation, whether or not determined in our favor or settled by the parties, may be costly and may divert the efforts and attention of our management from normal business operations.

  The loss of key personnel, or the inability to attract and retain additional, qualified personnel, could adversely affect our business

  Our future success depends, in significant part, upon the continued services of a relatively small number of key senior management personnel. The key senior management personnel who are important to our success are Richard D. Nanula, Chief Executive Officer and Chairman of the Board, Tyler J. Goldman, President, Broadband Studios, a division of Broadband Sports, and Ross B. Schaufelberger, Senior Vice President, Business Development. Mr. Nanula has been with us for fewer than 12 months. We have entered into employment agreements with all of the aforementioned officers. However, we cannot assure you that we will be able to retain these or other key employees or that we will be successful in attracting, assimilating and retaining other personnel in the future. In particular, we need to hire qualified marketing, advertising, sales and merchandise personnel as well as engineers to assist with our web sites and our technology infrastructure. These personnel are in high demand. The loss of any of our senior management personnel or the inability to attract and retain additional, qualified personnel could adversely affect our business.

  We may acquire other businesses and we may have difficulty integrating these businesses

  We acquired RotoNewsDirect in February 1999 and may in the future broaden the scope of our business by acquiring additional businesses that complement our current content or product offerings, increase our market share or otherwise offer growth opportunities. However, our experience in acquiring and assimilating other companies is limited. We may not be successful in overcoming problems encountered in connection with future acquisitions, and our inability to do so could adversely affect our business. Future acquisitions could expose us to increased risks, including risks associated with the following:

  . assimilating new operations, technologies, products, online sites and personnel;

  . diverting resources from our existing businesses, web sites and technologies;

  . diverting management's attention from other business concerns;

  . entry into new markets in which we have limited or no experience;

  . the inability to generate revenues from new online sites sufficient to offset associated acquisition costs;

  . maintaining uniform standards, controls, procedures and policies; and

  . the impairment of our distribution relationships or our relationships with employees and other customers as a result of integration of new businesses.

Failure to integrate successfully any business, product, technology or personnel could adversely affect our business.

  Because business acquisitions typically involve significant amounts of intangible assets, our operating results could be adversely affected by amortization of intangible assets acquired. In addition, in the event of future acquisitions or business combinations, we could do the following:

  . issue equity securities that would dilute current stockholders' percentage ownership in us;

  . use cash or incur substantial debt; or

  . assume contingent liabilities.

  We plan to expand into international markets, which involves additional risks

  As part of our business strategy, we plan to expand into international markets, which involves additional risks. At this time, our planning has not reached the stage of identifying a specific region or regions for any such expansion. In marketing our content and products internationally, we will face new competitors. In addition, expansion into international markets will require us to hire and retain additional personnel to execute our international strategy and may require us to create localized versions of our content on a cost effective basis. We cannot assure you that we will be successful in attracting, hiring or retaining the necessary personnel, creating localized versions of our content or marketing or distributing our content or products abroad. Even if we are successful, our international revenues may not offset the expense of establishing and maintaining international operations. To date, we have limited experience in marketing and distributing our content and products internationally. Additional difficulties and risks inherent in doing business internationally include the following:

  . compliance with a variety of local regulatory requirements and changes in those requirements;

  . export controls relating to technology, tariffs and other trade barriers;

  . difficulties in staffing and managing foreign operations;

  . potentially weaker protection of intellectual property rights in foreign countries, including the possibility that our trademarks will not be available for our use in those countries;

  . political instability in foreign countries;

  . fluctuations in foreign currency exchange rates;

  . longer payment cycles and greater difficulty in collecting accounts receivable;

  . seasonality in sports outside of the United States; and

  . potentially adverse tax consequences.

Risks Related To Our Industry

  Our business depends on the development and growth of electronic commerce on the Internet and other online media

  The use of online media for retail transactions, particularly those for sports-related products, is a recent development, and the continued demand and growth of a market for services and products via online media is uncertain. Online media may ultimately prove not to be a viable commercial marketplace for a number of reasons, including the following:

  . unwillingness of consumers to shift their purchasing from traditional retailers to online retailers;

  . lack of acceptable transaction and data security;

  . concern for privacy of personal information;

  . limitations on access and ease of use;

  . congestion leading to delayed or extended response times;

  . inadequate development of infrastructure of online media to keep pace with increased levels of use; and

  . increased government regulation and taxation.

  Malfunctions of third-party systems and the strain on our own systems due to increased traffic could adversely affect our business

  In the past, our web sites have experienced significant increases in traffic when there are significant sports-related events. To the extent the number of users increases, our web sites must accommodate a high volume of traffic. Our web sites have in the past and may in the future experience slower response times or other problems for a variety of reasons. If increases in user traffic result in system interruptions or increases in response time, it could result in a loss of potential or existing users or advertisers and, if sustained or repeated, could reduce the attractiveness of our web sites to users, content providers and advertisers. In addition, our users depend on Internet service providers, and other online service providers for access to our web sites. These providers have experienced significant outages in the past, particularly as a result of increased traffic, and could experience outages, delays and other difficulties due to system failures unrelated to our systems in the future. These types of occurrences could cause users to perceive our web sites as not functioning properly and, therefore, could adversely affect our ability to attract and retain users, content providers and advertisers.

  Any failure of our network infrastructure could decrease the availability of our content and products

  The performance, reliability and availability of our web sites are critical to our reputation and ability to attract and retain users, content providers and advertisers. We cannot guarantee that:

  . we will have uninterrupted access to the Internet;

  . our users will be able to reach our web sites; or

  . communications via our web sites will be secure.

  Despite precautions taken by us and by the companies that now host or in the future may host our web sites, our system is susceptible to natural and man-made disasters such as earthquakes, fires, floods, power loss and sabotage. Our system is also vulnerable to disruptions from computer viruses and attempts by hackers to penetrate our network security. We do not currently have redundant systems or a formal disaster recovery plan.

  Any disruption in our users' Internet access provided by third-party services or any failure of third parties to handle higher volumes of Internet users to our web sites could adversely affect our business.

  Services based on sophisticated software and computer systems often encounter development delays and the underlying software may contain undetected errors that could cause system failures when introduced. Any system error or failure that causes interruption in availability of content or an increase in response time could result in a loss of potential or existing advertisers, content providers and users and, if sustained or repeated, could reduce the attractiveness of our content services to such entities or individuals. Expanding our network infrastructure could require substantial financial and operational resources in 2000 and future periods.

  Our revenues depend on advertisers and sponsors adopting the Internet and other online media as an attractive platform

  The Internet and other online media have not been available for a sufficient period of time to gauge their effectiveness as advertising platforms when compared with traditional media. There is intense competition among sellers of advertising space on online media, making it difficult to project advertising revenues or anticipate whether we or the parties with whom we have distribution relationships will be successful in selling advertising space. Market acceptance of online media as an advertising platform is highly uncertain for a number of reasons, including the following:

  . lack of widely accepted standards for measuring the extent of Internet traffic;

  . concerns about privacy and security among users;

  . the limited acceptance to date of online media for widespread commercial use; and

  . inadequate development of the network infrastructure and enabling technologies.

  Tracking and measurement standards for advertising are evolving and create uncertainty about the viability of advertising on the Internet

  It is important to our advertisers that we accurately measure the size and demographics of our user base and the delivery of advertisements on our web sites. There are currently no widely accepted standards to measure the effectiveness of online media as a platform for attracting audiences or targeting particular demographic groups. If measurement standards do not develop, we may be unable to retain current, or attract new, advertisers. We depend on the use of DoubleClick's DART software to measure both the number of advertising impressions displayed on our web sites and the number of times that online users click on an advertisement displayed on our web sites. If this technology is not available to us, we would be required to perform these services ourselves or obtain this information through the use of technology offered by another provider. This could cause us to incur additional costs or cause interruptions in our business while we are replacing these services. If we do not develop these systems successfully, we may not be able to accurately evaluate the demographic characteristics of our users. Companies may not advertise on our web sites or may pay less for advertising if they do not perceive our measurements, or measurements made by third parties, to be reliable.

  Online security concerns could hinder electronic commerce

  The need to securely transmit confidential information over online media has been a significant barrier to electronic commerce and electronic communications. Any well-publicized compromise of security could deter people from using the Internet or other online media or from using it to conduct transactions that involve transmitting confidential information, such as credit card numbers. We transmit personal information such as credit card numbers and store proprietary information such as customer names, addresses and purchase trends. To the extent that our activities or those of third-party contractors involve the storage and transmission of proprietary or personal information, security breaches could damage our reputation and expose us to a risk of loss or litigation and possible liability. Our business could be adversely affected if our security measures do not prevent security breaches, and we cannot assure you that we can prevent any security breaches. In addition, we may be subject to liability for orders placed with fraudulent credit card data even though the associated financial institution approved payment of the orders. Under current credit card practices, a merchant is liable for fraudulent credit card transactions where, as is the case with the transactions we process, the merchant does not obtain a cardholder's signature. Fraudulent use of credit card data in the future could adversely affect our business.

  In addition, we could be liable for the misuse of personal information. The Federal Trade Commission, the European Union and certain state and local authorities have been investigating certain Internet companies regarding their use of personal information. We could incur additional expenses if new regulations regarding the use of personal information are introduced or if these authorities choose to investigate our privacy practices.

  We could be subject to liability for online content

  The nature and breadth of content disseminated by us on our web sites and through our distribution relationships could expose us to liability in various areas, including claims relating to:

  . defamation, libel, negligence, personal injury and other legal theories based on the nature and content of the material we publish or distribute;

  . copyright or trademark infringement or wrongful action due to the actions of third parties; and

  . use of third-party content made available through our online sites or through content and material posted by parties with whom we have distribution relationships and participants on online pages or in chat rooms and bulletin boards, such as information provided by our sports writers.

  Because of the large amount of content that is provided to us by our sports writers on a daily basis, it is difficult to verify the originality or accuracy of this information. Any claim would likely result in our incurring substantial costs and could also be a drain on our financial and other resources. In addition, we might experience disruptions in our distribution relationships as well as in our relationships with our athletes, sports writers, sports personalities, advertisers and other third parties. This could reduce traffic on our web sites, negatively affect our user base, or reduce our revenue from advertising and electronic commerce.

  Imposition of government regulations and other legal uncertainties associated with lotteries and gambling could adversely affect our business

  RotoNewsDirect's occasional use of prizes in its fantasy sports games may subject some of its games to state and federal laws governing lotteries and gambling. These laws vary from jurisdiction to jurisdiction and are complex and uncertain both in application and enforcement. RotoNewsDirect seeks to design its games so as not to constitute lotteries or gambling under these laws and, where possible, to fall within exemptions from applicable laws. We cannot assure you that our contests will be exempt from such laws or that the applicability of such laws will not adversely affect our business. Failure to comply with applicable laws could adversely affect our business.

Risks Associated With Our Offering

  We may need additional financing to achieve our business objectives or achieve profitability

  We currently anticipate that our available cash resources, combined with the net proceeds from this offering, will be sufficient to meet our anticipated working capital and capital expenditure needs for at least the 12 months following the date of this prospectus. Nevertheless, we may need to raise additional funds to maintain and develop our position in the marketplace. We cannot assure you that additional financing will be available on terms favorable to us, or at all. If we cannot obtain needed funds on acceptable terms, or at all, we would be limited in our ability to do the following:

  . fund more rapid expansion;

  . develop or enhance existing content or products;

  . upgrade our technological infrastructure;

  . build our multiple brands;

  . respond to competitive pressures; or

  . acquire complementary products, businesses or technologies.

  Even if we succeed in raising additional funding, it may have a dilutive effect on the percentage of ownership of our then-current stockholders because we may need to raise these funds by issuing equity or convertible debt securities. Also, any new securities may have rights and privileges senior to the rights of the common stock.

  Our officers, directors and principal stockholders can exert control over matters requiring stockholder approval

  After this offering, executive officers, directors and holders of five percent or more of our outstanding common stock will, in the aggregate, beneficially own approximately 75% of our outstanding common stock. These stockholders will be able to significantly influence all matters requiring approval by our stockholders, including the election of directors and the approval of significant corporate transactions. This concentration of ownership may also have the effect of delaying, deterring or preventing a change in control and may make some transactions more difficult or impossible without the support of these stockholders.

  Provisions in our charter documents and Delaware law may delay or prevent an acquisition of our company

  Upon the closing of this offering, our certificate of incorporation and bylaws will contain provisions which could make it harder for a third party to acquire us without the consent of our board of directors. For example, if a potential acquiror were to make a hostile bid for us, the acquiror would not be able to call a special meeting of stockholders to remove our board of directors or act by written consent without a meeting. In addition, our board of directors will have staggered terms which makes it difficult to remove them all at once. The acquiror would also be required to provide advance notice of its proposal to remove directors at an annual meeting. The acquiror also will not be able to cumulate votes at a meeting, which will require the acquiror to hold more shares to gain representation on the board of directors than if cumulative voting were permitted.

  Our board of directors also has the ability to issue preferred stock which would significantly dilute the ownership of a hostile acquiror. In addition,
Section 203 of the Delaware General Corporation Law limits business combination transactions with 15% stockholders that have not been approved by the board of directors. These provisions and other similar provisions make it more difficult for a third party to acquire us without negotiation. These provisions may apply even if the offer may be considered beneficial by some stockholders.

  Our board of directors could choose not to negotiate with an acquiror that it did not feel was in our strategic interests. If the acquiror was discouraged from offering to acquire us or prevented from successfully completing a hostile acquisition by the antitakeover measures, you could lose the opportunity to sell your shares at a favorable price.

  The number of shares that will be eligible for sale in the open market in the near future could depress our stock price

  If our existing stockholders sell substantial amounts of our common stock (including shares issued upon the exercise of outstanding options) in the public market following this offering, the market price of our common stock could fall. These sales also might make it more difficult for us to sell equity securities in the future at a time and price that we deem appropriate. After this offering, we will have outstanding 34,223,639 shares of common stock. Of these shares, the 3,300,000 shares being offered hereby are freely tradable. This leaves 30,923,639 shares eligible for sale in the public market as follows:

       Number of Shares   Date
       ----------------   ----
                0         The date of this prospectus
       24,932,549         180 days after the date of this prospectus
        5,991,090         At various times after 180 days from the date of this prospectus

  Our directors, officers and substantially all of our stockholders and optionees have agreed that they will not sell, directly or indirectly, any common stock without the prior written consent of Morgan Stanley and Co. Incorporated for a period of 180 days from the date of this prospectus. Morgan Stanley & Co. Incorporated may, at its discretion, release existing stockholders from such lock-up agreements. Factors that could lead to a release include market demand for shares of our common stock and a stockholder's liquidity concerns. Sales of these shares in the future, whether due to early release or termination of lock-up agreements, could cause the market price of our common stock to decline.

  Upon the closing of this offering, we intend to file a registration statement to register for resale the 12,804,412 shares of common stock reserved for issuance under our stock option plans. We expect this registration to become effective immediately upon filing. As of March 31, 2000, options to purchase a total of 5,750,702 shares of common stock were outstanding, of which 752,959 shares will be immediately exercisable upon the closing of this offering. These stock options generally have exercise prices significantly below the assumed initial public offering of our common stock. The possible sale of a significant number of these shares may cause the price of our common stock to fall.

  Certain stockholders, representing approximately 25,798,036 shares of common stock, have the right, subject to conditions, to include their shares in certain registration statements relating to our securities. By exercising their registration rights and causing a large number of shares to be registered and sold in the public market, these holders may cause the price of the common stock to fall. In addition, any demand to include such shares in our registration statements could have an adverse effect on our ability to raise needed capital.

  As a new investor, you will experience immediate and substantial dilution

  The initial public offering price is expected to be substantially higher than the net tangible book value per share of the outstanding common stock immediately after this offering. Investors purchasing common stock in this offering, therefore, will incur immediate dilution of $7.40 in net tangible book value per share, assuming an initial public offering price of $9.00 per share. To the extent that outstanding stock options to purchase common stock are exercised, there will be further dilution. See "Dilution."

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

  This prospectus contains forward-looking statements. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential" or "continue," the negative of such terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined under "Risk Factors." These factors may cause our actual results to differ materially from any forward-looking statement.

  Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

                                USE OF PROCEEDS

  We currently estimate that our net proceeds from the sale of the 3,300,000 shares of common stock in this offering will be approximately $26.6 million, assuming an initial public offering price of $9.00 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses. If the underwriters exercise their over-allotment option in full, we estimate that our net proceeds will be $30.8 million.

  We currently estimate that we will use the net proceeds for the following purposes:

  .  approximately $4.5 million to repay outstanding indebtedness;

  . approximately $2.3 million to redeem our outstanding mandatorily redeemable series A preferred stock;

  . approximately $6.0 million for advertising and promoting our online media divisions and our web sites;

  . approximately $6.0 million for sports content production and the development and enhancement of our web sites;

  . approximately $5.0 million to enhance our technology platform;

  . approximately $2.0 million for expansion into other markets; and

  . general corporate purposes, including working capital.

  We believe the net proceeds from this offering and current cash and cash equivalents will be sufficient to fund our working capital and capital expenditure requirements for at least the next 12 months. We do not believe our cash and cash equivalents will be sufficient to fund our working capital and capital expenditure requirements for the next 12 months exclusive of the net proceeds from this offering as we expect to continue to incur significant operating losses for the foreseeable future.

  In applying the net proceeds from this offering, the allocation of which may differ from the estimates above, our management team will have broad discretion. We may use a portion of the net proceeds to acquire or invest in complementary businesses, technologies, assets or products. We currently have no agreements or understandings with respect to any such acquisitions. Pending such uses, we intend to invest the net proceeds of this offering in short-term, interest-bearing, investment grade securities, certificates of deposit or direct guaranteed obligations of the United States.

                                DIVIDEND POLICY

  We have never declared or paid any cash dividends on our common stock. We intend to retain any future earnings to finance operations and the growth of our business and do not anticipate paying any cash dividends on our common stock in the foreseeable future. We may incur indebtedness in the future which may prohibit or effectively restrict the payment of dividends, although we have no current plans to do so. Any future determination to pay cash dividends will be at the discretion of our board of directors.

                                CAPITALIZATION

  The following table sets forth our capitalization as of December 31, 1999:

   (a) on an actual basis;

  (b)  on a pro forma basis to reflect:

    . the conversion of our series B and series C convertible preferred stock into an aggregate of 4,771,666 shares of common stock;

    .  the sale of 1,097,109 shares of common stock for $13.2 million; and

    . the exercise of stock options for 312,133 shares of our common stock for $452,000.

  (c) on a pro forma as adjusted basis to reflect the following adjustments:

    . the sale of 3,300,000 shares of common stock and the receipt of the net proceeds from the sale of common stock, at an assumed initial public offering price of $9.00 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses;

    . the repayment of outstanding indebtedness of $4.5 million, which was outstanding at December 31, 1999;

    . the redemption of our outstanding mandatorily redeemable series A preferred stock for $2.3 million;

    . the conversion of our series B and series C convertible preferred stock into an aggregate of 4,771,666 shares of common stock;

    .  the sale of 1,097,109 shares of common stock for $13.2 million; and

    . the exercise of stock options for 312,133 shares of our common stock for $452,000.

  The table below should be read in conjunction with the more detailed financial statements and the related notes, which are included elsewhere in this prospectus:

                                                 As of December 31, 1999(1)
                                               --------------------------------
                                                                     Pro Forma
                                                Actual   Pro Forma  As Adjusted
                                               --------  ---------  -----------
                                                       (in thousands)
   Revolving loan due to stockholder.........  $  4,468  $  4,468    $    --
                                               --------  --------    --------
   Long term portion of capital lease
    obligation...............................       246       246         246
                                               --------  --------    --------
   Mandatorily redeemable series A preferred
    stock, $0.001 par value, 2,000,000 shares
    authorized issued and outstanding actual
    and pro forma; no shares issued and
    outstanding pro forma as adjusted........     2,330     2,330         --
                                               --------  --------    --------
   Preferred stock, $0.001 par value,
    56,000,000 authorized actual and pro
    forma; 10,000,000 authorized pro forma as
    adjusted
    Series B convertible preferred stock;
     34,000,000 shares authorized; 29,166,663
     shares issued and outstanding actual; no
     shares authorized, issued and
     outstanding pro forma and pro forma as
     adjusted................................    16,520       --          --
    Series C convertible preferred stock;
     20,000,000 shares authorized;
     18,550,000 shares issued and outstanding
     actual; no shares authorized, issued and
     outstanding pro forma and pro forma as
     adjusted................................    14,840       --          --
   Common stock, $0.001 par value,
    306,000,000 shares authorized, 24,742,731
    shares issued and outstanding actual;
    306,000,000 authorized, 30,923,639 issued
    and outstanding pro forma; 100,000,000
    shares authorized, 34,223,639 issued and
    outstanding pro forma as adjusted........        25        31          34
   Additional paid-in capital................    31,394    76,365     102,983
   Receivable from stockholder...............   (16,701)  (16,701)    (16,701)
   Deferred stock compensation...............    (5,405)   (5,405)     (5,405)
   Accumulated deficit.......................   (22,152)  (22,152)    (22,152)
                                               --------  --------    --------
     Total stockholders' equity..............    18,521    32,138      58,759
                                               --------  --------    --------
      Total capitalization...................  $ 25,565  $ 39,182    $ 59,005
                                               ========  ========    ========

------------------

(1) The preceding table excludes (a) an aggregate of 12,492,280 shares of common stock reserved for issuance under our stock option plans, of which options to purchase 5,750,702 shares of common stock were outstanding as of March 31, 2000 at a weighted average exercise price of $6.26 per share, assuming a public offering price of $9.00 per share, and (b) warrants to purchase an aggregate of 1,911,342 shares of common stock at a weighted average exercise price of $13.29 per share (including a warrant to purchase 1,360,883 shares of common stock at an exercise price of $14.00 per share, subject to adjustment).

                                   DILUTION

  Our pro forma net tangible book value as of December 31, 1999 was approximately $28.3 million or $0.91 per share. Pro forma net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of shares of common stock outstanding, after giving effect to:

  . the automatic redemption of the mandatorily redeemable series A preferred stock;

  . the conversion of the series B and series C convertible preferred stock into an aggregate of 4,771,666 shares of common stock upon the closing of this offering; and

  . the sale of 1,409,242 shares of common stock after December 31, 1999.

  Dilution in pro forma as adjusted net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the pro forma net tangible book value per share of common stock immediately after the closing of this offering. After giving effect to the sale of 3,300,000 shares of common stock offered by us at an assumed initial public offering price of $9.00 per share, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value at December 31, 1999 would have been approximately
$54.9 million or $1.60 per share of common stock. This represents an immediate increase in pro forma net tangible book value of $0.70 per share to existing stockholders and an immediate dilution of $7.40 per share to new investors of common stock. The following table illustrates this dilution on a per share basis:

   Assumed initial public offering price per share................       $9.00
     Pro forma net tangible book value per share as of December
      31, 1999 ................................................... $0.91
     Increase in pro forma net tangible book value per share
      attributable to new investors...............................  0.69
                                                                   -----
   Pro forma as adjusted net tangible book value per share after
    this offering.................................................        1.60
                                                                         -----
   Pro forma net tangible book value dilution per share to new
    investors.....................................................       $7.40
                                                                         =====

  The following table summarizes, on a pro forma as adjusted basis to give effect to the offering at an assumed initial public offering price of $9.00 per share, before deducting estimated underwriting discounts and commissions and estimate offering expenses, as of December 31, 1999, the differences between the existing stockholders and new investors as to the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid:

                             Shares Purchased(1)   Total Consideration
                            --------------------- ---------------------- Average Price
                              Number   Percentage   Amount    Percentage   Per Share
                            ---------- ---------- ----------- ---------- -------------
   Existing stockholders... 30,923,639    90.36%  $63,319,119    68.07%      $2.05
   New investors...........  3,300,000     9.64    29,700,000    31.93        9.00
                            ----------   ------   -----------   ------
     Total................. 34,223,639   100.00%  $93,019,119   100.00%
                            ==========   ======   ===========   ======

---------------------

(1) The preceding table excludes (a) an aggregate of 12,492,280 shares of common stock reserved for issuance under our stock option plans, of which options to purchase 5,750,702 shares of common stock were outstanding as of March 31, 2000 at a weighted average exercise price of $6.26 per share, assuming a public offering price of $9.00 per share, and (b) warrants to purchase an aggregate of 1,911,342 shares of common stock at a weighted average exercise price of $13.29 per share (including a warrant to purchase 1,360,883 shares of common stock at an exercise price of $14.00 per share, subject to adjustment).

  After giving effect to the sale of 3,795,000 shares of common stock offered by us at an assumed initial public offering price of $9.00 per share (assuming the exercise of the underwriters' over-allotment option), and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as adjusted at December 31, 1999 would have been approximately $59.0 million or $1.70 per share of common stock. This represents an immediate increase in pro forma net tangible book value of $0.79 per share to existing stockholders and an immediate dilution of $7.30 per share to new investors of common stock. The following table illustrates this dilution on a per share basis:

   Assumed initial public offering price per share................       $9.00
     Pro forma net tangible book value per share as of December
      31, 1999.................................................... $0.91
     Increase in pro forma net tangible book value per share
      attributable to new investors...............................  0.79
                                                                   -----
   Pro forma net tangible book value as adjusted per share after
    this offering.................................................        1.70
                                                                         -----
   Pro forma net tangible book value as adjusted dilution per
    share to new investors........................................       $7.36
                                                                         =====

  The following table summarizes, on a pro forma as adjusted basis to give effect to the offering at an assumed initial public offering price of $9.00 per share (assuming the exercise of the underwriters' over-allotment option), before deducting estimated underwriting discounts and commissions and estimate offering expenses, as of December 31, 1999, the differences between the existing stockholders and new investors as to the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid:

                             Shares Purchased(1)   Total Consideration
                            --------------------- ---------------------- Average Price
                              Number   Percentage   Amount    Percentage   Per Share
                            ---------- ---------- ----------- ---------- -------------
   Existing stockholders... 30,923,639    89.07%  $63,319,119    64.96%      $2.05
   New investors...........  3,795,000    10.93    34,155,000    35.04        9.00
                            ----------   ------   -----------   ------
     Total................. 34,718,639   100.00%  $97,474,119   100.00%
                            ==========   ======   ===========   ======

---------------------

(1) The preceding table excludes (a) an aggregate of 12,492,280 shares of common stock reserved for issuance under our stock option plans, of which options to purchase 5,750,702 shares of common stock were outstanding as of March 31, 2000 at a weighted average exercise price of $6.26 per share, assuming a public offering price of $9.00 per share, and (b) warrants to purchase an aggregate of 1,911,342 shares of common stock at a weighted average exercise price of $13.29 per share (including a warrant to purchase 1,360,883 shares of common stock at an exercise price of $14.00 per share, subject to adjustment).

               SELECTED CONSOLIDATED AND COMBINED FINANCIAL DATA

  The combined financial statements of the Predecessor Companies as of December 31, 1996 and 1997 and for the period from February 1, 1996 through December 31, 1996 and for the year ended December 31, 1997 and the two months ended February 27, 1998, have been prepared on a combined basis due to the companies common ownership. The statement of operations data set forth below for the fiscal year ended December 31, 1997, the two months ended February 27, 1998, the ten months ended December 31, 1998, and the year ended December 31, 1999, and the selected balance sheet data as of December 31, 1998 and 1999 have been derived from our financial statements, which have been audited by Ernst & Young LLP, independent auditors, included elsewhere in this prospectus. The statement of operations data for the period from inception (February 1, 1996) through December 31, 1996 and the combined balance sheet data as of December 31, 1996 and 1997 are derived from financial statements of the Predecessor Companies that are not included herein. You should read the selected consolidated and combined financial and operating data set forth below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the notes included elsewhere in this prospectus.

                                    Predecessor Companies             Broadband Sports, Inc.
                          ------------------------------------------ -------------------------
                             The period
                          February 1, 1996
                            (inception)                  Two months   Ten months
                              through       Year ended     ended        ended      Year ended
                            December 31,   December 31, February 27, December 31, December 31,
                                1996           1997         1998         1998         1999
                          ---------------- ------------ ------------ ------------ ------------
                                         (in thousands, except per share data)
Consolidated and
 Combined Statement of
 Operations Data:
Revenues................       $ 219         $ 1,874       $ 507       $ 2,719      $  8,734
Cost of revenues,
 excluding $0, $0, $0,
 $528 and $119 of
 amortization of
 deferred stock
 compensation...........         414           1,300         296         2,036         6,364
                               -----         -------       -----       -------      --------
Gross profit (loss).....        (195)            574         211           683         2,370
Operating expenses:
 Sales and marketing,
  excluding $52, $297,
  $130, $517 and $820
  of amortization of
  deferred stock
  compensation and
  deferred incentives...           4             154          69           592         7,244
 Product development,
  excluding $0, $117,
  $18, $108 and $488 of
  amortization of
  deferred stock
  compensation..........           8              22           9           137         1,270
 General and
  administrative,
  excluding $0, $0, $2,
  $1,260 and $2,355 of
  amortization of
  deferred stock
  compensation..........          97             672         136         1,537         7,001
 Depreciation...........           3              15           4            43           489
 Amortization of
  goodwill..............         --              --          --            244           363
 Amortization of
  deferred stock
  compensation and
  deferred incentives
  (1)...................          52             414         150         2,413         3,782
                               -----         -------       -----       -------      --------
   Total operating
    expenses............         164           1,277         368         4,966        20,149
                               -----         -------       -----       -------      --------
Operating loss..........        (359)           (703)       (157)       (4,283)      (17,779)
Interest income.........         --                3         --            --            345
Interest and other
 expense................         --              --          --            (73)         (362)
                               -----         -------       -----       -------      --------
Net loss................       $(359)        $  (700)      $(157)      $(4,356)     $(17,796)
                               =====         =======       =====       =======      ========
Historical loss per
 share basic and
 diluted (2)............                                               $  (.20)     $   (.82)
Pro forma loss per share
 basic and diluted (3)..                                               $  (.20)     $   (.75)
Weighted average common
 and common equivalent
 shares outstanding.....
 Historical (2).........                                                21,704        21,783
 Pro forma (3)..........                                                21,704        23,729

                                       Predecessor
                                        Companies     Broadband Sports, Inc.
                                      ------------- --------------------------
                                      December 31,
                                      ------------- December  31, December 31,
                                       1996   1997      1998          1999
                                      ------ ------ ------------- ------------
                                                   (in thousands)
Consolidated and Combined Balance
 Sheet Data:
Cash and cash equivalents............ $  258 $   53    $  213       $18,374
Working capital .....................    209    587       403        20,411
Total assets.........................  1,172  1,971     2,356        29,170
Revolving loan due to stockholder....    --     --      1,998         4,468
Long term portion of capital lease
 obligation..........................    --     --        --            246
Mandatorily redeemable series A
 preferred stock.....................    --     --      2,150         2,330
Series B convertible preferred
 stock...............................    --     --        --         16,520
Series C convertible preferred
 stock...............................    --     --        --         14,840
Total stockholders' equity...........    909  1,631    (2,388)       18,521

-------------------
(1) All amortization of deferred stock compensation related to employees and deferred incentives related to non-employees has been aggregated and shown as a separate line item in the statements of operations.
(2) See notes to the consolidated and combined financial statements for an explanation of the determination of the number of shares used in computing basic and diluted per share amounts.
(3) Gives effect to the conversion of the series B convertible preferred stock as having been outstanding from the issuance date of May 25, 1999, and the conversion of the series C convertible preferred stock as having been outstanding from the issuance date of November 24, 1999.

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

  You should read the following discussion in conjunction with our consolidated and combined financial statements and the notes to those statements included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties, such as statements of our plans, objectives, expectations and intentions. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of certain factors, including, but not limited to, those discussed in "Risk Factors" and elsewhere in this prospectus.

  Broadband Sports is an online sports media company that produces original content and commerce for groups of sports enthusiasts who have a common interest in following a particular sport, team or athlete. Our four online media divisions create content and commerce that target these groups of sports enthusiasts through leveraging contractual relationships that we have with over 275 athletes and sports personalities and over 315 sports writers.

  We have established distribution relationships with AOL, eBay, DIRECTV, Fox, Lycos, uBid and Yahoo!. These distribution relationships and our web sites enable us to effectively target groups of sports enthusiasts, increase the awareness of our four online media divisions and promote our product offerings.

Overview

  Broadband Sports was founded by Tyler J. Goldman and was incorporated in February 1998 to combine Athlete Direct LLC and Pro Sports Xchange LLC under common ownership. Initial funding was primarily provided by NMSS Partners LLC, an investment company. Athlete Direct began operations in September 1996 and Pro Sports Xchange began operations in February 1996. Broadband Sports purchased all of the outstanding stock of the Predecessor Companies in February 1998 for $2,209,964. The acquisitions were accounted for as purchase transactions and $877,516 of goodwill was recorded which is being amortized using the straight-line method over three years. In February 1999, Broadband Sports acquired the assets of Manna Mir Research, Inc. for $225,000 in cash and contingent consideration of up to an additional $205,000. Manna Mir Research owned and operated a fantasy sports web site, rotonews.com. These assets were contributed to a newly formed subsidiary, RotoNews, Inc. In connection with the acquisition of the assets of Manna Mir Research, we recorded $254,074 of goodwill which is being amortized using the straight-line method over three years. In March 1999, Broadband Sports formed a new subsidiary, SportsAuthentics.com, Inc., to market and distribute sports-related merchandise and collectibles.

  Revenues. We currently derive revenues from four sources: content syndication, advertising, electronic commerce and subscriptions. We earn content syndication revenues through various licenses to display our original content. Our content includes SportsWritersDirect's Insider Team Reports and Player Notes, as well as the individual athlete and sports personality web sites produced by AthletesDirect. Content syndication revenues are recognized over the period of the license agreement as we deliver such content. Advertising revenues represent the sale of advertisements and sponsorships and are recognized ratably over the period in which they are displayed, provided that no significant obligations remain and collection of the resulting receivable is probable. Electronic commerce revenues represent the sale of sports-related merchandise and collectibles and are recognized once the product has been shipped and collection of the resulting receivable is probable. Subscription revenues represent the sale of subscriptions and are recognized ratably over the subscription period, which is typically a professional sports season. Subscriptions are generally billed in advance and charged directly to customers' credit cards. Deferred revenues relate to subscription fees that have been collected but for which revenues have not yet been recognized. During the year ended December 31, 1999, we entered into two agreements whereby we received non-monetary benefits. These are described in the following two paragraphs.

  In January 1999, we entered into an interactive services agreement with AOL. Under this agreement, we record a monthly license fee for content and programming valued at approximately $288,000 per month. Such content and programming includes the syndication of AthletesDirect content both within the AOL Sports Channel and the AOL Kids Channel as well as providing content and programming for the professional and college team areas within the AOL Sports Channel. AOL is also entitled to receive a percentage of revenues derived from the sale of sports-related merchandise and subscription products by the Company on AOL. The Company also receives guaranteed placement and banner impressions from AOL for which it records a monthly expense valued at approximately $232,000 per month. We have received cash for similar transactions in the past. This agreement will be superseded by the customized programming agreement executed with AOL in March 2000. See "Business-- Strategic Relationships."

  We currently generate revenues from our four online media divisions:

  . AthletesDirect, which creates and operates individual athlete and sports personality web sites, launched its initial site on AOL's proprietary network in the third quarter of 1996 and recognized its first content syndication revenues from AOL in that quarter. Since the third quarter of 1996, AthletesDirect has maintained a distribution relationship with AOL, which was exclusive through March 1999. Under the terms of the new agreement with AOL, which terminates on June 30, 2001, AthletesDirect creates and maintains individual athlete sites on AOL's proprietary network for which AthletesDirect earns a content syndication fee. In May 1999, AthletesDirect entered into an agreement with Yahoo! to syndicate its content to Yahoo! Sports. This agreement terminates in June 2000. These agreements provide guaranteed promotion and placement for our original content as well as promotional links to our subscription products and our sports-related merchandise and collectibles. In addition, AthletesDirect currently sells collectibles through its distribution relationship with eBay.

   To date, AthletesDirect has derived revenues primarily from content syndication and, to a lesser extent, from the sale of advertising and electronic commerce. To augment the distribution of our content and products, we released the AthletesDirect web site in November 1999 which users can access directly at www.athletesdirect.com or through links from AOL, Yahoo! or eBay.

  . SportsWritersDirect, which provides in-depth team and player information, initially recognized revenues from content syndication in the first quarter of 1996. During 1997, SportsWritersDirect entered into syndication relationships that limited distribution for its content to three individual distribution relationships. These distribution restrictions expired in December 1998. Currently, SportsWritersDirect's distribution relationships include AOL, Fox Sports and Yahoo!. These distribution relationships provide for SportsWritersDirect to license its content for display on third party sites. SportsWritersDirect derives revenues primarily from content syndication and, to a lesser extent, from the sale of subscriptions. Currently, SportsWritersDirect's web site, www.sportswritersdirect.com, is used solely to distribute SportsWritersDirect's premium content products.

  . RotoNewsDirect, derives its revenues from the sale of advertisements on its web site, www.rotonewsdirect.com.

  . SportsAuthenticsDirect, derives electronic commerce revenues from the sale of sports-related merchandise and collectibles on its web site. SportsAuthenticsDirect distributes products through its distribution relationships with uBid and AOL. Currently, SportsAuthenticsDirect does not sell products directly through its own web site but intends to do so within the next six months.

  Cost of Revenues. Our cost of revenues includes compensation and benefits for editorial and operations personnel, and telecommunications, Internet access and computer-related expenses for the support and delivery of our services. Cost of revenues also includes the cost of sports-related merchandise and collectibles sold and the royalties paid to certain athletes, sports personalities and sports writers based on a percentage of the revenues or gross profits generated. The royalties paid in 1999 were immaterial. We expect these royalties to increase significantly as we increase our advertising and electronic commerce revenues generated from our web sites.

  Operating Expenses.

  Sales and Marketing. Sales and marketing expenses consist of advertising and promotional expenditures, salaries and related expenses for personnel engaged in marketing, advertising sales, customer service, distribution fulfillment and public relations. We have entered into licensing, royalty, distribution, and consulting agreements with various online sites, vendors, athletes and sports personalities. These agreements provide for a specified percentage of advertising and merchandising revenue to be paid to these athletes and sports personalities from whose web site the revenue is derived. In addition, some of these agreements provide for advances of these percentages or royalties. In some cases, these advances are paid before the advertising and merchandising revenues are received and the marketing services are provided. These advances are recoupable against future royalties, and we record them as advances on our balance sheet and amortize them equally over the term of the contracts. The portion of the advances attributable to the percentage of advertising and merchandising revenues earned are recognized as a cost of revenues and any excess amortization is recognized as sales and marketing expense. Under such agreements, these individuals are required to provide various marketing and promotional services. These marketing and promotional services include participating in online and offline marketing campaigns, providing use of their image and voice in our marketing efforts, making live appearances at which they promote their involvement with us and providing authentic signatures on sports related products we can use for promotional purposes.

  Product Development. Product development expenses consist primarily of employee compensation and benefits, and consulting and development fees required to enhance existing and develop new product and content offerings.

  General and Administrative. General and administrative expenses consist of salary and related costs for general corporate functions as well as professional service fees and facilities expenses.

  Depreciation. Depreciation expenses consist of the depreciation of property and equipment.

  Amortization. Amortization expenses consist of the amortization of goodwill associated with the acquisitions of Athlete Direct and Pro Sports Xchange in February 1998 and the assets of Manna Mir Research in February 1999, deferred stock compensation and deferred incentives. Amortization of deferred stock compensation and deferred incentives has been aggregated and shown on a separate line item on the statement of operations since they both relate to stock options.

  Deferred stock compensation for employees and deferred incentive costs for non-employees represent the fair value of stock options and common stock that have been granted to employees and non-employees during 1998 and 1999. Such amounts were recorded as deferred stock compensation in stockholders' equity for employees and as advances and deferred incentives in assets for non-employees. We calculated the fair value of each option to non-employees on the date of grant using an option pricing model as prescribed by Statement of Financial Accounting Standards No. 123. The fair value of each stock option granted to non-employees is amortized ratably as an expense over the period in which services are provided. We intend to recognize $8.3 million of additional amortization expense related to deferred stock compensation and deferred incentives existing as of December 31, 1999 as follows:

                                                     Deferred
                                                      Stock      Deferred
   Year                                            Compensation Incentives Total
   ----                                            ------------ ---------- -----
                                                           (in millions)
   2000...........................................     $3.1        $0.9    $4.0
   2001...........................................      1.8         0.9     2.7
   2002...........................................      0.5         0.6     1.1
   2003...........................................       --         0.3     0.3
   2004...........................................       --         0.2     0.2
                                                       ----        ----    ----
     Total........................................     $5.4        $2.9    $8.3
                                                       ====        ====    ====

  During January, February and March 2000, we issued options for which we will be recording deferred stock compensation and deferred incentive costs of approximately $4.9 million. We will record amortization expense in connection with such deferred stock compensation and deferred incentives over the next five years as follows:

                                                     Deferred
                                                      Stock      Deferred
   Year                                            Compensation Incentives Total
   ----                                            ------------ ---------- -----
                                                           (in millions)
   2000...........................................     $0.4        $0.8    $1.2
   2001...........................................      0.2         0.8     1.0
   2002...........................................      0.1         0.8     0.9
   2003...........................................      0.1         0.8     0.9
   2004...........................................      --          0.8     0.8
   2005...........................................      --          0.1     0.1
                                                       ----        ----    ----
     Total........................................     $0.8        $4.1    $4.9
                                                       ====        ====    ====


  Interest Expense. Interest expense consists of interest incurred on our existing revolving loan due to NMSS Partners in the amount of $4.5 million. The interest rate is one percent above the prime rate. All amounts borrowed under the revolving note mature and are payable the earlier of February 27, 2003 or upon the occurrence of other reorganization transactions including an initial public offering that results in net proceeds to us of at least $10.0 million.

  Interest Income. Interest income represents interest earned on cash and cash equivalents and marketable securities.

  Income Taxes. No provision for Federal or state income taxes has been recorded as we incurred net operating losses for each period presented. As of December 31, 1999, we had approximately

$15.0 million of net operating loss carryforwards for Federal income tax purposes, available to offset future taxable income. Due to the change in our ownership interests in connection with this offering and prior private placements, future utilization of the net operating loss carryforwards may be subject to certain annual limitations. These net operating losses begin to expire in 2009. Given our limited operating history, losses incurred to date and the difficulty in accurately forecasting our future results, we do not believe that the realization of the related deferred income tax assets meets the criteria required by generally accepted accounting principles and, accordingly, a full 100% valuation allowance has been recorded to reduce the deferred income tax assets to zero. See Note 8 of Notes to Consolidated and Combined Financial Statements.

Results of Operations

  The following tables set forth statement of operations data for the periods indicated as a percentage of revenues.

                           Period from                  Two Months   Ten Months
                         February 1, 1996  Year ended     ended        ended      Year ended
                         to December 31,  December 31, February 27, December 31, December 31,
                               1996           1997         1998         1998         1999
                         ---------------- ------------ ------------ ------------ ------------
Revenues................       100.0%         100.0%       100.0%       100.0%       100.0%
Cost of revenues,
 excluding 0%, 0%, 0%,
 19.4% and 1.4% of
 amortization of
 deferred stock
 compensation...........       189.0           69.4         58.4         74.9         72.9
                             -------         ------       ------      -------       ------
Gross profit (loss).....       (89.0)          30.6         41.6         25.1         27.1
Operating expenses:
  Sales and marketing,
   excluding 24.0%,
   15.9%, 25.6%, 19.0%
   and 9.39% of
   amortization of
   deferred stock
   compensation and
   incentives...........         1.9            8.2         13.8         21.8         82.9
  Product development,
   excluding 0%, 6.2%,
   3.5%, 4.0% and 5.6%
   of amortization of
   deferred stock
   compensation.........         3.6            1.2          1.7          5.0         14.5
  General and
   administrative,
   excluding 0%, 0%, 0%,
   46.34% and 27.0% of
   amortization of
   deferred stock
   compensation.........        44.4           35.9         26.8         56.5         80.2
  Depreciation..........         1.3            0.8          0.7          1.6          5.6
  Amortization of
   goodwill.............          --             --           --          9.0          4.2
  Amortization of
   deferred stock
   compensation and
   deferred incentives..        24.0           22.0         29.6         88.7         43.3
                             -------         ------       ------      -------       ------
Total operating
 expenses...............        75.2           68.1         72.6        182.6        230.7
                             -------         ------       ------      -------       ------
Operating loss..........      (164.2)         (37.5)       (31.0)      (157.5)      (203.6)
Interest and other
 expense................        (0.1)          (0.1)          --          2.7         (0.2)
                             -------         ------       ------      -------       ------
Net loss................      (164.1)         (37.4)       (31.0)      (160.2)      (203.8)
                             =======         ======       ======      =======       ======

  All amortization of deferred stock compensation related to employees and deferred incentives related to non-employees has been aggregated and shown as a separate line item in the statement of operations presented above.

Ten Months Ended December 31, 1998 and Year Ended December 31, 1999

  The following discussion of results of operations compares the ten months ended December 31, 1998 and the year ended December 31, 1999. As expected, due to the different number of months in the comparative periods, our results of operations fluctuate significantly and as a result may not be meaningful.

  Revenues. Revenues increased $6.0 million, to $8.7 million, or 221.3%, for the year ended December 31, 1999 from $2.7 million for the ten months ended December 31, 1998. The increase in revenues was primarily the result of a 136.1% increase in content syndication revenues from additional distribution relationships, a 155.7% in advertising and a 1,805.4% increase in electronic commerce revenues due to higher traffic, the introduction of additional content offerings and new distribution relationships.

  Cost of Revenues. Cost of revenues increased $4.4 million to $6.4 million for the year ended December 31, 1999 from $2.0 million for the ten months ended December 31, 1998. Our gross margin increased to 27.1% from 25.1% for the year ended December 31, 1999 from the ten months ended December 31, 1998. The decrease in cost of revenues as a percentage of total revenues was primarily attributable to the previously discussed increases in syndication, advertising and electronic commerce revenues for the year ended December 31, 1999 as compared to the ten months ended December 31, 1998. The increase in cost of revenues on an absolute basis was primarily the result of an additional 41 employees in editorial and operations.

  Sales and Marketing. Sales and marketing expenses increased $6.7 million to $7.2 million for the year ended December 31, 1999 from $592,000 for the ten months ended December 31, 1998. As a percentage of total revenues, these costs increased from 21.8% for the ten months ended December 31, 1998 to 82.9% for the year ended December 31, 1999. This increase was primarily attributable to a $3.2 million increase in the marketing expenses incurred under our distribution relationships, a 174.1% increase in amortization of advances paid to athletes, and the hiring of an additional 52 sales and marketing employees. As part of our distribution relationships, we will incur marketing expenses of approximately $293,000 per month with these parties over the contractual term of the agreements. (See Note 11 to the Notes to Consolidated and Combined Financial Statements.) We intend to pursue a branding and marketing campaign for our web sites and in support of our other online media divisions. Accordingly, we expect sales and marketing expenses to increase in absolute dollars in the future.

  Product Development. Product development expenses increased $1.1 million to $1.3 million for the year ended December 31, 1999 from $137,000 for the ten months ended December 31, 1998. As a percentage of total revenues, product and development expenses represented 5.0% and 14.5% for the ten months ended December 31, 1998 and the year ended December 31, 1999, respectively. This increase was primarily attributable to the costs of an additional 29 personnel. We intend to invest additional resources on the development of our web sites, upgrades to our technological infrastructure, integration of a common back-end platform across all our divisions, and other product development efforts in the future. As a result, we expect product development expenses to increase in absolute dollars in the future.

  General and Administrative. General and administrative expenses increased $5.5 million to $7.0 million for the year ended December 31, 1999 from $1.5 million for the ten months ended December 31, 1998. As a percentage of revenues, our general and administrative expenses increased from 56.5% for the ten months ended December 31, 1998 to 80.2% for the year ended December 31, 1999. This increase in general and administrative expenses was primarily attributable to increased facility expenses related to our overall personnel growth and increased expenses associated with the hiring of 18 additional employees. During 1999, we expensed $680,000 of costs incurred in connection with our initial public offering. We expect general and administrative costs to increase in absolute dollars in the future as we continue to hire personnel and build our operational infrastructure.

  Depreciation. Depreciation expenses increased $446,000 to $489,000 for the year ended December 31, 1999 from $43,000 for the ten months ended December 31, 1998. The increase in depreciation was due to increases in facilities and equipment. We expect depreciation expenses to continue to increase as we invest in additional property and equipment in the future.

  Amortization. Amortization expenses increased $1.4 million to $3.8 million for the year ended December 31, 1999 from $2.4 million for the ten months ended December 31, 1998. This increase in amortization expense was primarily due to the increased amortization of deferred stock compensation and deferred incentives related to stock options granted to employees and athletes, sports personalities and sports writers who provided services to us during the year ended December 31, 1999. We also incurred deferred stock compensation charges associated with the sale of common stock to our Chief Executive Officer in November, 1999. Because we intend to continue hiring personnel and signing additional athletes and sports personalities, we may incur additional deferred incentives in the future.

  Interest and other Expense. Interest and other expense increased $289,000 to approximately $362,000 for the year ended December 31, 1999 from $73,000 for the ten months ended December 31, 1998. The increase in interest and other expense is primarily attributable to higher interest expense as a result of a higher outstanding balance on our revolving loan due to stockholders during the year ended December 31, 1999.

  Interest Income. Interest income increased $345,000 for the year ended December 31, 1999 from zero for the ten months ended December 31, 1998. We generated this income by investing the proceeds from the series B and series C convertible preferred stock issued during the second and fourth quarters of 1999.

Year Ended December 31, 1997, Two Months ended February 27, 1998 and Ten Months ended December 31, 1998

  The following discussion of results of operations compares the year ended December 31, 1997, the two months ended February 27, 1998 and the ten months ended December 31, 1998. As expected, due to the different number of months in the comparative periods, our results of operations fluctuate significantly and as a result may not be meaningful.

  Revenues. Revenues were $1.9 million, $507,000 and $2.7 million, respectively, for the year ended December 31, 1997, the two months ended February 27, 1998 and the ten months ended December 31, 1998. Average monthly revenues increased from $156,000 for the year ended December 31, 1997 to $253,000 for the two months ended February 27, 1998 to $272,000 for the ten months ended December 31, 1998. Overall, revenues increased $1.3 million, or 68.8%, for the two and the ten month periods in 1998 compared to the 1997 period as a result of our entering into additional content syndication agreements during the two months ended February 27, 1998 and the year ended December 31, 1998.

  Cost of Revenues. Costs of revenues were $1.3 million, $296,000 and $2.0 million, respectively, for the year ended December 31, 1997, the two months ended February 27, 1998 and the ten months ended December 31, 1998. Average monthly cost of revenues increased from $108,000 for the year ended December 31, 1997 to $148,000 for the two months ended February 27, 1998 to $204,000 for the ten months ended December 31, 1998. Overall, cost of revenues increased $996,000, or 76.6%, for the two and the ten month periods in 1998 compared to the 1997 period primarily as a result of the previously discussed increase in content syndication revenues and their associated costs combined with the hiring of an additional three employees in editorial and operations.

  Sales and Marketing. Sales and marketing costs were $154,000, $69,000 and $592,000, respectively, for the year ended December 31, 1997, the two months ended February 27, 1998 and the ten months ended December 31, 1998. Average monthly sales and marketing costs increased from $13,000 for the year ended December 31, 1997 to $34,500 for the two months ended February 27, 1998 to $59,000 for the ten months ended December 31, 1998. Overall, sales and marketing increased $507,000, or 329.2%, for the two and the ten month periods in 1998 as compared to the 1997 period primarily as a result of the hiring of an additional four employees in sales and marketing and a 166.5% increase in the amortization of advances paid to athletes and sports personalities.

  Product Development. Product development costs were $22,000, $9,000 and $137,000, respectively, for the year ended December 31, 1997, the two months ended February 27, 1998 and the ten months ended December 31, 1998. Average monthly product development costs increased from $2,000 for the year ended December 31, 1997 to $4,500 for the two months ended February 27, 1998 to $13,700 for the ten months ended December 31, 1998. Overall, product development costs increased $124,000, or 563.6%, for the two and the ten month periods in 1998 as compared to the 1997 period which was primarily the result of the hiring of an additional three employees in product development.

  General and Administrative. General and administrative expenses were $672,000, $136,000 and $1,537,000, respectively, for the year ended December 31, 1997, the two months ended February 27, 1998 and the ten months ended December 31, 1998. Average monthly general and administrative expenses increased from $56,000 for the year ended December 31, 1997 to $68,000 for the two months ended February 27, 1998 to $153,700 for the ten months ended December 31, 1998. Overall, general and administrative expenses increased $1,001,000, or 149.0%, for the two and the ten month periods in 1998 as compared to the 1997 period primarily as a result of the hiring of an additional ten employees in general and administrative.

  Depreciation. Depreciation expenses were $15,000, $4,000 and $43,000, respectively, for the year ended December 31, 1997, the two months ended February 27, 1998 and the ten months ended December 31, 1998. Average monthly depreciation expenses increased from $1,000 for the year ended December 31, 1997 to $2,000 for the two months ended February 27, 1998 to $4,300 for the ten months ended December 31, 1998. Overall, depreciation expenses increased $32,000, or 213.3%, for the two and the ten month periods in 1998 compared to the 1997 period due to the purchase of additional property and equipment during 1998.

  Amortization. Amortization expenses were $414,000, $150,000 and $2.7 million, respectively, for the year ended December 31, 1997, the two months ended February 27, 1998 and the ten months ended December 31, 1998. Average monthly amortization expense increased from $34,500 for the year ended December 31, 1997 to $75,000 for the two months ended February 27, 1998 to $265,700 for the ten months ended December 31, 1998. Overall, amortization expenses increased $2.4 million for the two and the ten month periods in 1998 from the year ended December 31, 1997. This increase in amortization expense was primarily due to the increased amortization of deferred stock compensation and deferred incentives related to stock options granted to employees and athletes, sports writers and sports personalities during the ten months ended December 31, 1998.

  Interest and other Expense. We incurred no interest and other expense during the year ended December 31, 1997 or the two months ended February 27, 1998. Interest and other expense was approximately $73,000 for the ten months ended December 31, 1998. The interest expense was primarily due to interest incurred on our existing revolving loan due to stockholders for the ten months ended December 31, 1998.

Quarterly Results of Operations

  The following table sets forth the unaudited quarterly statement of operations data for our six most recent quarters, through December 31, 1999, and as a percentage of revenues for our six most recent quarters. The unaudited quarterly information has been derived from our unaudited financial statements and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information for the periods covered. The quarterly data should be read in conjunction with our financial statements and related notes. The operating results for any quarter are not necessarily indicative of the operating results for any future period.

  All amortization of deferred stock compensation related to employees and deferred incentives relating to non-employees has been aggregated and shown on a separate line item in the statement of operations. For a more detailed description of deferred stock compensation and deferred incentives. See Note 9 to the Notes to Consolidated and Combined Financials.

                                                     Three Months Ended
                          -------------------------------------------------------------------------
                          September 30, December 31, March 31, June 30,  September 30, December 31,
                              1998          1998       1999      1999        1999          1999
                          ------------- ------------ --------- --------  ------------- ------------
                                                       (in thousands)
Statement of Operations
 Data:
Revenues................     $   890      $   811     $ 1,553  $ 1,758      $ 2,414      $ 3,009
Cost of revenues,
 excluding $4, $5, $14,
 $28, $32 and $46 of
 amortization of
 deferred stock
 compensation...........         712          631         786    1,371        1,655        2,552
                             -------      -------     -------  -------      -------      -------
Gross profit............         178          180         767      387          759          457
Operating expenses:
  Sales and marketing,
   excluding $134, $177,
   $172, $169, $123 and
   $355 of amortization
   of deferred stock
   compensation and
   deferred incentives..          70          382         977    1,331        2,180        2,756
  Product development,
   excluding $34, $31,
   $108, $114, $122 and
   $143 of amortization
   of deferred stock
   compensation.........          40           51         195      272          247          556
  General and
   administrative,
   excluding $291, $372,
   $400, $379, $259 and
   $1,318 of
   amortization of
   deferred stock
   compensation.........         584          449         814    1,473        1,811        2,903
  Depreciation..........          15           17          30       87          151          221
  Amortization of
   goodwill ............          73           74          80       94           95           94
  Amortization of
   deferred stock
   compensation and
   deferred incentives..         463          585         694      690          536        1,862
                             -------      -------     -------  -------      -------      -------
   Total operating
    expenses............       1,245        1,558       2,790    3,947        5,020        8,392
                             -------      -------     -------  -------      -------      -------
Operating loss..........      (1,067)      (1,378)     (2,023)  (3,560)      (4,261)      (7,935)
Interest income.........          --           --          --       43          156          146
Interest and other
 expenses...............         (18)         (33)        (54)     (91)         (99)        (118)
                             -------      -------     -------  -------      -------      -------
Net loss................     $(1,085)     $(1,411)    $(2,077) $(3,608)     $(4,204)     $(7,907)
                             =======      =======     =======  =======      =======      =======
As a Percentage of
 Revenues:
Revenues................       100.0%       100.0%      100.0%   100.0%       100.0%       100.0%
Cost of revenues,
 excluding 0%, 1%, 1%,
 2%, 1% and 2% of
 amortization of
 deferred stock
 compensation...........        80.0         77.8        50.6     78.0         68.6         84.8
                             -------      -------     -------  -------      -------      -------
Gross profit............        20.0         22.2        49.4     22.0         31.4         15.2
Operating expenses:
  Sales and marketing,
   excluding 15.1%,
   21.8%, 11.1%, 9.6%,
   5.1% and 11.8% of
   amortization of
   deferred stock
   compensation and
   deferred incentives..         7.9         47.1        62.9     75.7         90.3         91.6
  Product development,
   excluding 3.8%, 3.8%,
   6.9%, 6.45%, 5.0% and
   4.7% of amortization
   of deferred stock
   compensation.........         4.5          6.3        12.5     15.5         10.2         18.5
  General and
   administrative,
   excluding 32.7%,
   45.9%, 25.8%, 21.6%,
   10.7% and 43.8% of
   amortization of
   deferred stock
   compensation.........        65.6         55.4        52.4     83.8         75.0         96.4
  Depreciation..........         1.7          2.1         1.9      5.0          6.3          7.3
  Amortization of
   goodwill.............         8.2          9.1         5.2      5.3          3.9          3.1
  Amortization of
   deferred stock
   compensation and
   deferred incentives..        52.0         72.1        44.7     39.2         22.2         61.9
                             -------      -------     -------  -------      -------      -------
   Total operating
    expenses............       139.9        192.1       179.6    224.5        207.9        278.8
                             -------      -------     -------  -------      -------      -------
Operating loss..........      (119.9)      (169.9)     (130.2)  (202.5)      (176.5)      (263.6)
Interest income.........          --           --          --      2.4          6.5          4.8
Interest and other
 expenses...............        (2.0)        (4.1)       (3.5)    (5.1)        (4.1)        (3.9)
                             -------      -------     -------  -------      -------      -------
Net loss................      (121.9)      (174.0)     (133.7)  (205.2)      (174.1)      (262.7)
                             =======      =======     =======  =======      =======      =======

Liquidity and Capital Resources

  From inception through February 1998, we and the Predecessor Companies have funded our operations primarily through capital contributions. Since February 1998 through December 31, 1999, we have funded our operations through a $4.5 million revolving loan that was established by our principal stockholder and have raised an aggregate of $35.0 million, net of offering expenses, through the sale of our equity securities. Interest on outstanding debt accrues at an annual rate of prime plus one percent (8.75% and 9.50% at December 31, 1998 and 1999, respectively) and the borrowings under the revolving loan line are secured by our assets. All amounts borrowed under the revolving loan mature and become due upon the closing of this offering. At December 31, 1999, the outstanding balance on the revolving loan was $4.5 million.

  We and the Predecessor Companies have entered into agreements with athletes and sports personalities. Some of these agreements provide for the payment of advances which are recoupable from future royalties earned. The minimum advance payments required under these agreements at December 31, 1999 are as follows:

         Year ended December 31:
           2000...................................... $1,334,999
           2001......................................  1,033,500
           2002......................................    459,167
           2003......................................    205,000
           2004......................................    125,000
           Thereafter................................    125,000
                                                      ----------
             Total................................... $3,282,666
                                                      ==========

  Royalties earned represents a percentage of revenues from sports-related merchandise sales generated from, and advertising placed on, the athlete or sports personality's web site. We expect to enter into additional agreements of this nature in the future. The terms of these existing agreements may vary greatly from the terms of the agreements entered into in the future.

  At December 31, 1999, we had $18.4 million in cash and cash equivalents. Net cash used in operating activities was $14.3 million for the year ended December 31, 1999 and $1.4 million for the ten months and December 31, 1998. Net cash used in operating activities resulted primarily from our net operating losses, adjusted for certain non-cash items, including amortization of deferred stock compensation and deferred incentives. Non-cash charges related to the issuance of these options were $3.8 million, $2.4 million and $150,000 for the year ended December 31, 1999, the ten months ended December 31, 1998 and the two months ended February 27, 1998, respectively. Non-cash charges relating to depreciation expenses for the year ended December 31, 1999 and the ten months ended December 31, 1998 were $489,000 and $43,000, respectively.

  Net cash used in investing activities was $2.6 million, $2.4 million and $5,278 for the year ended December 31, 1999, the ten months ended December 31, 1998 and the two months ended February 27, 1998, respectively. Net cash used in investing activities resulted primarily from capital expenditures related to purchases of computer software and equipment for $2.1 million during the year ended December 31, 1999, $190,000 during the ten months ended December 31, 1998 and $5,278 during the two months ended February 27, 1998. During 1998, we acquired the Predecessor Companies for $2.2 million and, during 1999, we acquired the assets of Manna Mir Research, Inc. for $256,000 and contingent consideration of an additional $205,000.

  Net cash provided by financing activities was $35.0 million and $4.1 million for the year ended December 31, 1999 and the ten months ended December 31, 1998, respectively. Net cash provided by financing activities for the ten months ended December 31, 1998 includes capital contributions of $2.1 million and borrowings of $2.0 million from the revolving loan due to stockholder. The $35.0 million provided in the year ended December 31, 1999 includes $16.5 million of proceeds from the issuance of series B convertible preferred stock, $2.5 million of proceeds from the revolving loan due to stockholder and $16.0 million of proceeds from the issuance of series C convertible preferred stock to various investors and common stock to our Chief Executive Officer.

  We have experienced a substantial increase in our capital expenditures since our inception, consistent with the growth in our operations and staffing, and we anticipate that this will continue for the foreseeable future. These expenditures are primarily for computer equipment, software, lease commitments, furniture and fixtures. We had no material commitments for capital expenditures at December 31, 1999, but we expect to incur capital expenditures and other lease expenses of $5.0 million in 2000. Additionally, we will continue to evaluate possible investments in businesses, products and technologies, and plan to expand our sales and marketing programs and conduct more significant brand promotions. In October 1999, we entered into an equipment lease agreement where we can finance up to a maximum amount of $2.8 million in capital expenditures. The agreement is for three years with an interest rate of 7.5%. This line will help us finance our capital investments.

  In March 2000, we entered into an agreement with AOL in which we have committed to make payments to AOL totalling $30.8 million through September 2002. We are required to make an initial payment of $2.6 million in April 2000, a second payment of $2.6 million 60 days thereafter, a third payment of $2.6 million 30 days thereafter and subsequent payments of equal amounts quarterly through September 2002.

  We believe our current cash and cash equivalents will be sufficient to fund our working capital and capital expenditure requirements for at least the next 12 months inclusive of the net proceeds from this offering. We do not believe our cash and cash equivalents will be sufficient to fund our working capital and capital expenditure requirements for at least the next 12 months without the net proceeds from this offering as we expect to continue to incur significant operating losses for the foreseeable future. To the extent we require additional funds to support our operations or the expansion of our business, we may sell additional equity, issue debt or convertible securities or obtain credit facilities through financial institutions. The sale of additional equity or convertible securities will result in additional dilution to our stockholders. We cannot assure you that additional financing, if required, will be available to us in amounts or on terms acceptable to us, if at all. If funding is insufficient at any time in the future, we may be limited in our ability to fund expansion, develop or enhance content or products, respond to competitive pressures or take advantage of business opportunities.

Seasonality

  We expect that our revenues will be higher leading up to and during major U.S. sports seasons and sporting events and during the year-end holiday periods, and lower at other times of the year, particularly during the summer months. In addition, the effect of such seasonal fluctuations in revenues could be enhanced or offset by revenues associated with certain major sporting events, such as the Superbowl, or the effects of having our athletes participate in events that do not occur on an annual basis, such as the Olympics and the World Cup.

Qualitative and Quantitative Disclosures About Market Risk

  Our sales from inception to date have been made to U.S. customers and, as a result, we have not had any exposure to factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets. However, in future periods, we expect to sell in foreign markets, including Europe and Asia. As our sales are made in U.S. dollars, a strengthening of the U.S. dollar could make our products less competitive in foreign markets. At December 31, 1999, we did not hold any significant short or long-term investments and, therefore, did not have any market risk exposure related to changes in interest rates related to such investments. As of December 31, 1999, we were exposed to interest rate risk on our outstanding revolving loan due to stockholder. The table below presents principal amounts by expected maturity date and the weighted average interest rates of debt obligations which are sensitive to changes in interest rates.

                                                Expected Maturity Date
                                        ---------------------------------------
                                           2000       2001       2002     2003
                                        ---------- ---------- ---------- ------
                                                    (in thousands)
Revolving loan due to stockholder...... $   --     $   --     $   --     $4,468
Weighted average interest rate.........     --         --         --     8.81%

                              INDUSTRY BACKGROUND

  The Sports Market

  Sports is one of the most popular forms of entertainment, generating intense interest and profound loyalty among sports fans worldwide. Approximately 87% of the U.S. population over the age of 11 consider themselves sports fans, according to the 1998 espn/chilton Sports Poll. The popularity of sports has produced one of the largest industries in the world, creating substantial business opportunities, such as providing sports-related entertainment, products and advertising. Sports fans spent approximately $64 billion in 1999 on such sports-related items as spectator sports, equipment, licensed goods, publications, apparel and footwear, according to a December 1999 report in Street & Smith's SportsBusiness Journal. More specifically, in 1999:

  . retailers sold approximately $40 billion of licensed sports merchandise, sports equipment and apparel; and

  . sports-related advertising was approximately $28 billion.

In addition to advertising, many corporations spend significant amounts of sponsorship dollars annually to associate their brands with individual athletes and sporting events.

  Although the sports market is large, it is also highly fragmented, comprising groups of sports enthusiasts who are devoted to their favorite leagues, teams and athletes and desire higher levels of interaction with the players they admire. Many of these individual groups are sizeable in their own right and often consist of geographically dispersed sports fans. Whether it be Dallas Cowboys fans or a fantasy baseball league, each distinct group includes numerous sports fans who desire timely, original and in-depth information and authentic merchandise and collectibles related to their favorite leagues, teams and athletes. The Dallas Cowboys, for example, generated over $50 million in home game receipts and suite revenues, and fans bought approximately $300 million of Dallas Cowboys merchandise in 1998, according to Forbes magazine.

  Emergence of the Internet

  The Internet has emerged as a mass medium for commerce and communication, enabling millions of people worldwide to be entertained, interact, distribute and collect information, create communities among individuals with similar interests and make purchases electronically. International Data Corporation projects that worldwide Internet use will grow from approximately 142 million users at the end of 1998 to 399 million users in 2002.

  As a platform for commerce, the Internet enables businesses to reach a worldwide audience, achieve greater economies of scale and operate with less physical infrastructure, while providing consumers with greater convenience and access to a broad selection of content and products. International Data Corporation projects that the value of goods and services purchased worldwide on the Internet will grow from approximately $50 billion in 1998 to $734 billion in 2002. As an advertising medium, the Internet provides numerous advantages over traditional media, including the ability to target specific demographic groups, measure the effectiveness of advertising campaigns and modify these campaigns in response to real-time feedback. Forrester Research projects that total annual spending on Internet advertising will reach $15 billion in 2003.

  Traditional Sports Media and Commerce

  While traditional mass media, such as broadcast and cable television, radio, newspapers and magazines, are effective in providing sports programming and content to a broad audience, these media are limited in their ability to efficiently tailor their content to appeal to the specific interests of distinct groups of sports enthusiasts. In addition, traditional media are constrained in their ability to enable sports fans to interact with each other and with their favorite athletes, sports personalities and sports writers.

  Similarly, we believe that traditional retail distribution channels face a number of challenges in providing a satisfying shopping experience for consumers of sports merchandise and collectibles. Traditional retail distribution channels are generally limited in their ability to provide a broad selection of products related to teams and players outside of their local markets. They are also limited in their ability to quickly alter their inventory or presentation of sports offerings in response to specific sporting event outcomes and milestones.

  Existing Internet Sports Offerings

  In response to the limitations of traditional sports media and commerce, the Internet has emerged as an attractive and growing distribution channel for sports content and products. Approximately 36 million people in the United States accessed sports information on the Internet in 1998, 40% more than in 1997, as estimated by the espn/chilton Sports Poll. According to the November 1999 Media Metrix report, approximately 46% of Internet users are between the ages of 12 and 34. The Internet has become a medium of choice for individuals in this age group. We believe that sports has become a popular application over the Internet because, among other reasons, there is a significant overlap between the demographic of Internet users and sports fans.

  Although there are many online sites that include sports information as part of their content offerings, these sites typically offer general information and do not provide content and commerce targeted at distinct groups of sports enthusiasts. Most online sites do not create environments and situations for fans to interact with one another and with athletes and other sports personalities or offer electronic commerce integrated into their sports content. Because their sports content is typically generic, these online sites are required to incur significant marketing expenses to differentiate themselves from other online sites with comparable information.

  Because of these limitations and the desire to attract users, Internet portals and other destination sites continue to seek ways to differentiate their online sites by expanding and enriching their offerings with distinctive content, including sports content. This demand has created a significant market for syndicated content, including sports content, that is original, entertaining and informative.

                               BROADBAND SPORTS

  You should read the following summary together with the more detailed information regarding our company and the common stock being sold in this offering and our Consolidated and Combined Financial Statements and Notes to Consolidated and Combined Financial Statements appearing elsewhere in this prospectus.

  Broadband Sports is an online media company that produces original content and commerce for groups of sports enthusiasts who have a common interest in following a particular sport, team or athlete.

  We currently have four online media divisions through which we reach these groups of sports enthusiasts. AthletesDirect is a branded network that produces and operates over 275 exclusive athlete and sports personality web sites. SportswritersDirect is an online publisher and distributor of in-depth team and player information. RotoNewsDirect is an online fantasy sports web site. SportsAuthenticsDirect is an online retailer of sports collectibles and merchandise.

  Through our own web sites and our distribution relationships with AOL, DIRECTV, eBay, Fox Sports, Lycos, uBid and Yahoo!, we are able to effectively target groups of sports enthusiasts, increase the awareness of our four online media divisions and promote our content and product offerings. We currently derive revenues through content syndication, advertising, electronic commerce and subscriptions.

Our strategy

  Our objective is to be the leading online sports media company dedicated to serving the needs of sports enthusiasts worldwide. Key strategies to achieve our objective include:

  Continue to Develop Exclusive Sports Relationships. Athletes, sports personalities and sports writers are fundamental to the growth and popularity of sports. We intend to utilize our existing resources and market position to continue building our relationships with additional athletes, sports personalities and sports writers and to acquire the rights to new types of proprietary assets, such as sports teams. During 1999, we entered into contracts with more than 200 athletes, sports personalities and sports writers to develop content and products for our online media divisions.

  Continue to offer sports fans compelling original content, programming and unique collectibles. We currently offers sports enthusiasts a broad range of original athlete-oriented content, team and player information, and fantasy sports news online. Additionally, through our exclusive relationships with athletes and sports personalities, we are able to offer sports fans the opportunity to purchase authentic, unique merchandise and collectibles. We intend to leverage our exclusive relationships to expand our sports programming, content and commerce in order to differentiate us from other online and traditional media offerings. For example, we intend to work closely with several of our high profile athletes to develop a regular series that will be featured on the athlete's web site.

  Capitalize on Distribution Relationships. We currently have distribution relationships for our original content and products through online sites such as AOL, eBay, Lycos and Yahoo! and offline through a distribution relationship with DIRECTV. The distinctiveness of our content and products has provided significant value to these relationships. We intend to expand our distribution across both new online and other offline platforms, including across satellite and wireless systems. Our programming and commerce offerings are developed in a way that allows us to distribute our content to sports enthusiasts across multiple platforms in an efficient manner. Through these existing and new distribution relationships, we intend to increase the awareness of our online media divisions, build traffic to our web sites and derive revenues from multiple sources.

  Increase Online Traffic and Build Awareness of Our Online Media
Divisions. To date, we have capitalized on the nature of our content and product offerings and the efforts of our distribution relationships to create online traffic and promote our online media divisions. In addition, we intend to aggressively market our brands through both traditional and online media. We also intend to leverage the significant brand name recognition of our high profile athletes and sports personalities to effectively promote our web sites. For example, through Mia Hamm's high profile during the 1999 Women's World Cup, our web site for Mia Hamm generated over 600,000 page impressions over a period of only a few days.

  Capitalize on Evolving Broadband Opportunities. We believe that sports-related content will become increasingly compelling as more online users access the Internet through broadband connections. To address this opportunity, we are investing in the technology and building the creative resources necessary to offer compelling sports programming within this broadband environment. We intend to develop a broadband commerce environment featuring individual athlete hosts, the broadcast of event-related programming and the development of real-time audio and video reports from our extensive network of athletes, sports personalities and sports writers.

  Capitalize on our Common Technology Platform. We are building a common technology platform across all of our online media divisions that includes a common content publishing system, electronic storefront and customer relationship management system. In addition, we are implementing a full suite of back office capabilities such as sales order processing, customer service, distribution fulfillment and inventory management to support the growth of our electronic commerce and subscription revenues through both our own web sites and our distribution relationships. We believe that our investment in creating a common technology platform will enable us to achieve significant cost savings in technology development, efficiently launch new online media divisions and effectively capture the value in the relationships between our various online media divisions and the sports enthusiasts that we serve. For example, a Green Bay Packer fan that purchases a SportsWritersDirect subscription covering the Green Bay Packers can be identified and offered a related product such as a Brett Favre signed football.

Our Online Media Divisions

  To capitalize on the opportunities within the online sports marketplace, we develop branded online media divisions that combine original content and products. We offer our content and products through our distribution relationships and through our web sites to effectively reach sports enthusiasts with common interests in a particular sport, team or athlete. Currently, we have four online media divisions:

                                                                           Primary
                                                                         Distribution
Online Media Divisions        http web address        Revenue Sources    Relationships
----------------------   -------------------------- ------------------- --------------
[AthletesDirect Logo]


 Official athlete sites,     athletesdirect.com     Content Syndication      AOL
 original athlete                                       Advertising          eBay
 programming, and online                            Electronic Commerce     Lycos
 stores                                                                     Yahoo!

[SportsWritersDirect Logo]


 In-depth professional    sportswritersdirect.com   Content Syndication      AOL
 and collegiate team and                               Subscription        AOL.com
 player information from                                Advertising       Fox Sports
 our network of sports                                                      Lycos
 writers                                                                    Yahoo!

[RotoNewsDirect Logo]


 Comprehensive fantasy       rotonewsdirect.com         Advertising          AOL
 news, games and                                                            Lycos
 statistical and
 commissioner services

[SportsAuthenticsDirect Logo]


 Sports-related          sportsauthenticsdirect.com Electronic Commerce      AOL
 merchandise and            (under construction)                             uBid
 collectibles

  AthletesDirect

  AthletesDirect is a branded network of exclusive web sites for more than 275 athletes and sports personalities that commenced operations in 1996. AthletesDirect's has contractual relationships with some of the world's most prominent athletes across 15 sports, including football, baseball, basketball, auto racing and tennis. These contracts provide AthletesDirect with exclusive online rights to use and market the athletes and sports personalities' voices, attributes and original first-person content, with the exception that athletes and sports personalities can participate elsewhere in a limited number of online chats outside the AthletesDirect network.

  AthletesDirect is an online destination site for sports fans to obtain information about, interact with and purchase products relating to their favorite athletes and sports personalities. We aggregate individual athlete and sports personality web sites within the AthletesDirect-branded network. The web sites within this network create a focal point for sports enthusiasts to access original athlete-oriented content, participate in chat rooms and message boards and purchase sports-related merchandise and collectibles in an environment that specifically capitalizes on the athlete or sports personality's image and appeal. For example, just prior to Superbowl XXXIII, AthletesDirect created an original broadband feature in which Jamal Anderson, star running back of the Atlanta Falcons, explained to his fans how to perform the "Dirty Bird" dance. At the same time, AthletesDirect offered fans an opportunity to buy exclusive, limited "Dirty Bird" merchandise and related collectibles.

  AthletesDirect designs each athlete or sports personality's web site to target a distinct group of sports enthusiasts who have a high degree of interest in the individual's team or sport. AthletesDirect and its athletes and sports personalities provide users with original content, including online programs, breaking news, interviews, journals, live online chats, email correspondence and online fan clubs. By aggregating numerous athlete and sports personality web sites from a variety of sports, AthletesDirect can provide sports enthusiasts with fresh and original content and products throughout the year. By contrast, independently operated individual athlete web sites are generally restricted to the content that can be provided by an individual athlete and are limited by the duration of the athlete's season and the athlete's ability to participate on his or her site on a continual basis. Additionally, AthletesDirect enables fans to purchase merchandise and collectibles directly from the stores located within the athletes and sports personalities' web sites.

  AthletesDirect offers its athletes and sports personalities a number of benefits, including a complete online solution in terms of design, publishing, marketing, promotion and day-to-day operation of their web sites. Through AthletesDirect's web sites, athletes and sports personalities can interact with a larger number of their fans more effectively than through traditional personal appearances such as card shows, radio and television interviews or mailings. Additionally, participation in athletes and sport personalities' web sites provides these individuals with the opportunity to:

  .  manage their public and media interactions more effectively;

  .  control distribution of selected products;

  . create a platform to derive additional revenues from existing and new sponsors; and

  . receive greater financial benefit from the sale of related merchandise and collectibles.

By contracting with AthletesDirect, we believe each athlete and sports personality benefits from the traffic generated directly by his or her own web site, the AthletesDirect web sites of other athletes and sports personalities and the traffic generated by AthletesDirect's distribution relationships.

  Features of our Athletes and Sports Personalities' Web Sites

  Below is an example of an individual athlete's official web site along with a description of the exclusive features which are available within each such site on AthletesDirect.

      [Screen shot of Athlete Direct home page for Ken Griffey Jr. marked by numbers corresponding to the features described above.]

  1. Athlete Journal--Regular updates from the athlete offering fresh, entertaining perspectives on events related to the athlete's sport and other non-sports-related activities. These journals often contain an athlete's thoughts on key games and events within the athlete's sport, and can be in either text or multimedia format.

  2. Athlete Store--Electronic storefront offering athlete-signed memorabilia, collectible items and other team-licensed merchandise. Some athletes' sites may provide a personal audio greeting from the athlete to his or her fans upon entering the store.

  3. Athlete News--Current news about the athlete during his or her season, including original commentary, recent events, game statistics and other highlights.

  4. Athlete Community Area--Suite of interactive features, including regularly scheduled chats, bulletin boards for fan and athlete postings and other interactive activities. The site also includes the athlete's message board, which is an interactive bulletin board where fans can communicate with each other on a variety of topics. Additionally, an athlete can interact with his or her fans by posting responses to fan questions on the message board.


  5. Multimedia--Original multimedia programming created around the individual athlete, including both audio and video clips as well as recent and archived photos of players and teams. As a larger percentage of online consumers get higher-speed access to the Internet, we will intend to provide additional sports programming created especially for consumers with broadband access.


  6. Athlete Background--Personal information and perspectives from the athlete about his or her youth, important influences and memories as well as information on the athlete's charitable and community activities.

  Distribution

  From inception through March 31, 1999, AthletesDirect distributed its content exclusively on AOL's proprietary network. Subsequently, AthletesDirect expanded its relationship with AOL on a non-exclusive basis. Under this relationship, AOL currently provides AthletesDirect with its own separately branded area and with certain guaranteed promotion, including promotion of a separate Stars Area within the AOL Sports Channel and an anchor tenancy position within the AOL Kids Channel. AOL divides the content on its proprietary network into different categories, and refers to these categories as channels. AthletesDirect also has an agreement with Yahoo! under which it provides Yahoo! with certain exclusive athlete content for a select number of athletes; produces live athlete events; develops fan clubs for each of its athletes within the Yahoo! Clubs area; and creates individual athlete stores that are integrated within the Yahoo! Stores area. As part of this agreement, AthletesDirect receives continuous placement on the front page of the Yahoo! Sports area and the front of Yahoo! Sports screens. In addition, AthletesDirect has a distribution agreement with eBay which allows continuous placement on the front of eBay's sports collectibles page with links to various pages featuring AthletesDirect's athletes and sports personalities. On each of these pages, AthletesDirect offers collectibles in the eBay auction format, such as in the example below.

           [Two screen shots of the athlete page for Anna Kournikova on the eBay web site at www.eBay.com]

  These distribution relationships complement the traffic generated by individual athlete and sports personality's web sites, such as www.kournikova.com, by providing links between each of our athletes and sports personalities' web sites and our own web sites.

  In November 1999, we launched the www.athletesdirect.com web site, and began actively advertising and promoting this site commencing in March 2000.

  Revenue Sources

  Syndication. AthletesDirect receives syndication fees for the distribution of our content and programming from AOL, Lycos and Yahoo!.

  Advertising. AthletesDirect offers advertisers the opportunity to benefit from the association of their products and brands with our athletes and sports personalities and to target an attractive 18 to 35 year-old male demographic group. In addition, advertisers can sponsor the web sites of our athletes and sports personalities and other areas within AthletesDirect.

  Electronic Commerce--Merchandise. AthletesDirect currently offers sports merchandise through each athlete and sports personality's online store. This merchandise includes licensed team and player apparel and league, event and team merchandise and collectibles. By selling through individual athlete's online stores, we believe that we offer fans a logical venue for purchasing player-related and team-related products in a contextually rich environment, 24 hours a day, seven days a week. Although AthletesDirect currently sources substantially all of its merchandise from third-party vendors, we anticipate that, in the future, we will create AthletesDirect-branded merchandise for individual athletes, sports personalities and events.

  Electronic Commerce--Collectibles. AthletesDirect offers its own branded products, typically consisting of autographed and game-worn and game-used items. AthletesDirect's products are sourced directly from its athletes and sports personalities' and sold through their web sites and through our distribution relationships. We believe that this approach greatly reduces the likelihood of fraud, a common characteristic of the sports collectibles market.

  SportsWritersDirect

  SportsWritersDirect publishes and distributes in-depth team and player information. SportsWritersDirect is built around The Writer Network, which was formed in the early 1990s to enable local sports journalists to cover sports on a national basis by exchanging detailed information relating to the local teams and athletes they covered. Today, SportsWritersDirect has evolved into a network of over 315 local and regional sports writers, who are under contract with SportsWritersDirect and have granted SportsWritersDirect online rights.

  The SportsWritersDirect network of sports writers includes beat writers who write for major publications in their respective cities. Typically, beat writers cover the same team for an extended period of time and have privileged access to players, coaches and other team officials. As a result, these sports writers possess in-depth information about the teams and players they cover that is not generally published or distributed by traditional media. With the proliferation of multiple media channels, such as cable, satellite and the Internet, sports fans are able to easily access general information, such as scores, statistics and game summaries. However, space limitations resulting from the costs of production and distribution have limited traditional media's ability to provide in-depth, timely information on a broad scale. SportsWritersDirect addresses the demand of sports enthusiasts with a common interest in a particular sport, team or athelete by providing them with in-depth coverage.

  Because SportsWritersDirect generates original and detailed information and distributes this content online, SportsWritersDirect can cost-effectively deliver large volumes of in-depth information to geographically dispersed sports fans. SportsWritersDirect's offerings include original editorials, predictions, opinions, injury reports, roster moves, trades and other commentary on teams and players. SportsWritersDirect provides this content to a large number of sports enthusiasts. SportsWritersDirect produces and distributes original content covering more than 110 professional sports teams and, over 300 collegiate sports teams. The following table lists the professional and collegiate teams covered by our sports writers.

                   TEAMS COVERED BY SPORTSWRITERSDIRECT
                               Professional Teams

 Anaheim Angels          Chicago Bulls          Florida Marlins           Minnesota Twins          Philadelphia 76ers
 Anaheim Mighty Ducks    Chicago Cubs           Florida Panthers          Minnesota Vikings        Philadelphia Eagles
 Arizona Cardinals       Chicago White Sox      Golden State Warriors     Montreal Canadiens       Philadelphia Flyers
 Arizona Diamondbacks    Cincinnati Bengals     Green Bay Packers         Montreal Expos           Philadelphia Phillies
 Atlanta Braves          Cincinnati Reds        Houston Astros            Nashville Predators      Phoenix Coyotes
 Atlanta Falcons         Cleveland Browns       Houston Rockets           New England Patriots     Phoenix Suns
 Atlanta Hawks           Cleveland Cavaliers    Indiana Pacers            New Jersey Devils        Pittsburgh Penguins
 Baltimore Orioles       Cleveland Indians      Indianapolis Colts        New Jersey Nets          Pittsburgh Pirates
 Baltimore Ravens        Colorado Avalanche     Jacksonville Jaguars      New Orleans Saints       Pittsburgh Steelers
 Boston Bruins           Colorado Rockies       Kansas City Chiefs        New York Giants          Portland Trailblazers
 Boston Celtics          Dallas Cowboys         Kansas City Royals        New York Islanders       Sacramento Kings
 Boston Red Sox          Dallas Mavericks       Los Angeles Clippers      New York Jets            San Antonio Spurs
 Buffalo Bills           Dallas Stars           Los Angeles Dodgers       New York Knicks          San Diego Chargers
 Buffalo Sabres          Denver Broncos         Los Angeles Kings         New York Mets            San Diego Padres
 Calgary Flames          Denver Nuggets         Los Angeles Lakers        New York Rangers         San Jose Sharks
 Carolina Hurricanes     Detroit Lions          Miami Dolphins            New York Yankees         Seattle Mariners
 Carolina Panthers       Detroit Pistons        Miami Heat                Oakland Athletics        Seattle Sonics
 Charlotte Hornets       Detroit Red Wings      Milwaukee Brewers         Oakland Raiders          San Francisco 49ers
 Chicago Bears           Detroit Tigers         Milwaukee Bucks           Orlando Magic            San Francisco Giants
 Chicago Blackhawks      Edmonton Oilers        Minnesota Timberwolves    Ottawa Senators          St. Louis Blues
 Anaheim Angels          St. Louis Cardinals
 Anaheim Mighty Ducks    St. Louis Rams
 Arizona Cardinals       Tampa Bay Bucaneers
 Arizona Diamondbacks    Tampa Bay Devil Rays
 Atlanta Braves          Tampa Bay Lightning
 Atlanta Falcons         Tennessee Titans
 Atlanta Hawks           Texas Rangers
 Baltimore Orioles       Toronto Blue Jays
 Baltimore Ravens        Toronto Maple Leafs
 Boston Bruins           Toronto Raptors
 Boston Celtics          Utah Jazz
 Boston Red Sox          Vancouver Canucks
 Buffalo Bills           Vancouver Grizzlies
 Buffalo Sabres          Washington Capitals
 Calgary Flames          Washington Redskins
 Carolina Hurricanes     Washington Wizards
 Carolina Panthers
 Charlotte Hornets
 Chicago Bears
 Chicago Blackhawks

                           Colleges and Universities

*Air Force                    *Colorado                 Howard                     *Minnesota
*Akron                        *Colorado State           High Point                 *Mississippi
*Alabama                      *Columbia                *Idaho                      *Mississippi State
 Alabama State                 Connecticut              Idaho State                 Miss. Valley St.
*Alabama-Birmingham            Coppin State            *Illinois                   *Missouri
 Albany                       *Cornell                  Illinois State              Missouri-Kansas City
 Alcorn State                  Creighton                Illinois-Chicago            Monmouth
 American                     *Dartmouth               *Indiana                     Montana
 Appalachian State             Davidson                 Indiana State               Montana St.
*Arizona                       Dayton                   Iona                        Morehead State
*Arizona State                 Delaware                *Iowa                        Morgan State
 Arkansas--                    Delaware State          *Iowa State                  Mount St. Mary's
Pine Bluff                     DePaul                   IUPUI                       Murray State
*Arkansas                      Detroit                  Jackson State              *Navy
*Arkansas State                Denver                   Jacksonville               *Nebraska
 Arkansas-Little Rock          Drake                    Jacksonville State         *Nevada-Las Vegas
*Army                          Drexel                   James Madison              *Nevada-Reno
*Auburn                       *Duke                    *Kansas                      New Hampshire
 Austin Peay State             Duquesne                *Kansas State               *New Mexico
*Ball State                    Elon                    *Kent                       *New Mexico State
*Baylor                       *East Carolina           *Kentucky                    New Orleans
 Belmont (Tn.)                 Eastern Illinois         La Salle                    Niagara
 Bethune-Cookman               Eastern Kentucky         Lafayette                   Nicholls State
*Boise State                  *Eastern Michigan         Lamar                       Norfolk State
*Boston College                E. Tennessee State       Lehigh                     *North Carolina
 Boston                        Eastern Washington       Liberty                     N. Car. A&T State
*Bowling Green                 Evansville               Long Beach State           *North Carolina State
 Bradley                       Fairfield                Long Island University      North Carolina-Charlotte
*Brigham Young                 Fairleigh Dickinson      Louisiana-Lafayette         NC--Asheville
*Brown                        *Florida                  Louisiana-Monroe            NC--Greensboro
 Bucknell                      Florida A&M             *Louisiana State             No. Carolina-Wilmington
*Buffalo                       Florida Atlantic        *Louisiana Tech             *North Texas
 Butler                        Florida International   *Louisville                  Northeastern
 Cal Poly-San Luis Obispo     *Florida State            Loyola, Chicago             Northern Arizona
 Cal State-Northridge          Fordham                  Loyola, Md.                *Northern Illinois
 Cal State-Fullerton          *Fresno State             Loyola Marymount            Northern Iowa
*California Berkeley           Furman                   Maine                      *Northwestern
 California Irvine             George Mason             Manhattan                   Northwestern State
 California Santa Barbara      George Washington        Marist                     *Notre Dame
 Campbell                      Georgetown               Marquette                   Oakland
 Canisius                     *Georgia                 *Marshall                   *Ohio
 Centenary                     Georgia Southern        *Maryland                   *Ohio State
 Central Connecticut State     Georgia State            Md.-Baltimore County       *Oklahoma
*Central Florida              *Georgia Tech             Maryland-Eastern Shore     *Oklahoma State
*Central Michigan              Gonzaga                  Massachusetts               Old Dominion
 Charleston Southern           Grambling St.            McNeese State               Oral Roberts
 Chattanooga                   Hampton                 *Memphis                    *Oregon
 Chicago State                 Hartford                 Mercer                     *Oregon State
*Cincinnati                   *Harvard                 *Miami                       Pacific
*Clemson                      *Hawaii                  *Miami (Ohio)               *Penn State
 Cleveland State               Hofstra                 *Michigan                   *Pennsylvania
 Coastal Carolina              Holy Cross              *Michigan State              Pepperdine
 Col. of Charleston           *Houston                 *Middle Tenn. State         *Pittsburgh
 Colgate
*Air Force                      Portland                     Tennessee State
*Akron                          Portland State               Tennessee Tech
*Alabama                        Prairie View A&M             Tennessee-Martin
 Alabama State                 *Princeton                   *Texas
*Alabama-Birmingham             Providence                  *Texas A&M
 Albany                        *Purdue                      *Texas Christian
 Alcorn State                   Quinnipiac                  *Texas Tech
 American                       Radford                      Texas-Arlington
 Appalachian State              Rhode Island                *Texas-El Paso
*Arizona                       *Rice                         Texas-Pan American
*Arizona State                  Richmond                     Texas-San Antonio
 Arkansas--                     Rider                        Texas Southern
Pine Bluff                      Robert Morris                The Citadel
*Arkansas                      *Rutgers                     *Toledo
*Arkansas State                 Sacramento State             Towson
 Arkansas-Little Rock           Sam Houston State            Troy State
*Army                           Samford                     *Tulane
*Auburn                         San Diego                   *Tulsa
 Austin Peay State             *San Diego State             *UCLA
*Ball State                     San Francisco               *Utah
*Baylor                        *San Jose State              *Utah State
 Belmont (Tn.)                  Santa Clara                  Valparaiso
 Bethune-Cookman                Seton Hall                  *Vanderbilt
*Boise State                    Siena                        Vermont
*Boston College                *SMU                          Villanova
 Boston                         South Alabama               *Virginia
*Bowling Green                 *South Carolina               Virginia Commonwealth
 Bradley                        S. Carolina State           *Virginia Tech
*Brigham Young                  South Florida                VMI
*Brown                          SE Missouri State            Wagner
 Bucknell                       SE Louisiana                *Wake Forest
*Buffalo                        Southern                    *Washington
 Butler                        *Southern California         *Washington State
 Cal Poly-San Luis Obispo       Southern Illinois            Weber State
 Cal State-Northridge          *Southern Mississippi        *West Virginia
 Cal State-Fullerton            Southern Utah                Western Carolina
*California Berkeley            Southwest Missouri State     Western Illinois
 California Irvine              SW Texas State               Western Kentucky
 California Santa Barbara       St. Bonaventure             *Western Michigan
 Campbell                       St. Francis (NY)             Wichita State
 Canisius                       St. Francis (PA)             William & Mary
 Centenary                      St. John's                   Winthrop
 Central Connecticut State      St. Joseph's                *Wisconsin
*Central Florida                St. Louis                    Wisconsin-Green Bay
*Central Michigan               St. Mary's                   Wisconsin-Milwaukee
 Charleston Southern            St. Peter's                  Wofford
 Chattanooga                   *Stanford                     Wright State
 Chicago State                  Stephen F. Austin           *Wyoming
*Cincinnati                     Stetson                      Xavier
*Clemson                        Stony Brook                 *Yale
 Cleveland State               *Syracuse                     Youngstown State
 Coastal Carolina              *Temple
 Col. of Charleston            *Tennessee
 Colgate

-----------------
* Covers both Division I football and basketball. All other schools only offer Division I basketball programs.

  SportsWritersDirect collects and stores the information it receives from its network of sports writers. This information is then packaged into two general types of content offerings: offerings that are syndicated to online sites and specialized content offerings that are sold on a subscription basis. Some of our current content offerings include:

           Product                     Description                        Price
           -------                     -----------                        -----
Insider Team Reports........  In-depth coverage of all      Varying content syndication fee
                              National Football League,
                              Major League Baseball,
                              National Basketball
                              Association and National
                              Hockey League teams and
                              daily editorial features

                              In-depth coverage of all      Varying content syndication fee
                              Division I college football
                              and basketball teams

Player Notes................  Daily highlights of key       Varying content syndication fee
                              player news from Major
                              League Baseball and the
                              National Football League

Baseball Insider............  Daily personalized updates    $19.95 per season per
                              regarding players selected    subscription
                              in subscribers' portfolios

The Minor League Scout......  Daily information on minor    $9.95 per season per subscription
                              league baseball teams and
                              players

Fred Edelstein's NFL
 Football Insider...........  Weekly National Football      $19.95 per year per subscription
                              League gossip

Fred Edelstein's NFL Draft
 Report.....................  Annual insider view of the    $9.95 per subscription
                              National Football League
                              draft

Wrestling Observer..........  In-depth coverage of          $9.95 per month or $99.95
                              professional wrestling        annually

  By working with SportsWritersDirect, sports writers are able to generate additional income and, in certain cases, further enhance their readership. These sports writers are paid a flat fee for syndicated content and can earn royalties from the sale of subscription products.

  Distribution and Revenue Sources

  SportsWritersDirect syndicates its content through AOL's proprietary network, Internet portals and other destination online sites and sells its subscription products to users on a subscription-fee basis. Insider Team Reports for all teams are currently provided to online sites such as AOL, AOL.com and Fox Sports. In addition, SportsWritersDirect produces the Team Areas for major professional and college teams within AOL Sports, providing team and player feeds and news updates. SportsWritersDirect controls the majority of promotional links within the Team Areas, which it uses to cross-promote our other online media divisions. Player Notes are syndicated to many online sites, including AOL, Fox Sports and Yahoo!. All of the third parties licensing SportsWritersDirect content are obligated to promote SportsWritersDirect's subscription products as part of their license agreements.

  RotoNewsDirect

  RotoNews was founded in 1997 and was acquired by us in February 1999. RotoNewsDirect is an online fantasy sports web site, offering player news, games and statistical services, as well as league management services, or commissioner services, that enable fantasy sports participants to compete against one another in simulations.

  Unlike most competing online fantasy sites, RotoNewsDirect offers its full suite of fantasy news and services free of charge to consumers. This strategy has helped RotoNewsDirect build a significant audience base. RotoNewsDirect currently operates commissioner services for over 50,000 active leagues representing over 225,000 fantasy players. RotoNewsDirect supplements its commissioner services with regular player updates, which are delivered both through the www.rotonewsdirect.com web site and through free email subscriptions. RotoNewsDirect currently has over 300,000 registered users and sends out regular emails to over 55,000 email subscribers. To extend its brand and build its traffic, RotoNewsDirect provides player content and commissioner services to other sites, including online newspapers and other sports sites.

  Fantasy sports have experienced significant growth in the United States over the past several years. Currently, millions of fantasy sports fans play their games, receive their statistics, or access information about their fantasy teams online. Leading sports sites that provide fantasy games have traditionally charged users fees to participate in their fantasy games or to use commissioner and statistical services. Players invest significant time in entering specific league and player information, setting-up league rules, becoming familiar with the user interface and researching archived information.

  RotoNewsDirect Features

  Below is a copy of the RotoNewsDirect home web page and an example commissioner page for an individual online fantasy league, along with a description of selected features available on www.rotonewsdirect.com.

       [Screen shot of RotoNews web site marked by numbers corresponding to the features described above.]

  1. Commissioner Services--Offers fantasy sports participants commissioner services with daily statistics, updated standings, bulletin boards and other league and management services covering the National Football League, the National Basketball Association, Major League Baseball and the National Hockey League.

  2. Player News--Up-to-date player information, news and statistics, as well as searchable athlete databases for various sports and leagues.

    National Football League,    -- Latest player information, statistical
    National Basketball             projections and player rankings with a
    Association, Major League       searchable database for every player.
    Baseball, National Hockey       Additionally, offers feature stories,
    League                          columns and team previews.

    Golf
                                 -- Latest player information with a
                                    searchable database for many professional golfers on the Pro Golf Association tour and other worldwide tours.

    Auto Racing
                                 -- Latest driver information, with a
                                    searchable database for NASCAR, Formula
                                    One and other auto-racing series.

                                 -- Latest news and information for many of
    Wrestling                       the professional wrestlers within the
                                    World Wrestling Federation, World
                                    Championship Wrestling and Extreme
                                    Championship Wrestling.

    College Football             -- Latest news and information on individual
                                    college players within Division I NCAA
                                    football.

  3. MyRotoNewsDirect--Provides users with a personalized web page with news and statistics tailored to players chosen by the user.

  4. Email Reports--Twice-weekly email newsletter providing up to date player news and information.

  5. Office Pools--Online management tool for traditional office pools. Creates an easy-to-use graphical interface for participants to enter their picks online, see updated standings, access relevant team, and player information and communicate with each other.

  6. Fantasy Forum--Online community where users can share thoughts on fantasy sports topics, seek advice and information with other community members, as well as seek participants for their online leagues.

  Distribution and Revenue Sources

  In addition to operating its web site, www.rotonewsdirect.com, RotoNewsDirect distributes its content through AOL's proprietary network, Lycos, Sandbox.net, and the online versions of the New York Post and San Diego Union Tribune. Pursuant to these distribution agreements, RotoNewsDirect typically provides statistical services and/or fantasy games in a co-branded format.

  To date, RotoNewsDirect has derived revenues from the sale of advertising on its web site. RotoNewsDirect also sells advertising placements within email newsletters it regularly sends to its customers. In addition, RotoNewsDirect receives a share of the advertising sold on the sites to which it provides commissioner services and/or player information. In March 1999, RotoNewsDirect began selling subscriptions, such as Baseball Insider. To date, RotoNewsDirect has not derived significant revenues from these subscription products.

  SportsAuthenticsDirect

  SportsAuthenticsDirect is an online retailer of sports-related merchandise and collectibles. SportsAuthenticsDirect aggregates products from a large number of providers, including AthletesDirect. SportsAuthenticsDirect offers a broad range of products across major United States sports, including baseball, football, basketball, hockey, boxing and auto racing. Although SportsAuthenticsDirect does not source its memorabilia products directly from athletes and sports personalities, it works to carefully select reputable providers who represent that they produce such products directly from the source and provide legally binding certificates of authenticity.

  SportsAuthenticsDirect's objective is to become the premier provider of sports-related merchandise and collectibles. SportsAuthenticsDirect currently offers over 10,000 stock keeping units and believes it has become one of the largest sellers of sports collectibles online.

  We believe there is a significant opportunity to sell these types of products online because of the limitations inherent in traditional retail distribution. Because of the large number of teams and available products, traditional retailers cannot effectively inventory the large number of available products necessary to satisfy the demand of fans of different teams and athletes. Similarly, sports retailers have had a difficult time offering a wide range of collectibles and trading products, where the number of items is even larger.

  SportsAuthenticsDirect addresses some of the limitations of current distribution channels by:

  . providing access to products 24 hours a day, seven days a week;

  . offering an extensive selection of products updated on a regular basis;

  . offering flexible pricing, including auction-based selling; and

  . targeting customers based on preference and buying patterns.

Distribution and Revenue Sources

  SportsAuthenticsDirect currently sells the majority of its products through an exclusive relationship with uBid, an online business-to-consumer auction site. As part of this relationship, SportsAuthenticsDirect provides sports memorabilia on the www.uBid.com web site as illustrated below.

           [Screen shot of uBid web site at www.uBid.com displaying
              sports memorabilia offered by SportsAuthentics.com,
               and insert with close-up of memorabilia offered.]

  SportsAuthenticsDirect also operates individual team stores within the AOL Team Areas. SportsAuthenticsDirect is currently in the process of opening up additional online storefronts, though no assurances can be given when such stores will open. SportsAuthenticsDirect intends to launch a branded online retail presence in the second half of 2000.

  SportsAuthenticsDirect handles all distribution fulfillment and customer service associated with its sales. SportsAuthenticsDirect handles the majority of its distribution fulfillment through its own distribution center.

Strategic Relationships

  We have established a number of strategic relationships to obtain original sports content, provide broad distribution of our content and products, and increase consumer awareness of our branded online media divisions. These relationships include:

  Content and Product Agreements

  Athletes and Sports Personalities

  AthletesDirect currently has agreements with over 275 athletes and sports personalities. These agreements generally provide AthletesDirect with exclusive rights to the athletes and sports personalities' online participation, as well as rights to use the athletes and sports personalities' names, likenesses and other attributes in connection with the online medium. The exclusivity provisions of these agreements permit the athletes and sports personalities to engage in limited online activities on behalf of their leagues, teams and sponsors. These agreements have terms that range from two to eight years.

  Under these agreements, our athletes and sports personalities are required to participate in their online sites in specified manners and at specified times. This participation generally includes engaging in online chats, responding to fan emails, publishing online journals and providing audio content for online distribution. The nature and terms of these contracts vary both in terms of advances paid and royalties to be earned. It is common for very well-known athletes and sports personalities to receive advances recoupable against future royalties. These athletes and sports personalities are entitled to a percentage, or royalty, of the revenues generated from both sales of sports-related merchandise and advertising placed on their individual web sites. Merchandise sales originate from both our own web sites and the online platforms of our distribution relationships. Based on the information received with each order, we are able to classify the point of sale by the appropriate online media division and by each athlete or sports personality. Although it is difficult to predict the nature of the agreements that we will enter into in the future, it is likely that we will continue to use the compensation described above to acquire the online rights of high profile athletes and sports personalities to enter into contracts with us.

  Sports Writers

  SportsWritersDirect currently has agreements with over 315 sports writers, which typically have a two-year term with a one-year extension at our option. These local and regional sports writers provide SportsWritersDirect with original sports-related content. The majority of these sports writers are beat writers who cover a particular team or conference for a traditional publication, such as a newspaper. The agreements require the sports writers to create original, in-depth content for SportsWritersDirect, provide SportWritersDirect with exclusive rights to this content and restrict the sports writers from performing services for anyone, other than SportsWritersDirect, that provides online products or services. However, these agreements do permit the sports writers to provide similar information to, and to perform services for, daily newspapers, including newspapers that maintain online sites, that are the primary employers of the sports writers. We pay our sports writers a flat fee for content that we syndicate and, in some cases, a percentage of revenues derived from the sales of subscription products.

  Sports Teams

  We entered into agreements in March 2000 to produce the official web site for the Dallas Cowboys Football Club. Under the terms of this agreement, we will produce original content relating to the team for distribution on the www.dallascowboys.com web site. Additionally, we will operate the official Dallas Cowboys online store. We will share revenues generated from this web site. This agreement expires in March 2005, but is subject to termination in March 2002.

  Distribution Relationships

  AOL

  In January 1999, we entered into an interactive services agreement with AOL. Under this agreement, AOL is required to pay to us a license fee for programming and syndicated content. This programming and syndicated content includes both SportsWritersDirect team-by-team coverage of professional baseball, basketball, football and hockey and NCAA Division I college basketball and football, as well as a minimum of 50 individual athlete web sites. In addition, in accordance with the agreement, AthletesDirect has created and operates a separately branded AthletesDirect area within both the AOL Sports Channel and the AOL Kids Channel. These sites are promoted through the AOL Sports Channel, including Sports Stars screens which AthletesDirect programs and through an anchor tenancy position within the AOL Kids Channel. SportsWritersDirect also provides content designed to appeal to fantasy sports fans within the AOL Fantasy Center and, in exchange, receives guaranteed promotion for its subscription products.


  In March 2000, AthletesDirect and SportsWritersDirect expanded and enhanced their AOL distribution relationship by entering into a customized programming agreement with AOL that becomes effective in June 2000. This agreement supersedes the prior agreement between us and AOL that was entered into in January 1999. Under this new programming agreement, AthletesDirect and SportsWritersDirect will syndicate their athlete and team-related programming to AOL and several of AOL's other brands, including AOL.com, CompuServe and ICQ. Additionally, AthletesDirect will provide original programming for the AOL Extreme Sports Area as well as create country specific areas for AOL Australia, AOL Brazil, AOL Canada and AOL United Kingdom. Under the terms of this agreement, AOL will pay AthletesDirect and SportsWritersDirect a license fee of $15.0 million over the term of the agreement, paid in equal quarterly installments. This agreement expires in June 2003. AOL has the right to extend the agreement for two successive one-year periods under the same terms.

  In March 2000, we entered into an interactive services agreement with AOL. Pursuant to this agreement, we will receive anchor tenancy placement on the front of the AOL Sports, guaranteed banner impressions and promotional commerce links within AOL Sports, and premier placement across AOL.com, CompuServe and ICQ. Under the terms of this agreement, we will pay AOL approximately $31.0 million in cash and $22.0 million of in-kind value over the term of the agreement. We will make an initial payment of $2.6 million in April 2000, a second payment of $2.6 million 60 days thereafter, a third payment of $2.6 million 30 days thereafter and subsequent payments of $2.6 million quarterly through September 2002. The in-kind value will be delivered in equal annual installments over the term of the agreement. This agreement expires in March 2003. AOL has the right, upon the achievement of specific benchmarks, to extend the agreement for two successive one-year periods under the same terms.

  During the year ended December 31, 1999, AOL accounted for approximately 44% of our total revenues. The loss of this relationship, or a material adverse change in this relationship, could have a material adverse effect on our business.

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


  DIRECTV

  In April 2000, we entered into a strategic agreement with DIRECTV, Inc. This agreement calls for DIRECTV to provide us with a guaranteed number of promotional spots on the DIRECTV satellite system for promotion of our programming and online media divisions. Additionally, under this agreement, we will receive a guaranteed daily time period on the DIRECTV satellite system for distribution of our sports programming. Our programming will be located on a channel that is received by all DIRECTV subscribers and will provide promotional support for DIRECTV's other sports packages and sports programming.

  In connection with this agreement, DIRECTV will purchase 680,442 shares of our common stock at a purchase price of $12.00 per share. DIRECTV will also receive a warrant to purchase 1,360,883 shares of our common stock at $14.00 per share, subject to adjustment.

  In April 2000, we entered into a separate advertising agreement with DIRECTV. Under this agreement, DIRECTV will purchase $7.6 million of advertising on our web sites over the next 27 months. DIRECTV can extend this agreement under similar terms for an additional two years by committing to purchase $8.5 million of advertising on our web sites over this two-year period.

  eBay

  In April 1999, AthletesDirect entered into a co-branding and advertising agreement with eBay, under which eBay acts as AthletesDirect's official online person-to-person auction venue for sports collectibles on behalf of its athletes. Pursuant to this agreement, AthletesDirect creates individual athlete web pages within eBay's online site. AthletesDirect updates content on these web pages and provides signed collectibles for sale through eBay's auction web site. These pages and collectibles are promoted by eBay, including at the top of eBay's primary collectibles channel. This agreement terminates in April 2001.

  Fox Sports

  In September 1998, SportsWritersDirect entered into a content license agreement with News America Digital Publishing, Inc., an affiliate of Fox Entertainment Group, Inc. Under this agreement, SportsWritersDirect receives a syndication fee for providing Insider Team Reports and other content for distribution on www.foxsports.com. News America Digital Publishing is required to promote SportsWritersDirect's subscription products. SportsWritersDirect pays News America Digital Publishing a royalty based on the net revenues of subscription products sold through Fox Sports Online. This agreement expires in December 2001.

  Lycos

  In December 1999, we entered into an agreement with Lycos, Inc. Under this agreement, we create and maintain a co-branded sports site with Lycos, whereby we are the principal provider of sports content to Lycos, which includes providing Lycos official athlete sites, up-to-date sports news, fantasy games and other sports content. Lycos provides us with promotion for our sports content and products and provides us with links back to our co-branded web sites. Lycos pays us a content syndication fee and we share in the advertising revenue generated from the Lycos sports area. We also sell merchandise and sports collectibles through the Lycos web site, and we will pay Lycos a percentage of revenues from these sales. This agreement expires in March 2002, with successive one-year renewal periods unless either party elects not to renew the agreement.

  uBid

  In March 1999, SportsAuthenticsDirect entered into a two-year agreement with uBid. Under this agreement, SportsAuthenticsDirect is the exclusive provider of sports collectibles for uBid. As part of this agreement, SportsAuthenticsDirect has agreed to offer a specified minimum dollar value worth of sports collectibles on the www.uBid.com web site each week. SportsAuthenticsDirect receives prominent branding within all areas of www.uBid.com where SportsAuthenticsDirect sports collectibles are offered. uBid receives a percentage of gross revenues for sales made by SportsAuthenticsDirect on its web site.

  Yahoo!

  In May 1999, AthletesDirect and SportsWritersDirect entered into an agreement with Yahoo! to provide AthletesDirect content and SportsWritersDirect content to Yahoo! in exchange for a monthly license fee and promotion and placement within Yahoo! Sports and other Yahoo! divisions. AthletesDirect manages a minimum of 24 individual athlete online fan clubs and individual athlete online stores for Yahoo! and delivers a regular schedule of live events. Yahoo! receives a percentage of revenue derived from electronic commerce sold within the Yahoo! web site. In addition, pursuant to this agreement, SportsWritersDirect licenses to Yahoo! player content to be incorporated into Yahoo!'s Fantasy Area and its MyYahoo! service. SportsWritersDirect licenses and receives promotion and placement to promote its subscription products. This agreement expires in June 2000, and automatically renews for an additional year unless either party elects not to renew the agreement.

Technology

  We use state-of-the-art technology to support our business. Our web sites have been built around open application standard interfaces. They have been architected emphasizing a model that is highly scalable, flexible, modular and has a high degree of automation and redundancy in order to minimize single points of failure. The software platform and architecture for the www.athletesdirect.com site and individual athlete sites is available through multiple Sun Microsystems servers, and integrated with an Oracle relational database, Netscape Enterprise server and Broadvision's One-to-One enterprise application environment.

  To publish content on AOL's proprietary network, we employ AOL's proprietary "Rainman" mark-up language. Production involves creation and editing of text and graphics, which are uploaded from our offices to AOL.

  SportsWritersDirect uses a number of Sun Microsystems servers integrated with an Oracle relational database, Netscape Enterprise server, Netscape PublishingXpert 2.2 for publishing, Broadvision's One-to-One enterprise relationship management application environment, and secure credit card capture and billing. In addition, SportsWritersDirect uses customized software for real-time update of content by sports writers and editors, and an extensive modem pool for dial-up remote access.

  The RotoNewsDirect platform uses a combination of Microsoft NT with SQL Server, IIS, Cold Fusion and ASP together with an Oracle relational database, and Broadvision's One-to-One enterprise relationship management application environment.

  We are currently consolidating the technologies used by all of our properties into a single, common infrastructure built around a Sun Microsystems, Oracle and BroadVision infrastructure. This common platform will emphasize interoperability, scalability and stability.

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


  In addition, we are currently in the process of deploying Oracle's Enterprise Resource Planning System complete with financial reporting, inventory management, sales order processing, data warehousing and customer relationship management systems. Our web site's advertisements reference URLs to advertising banners which are controlled through DoubleClick's proprietary DART.

  We maintain most of our computer systems with Exodus Communications in its El Segundo, California facility, which provides us with Internet connectivity via multiple DS-3 and OC-3 links. Exodus also provides human technical monitoring of all production services 24 hours a day, seven days a week as well as protection against damage from fire, hurricanes, earthquakes, power loss, telecommunications failure and break-ins and full redundancy so that a failure in the network is automatically routed to a different provider. We also employ in-house monitoring systems, which include automated diagnostic software, that generate reports and pager calls in the event of system failures. Notwithstanding these precautions, any system failure that causes an interruption of service or a failure of our third-party providers to handle higher volumes of Internet traffic could have a material adverse effect on our business.

Sales and Marketing

  Our advertising and sales efforts are headquartered in our New York office. To date, we have sold advertising and sponsorships through both our internal sales force as well as through agencies that represent advertisers. As we continue to expand, we intend to create a larger internal sales force and open offices in additional cities.

  In our marketing efforts, we work very closely with parties with whom we have distribution relationships, including AOL, Yahoo! and Lycos. These parties provide us with placement within their online sites, driving users to our web sites. In addition, we have purchased advertising on regional and national media for our products. We anticipate spending a larger amount of marketing dollars as we continue to promote our online media divisions.

Government Regulation

  We are subject to the same federal, state and local laws as other businesses on the Internet. There are currently relatively few laws directed specifically toward online media businesses. Due to the increasing popularity and use of the Internet and online businesses, however, it is possible that laws and regulations will be adopted with respect to the Internet and online businesses. Such laws could cover issues such as user privacy, pricing, fraud, content and quality of products and services, taxation, advertising, freedom of expression, intellectual property rights and information security. The laws governing online media remain largely unsettled, even in areas where there has been some legislative action. It may take years to determine whether and how existing laws such as those governing intellectual property, privacy and libel apply to online media generally. Such legislation could hamper the growth in use of online media generally and decrease the acceptance of online media as a communications and commercial medium, which could have an adverse affect on our business.

  We cannot assure you that violations of local or other laws will not be alleged or charged by local, state or foreign governments, that we might not unintentionally violate such laws or that such laws will not be modified, or new laws enacted, in the future. In addition, the growing popularity and use of online media has burdened the existing telecommunications infrastructure and many areas with high traffic have begun to experience interruptions in phone service. As a result, certain local telephone carriers have petitioned governmental agencies to regulate Internet service providers and online service providers in a manner similar to long distance telephone carriers and to impose access fees on Internet service providers and online service providers. If any of these petitions or the relief that they seek is granted, the costs of communicating via online media could increase substantially, potentially adversely affecting the growth in the use of online media. Any of these developments could have an adverse effect on our business.

  We generally do not collect sales or other taxes on goods sold on our web sites to users located outside of California and New York. However, one or more states may seek to impose sales tax collection obligations on companies like ours that engage in or facilitate online commerce. A number of proposals have been made at the state and local level that would impose additional taxes on the sale of goods and services online. Such proposals, if adopted, could substantially impair the growth of electronic commerce and increase our costs and could adversely affect our opportunity to derive financial benefit from electronic commerce. If any state or foreign country were to successfully assert that we should collect sales or other taxes on the exchange of merchandise on our system, our business could be adversely affected. In October 1998, the Internet Tax Freedom Act was signed into law placing a three-year moratorium which expires in 2001 on new state and local taxes on Internet commerce. Existing state or local laws were excluded from the moratorium. Once this moratorium is lifted, new federal or state taxes may be imposed on Internet commerce. Future laws imposing taxes or other regulations on Internet commerce could adversely affect our business.

  We currently hold various web addresses relating to our assets and online media divisions, including broadbandsports.com, athletesdirect.com, sportswritersdirect.com, rotonewsdirect.com and sportsauthenticsdirect.com. We may not be able to prevent third parties from acquiring Web addresses that are similar to our addresses, which could adversely affect our business. In addition, a number of third parties have registered as domain names the names of a number of AthletesDirect's athletes under contract. We may not be able to acquire these web addresses in a cost-effective manner, or at all, which could adversely affect our business. The acquisition and maintenance of web addresses generally is regulated by governmental agencies and their designees. The regulation of web addresses in the United States and in foreign countries and the application of trademark laws to web addresses is uncertain and subject to change. As a result, we may not be able to acquire or maintain relevant web addresses in all countries in a cost-effective manner, or at all, where we may conduct business.

Employees

  As of March 31, 2000, we had 183 employees. Our ability to attract and retain highly qualified employees will be a principal determinant of our success. Competition for qualified personnel in the industry is high. We cannot assure you that our current and planned staffing will be adequate to support our future operations or that management will be able to hire, train, retain, motivate and manage the required personnel. None of our employees is represented by a labor union and we have not experienced any work stoppages. We consider our relations with our employees to be good.

Facilities

  We are headquartered in Santa Monica, California, where we lease 31,242 square feet located at 2120 Colorado Avenue, Santa Monica, California. This lease expires November 14, 2006.

  In October 1999, we entered into a lease for approximately 2,700 square feet located at 350 Fifth Avenue, New York, New York. This lease expires October 31, 2002.

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


  We believe that our current facilities will be adequate to accommodate our needs for the foreseeable future.

Legal Proceedings

  Other than as set forth above in "Risk Factors--Our business may be restricted by rights of sports leagues and players associations," we are not currently subject to any material legal proceedings. We may from time to time become a party to various legal proceedings arising in the ordinary course of our business. Any such proceeding against us, even if not meritorious, could result in the expenditure of significant financial and managerial resources.

                                  MANAGEMENT

Executive Officers and Directors

  The following table sets forth the names, ages and positions of our executive officers and directors as of March 31, 2000:

Name                       Age                     Position
----                       ---                     --------
Richard D. Nanula........   39 Chief Executive Officer and Chairman of the Board
Tyler J. Goldman.........   33 President, Broadband Studios and Director
Ross B. Schaufelberger...   32 Senior Vice President, Business Development
Gregory S. Hebner........   31 Chief Financial Officer
Jose A. Royo.............   33 Chief Technology Officer
Thomas F.X. Beusse.......   35 Vice President, Advertising
John M. Collins..........   37 Vice President, New Media Programming
Laurie C. Hollinger......   48 Vice President, Human Resources
Steven M. Larkin.........   41 Vice President, Electronic Commerce
Marla P. Messing.........   35 Vice President, Program Marketing
Jeffrey N. Pollack.......   35 Vice President, New Media Publishing
Bruce D. Tobey...........   40 Vice President, General Counsel
Ahmed O. Alfi(2).........   43 Director
W. Allen Beasley.........   32 Director
Frank J. Biondi,
 Jr.(1)..................   54 Director
Stephen D. Greenberg(1)..   51 Director
Douglas Leone(2).........   42 Director
Geoffrey Y. Yang(1)......   40 Director

---------------------
(1) Member of the audit committee
(2) Member of the compensation committee

  Richard D. Nanula has served as our Chief Executive Officer and one of our directors since November 1999. From August 1998 to May 1999, Mr. Nanula served as the President and Chief Operating Officer at Starwood Hotels & Resorts Worldwide, a Fortune 500 global hotel company. From February 1996 to March 1998 and August 1991 to November 1994, Mr. Nanula served as the Chief Financial Officer of The Walt Disney Company. From November 1994 to February 1996, Mr. Nanula was the President of the Disney Stores Worldwide. From December 1989 to August 1991, Mr. Nanula served as the Treasurer of The Walt Disney Company. Mr. Nanula received a B.A. degree from the University of California at Santa Barbara and an M.B.A. degree from Harvard University.

  Tyler J. Goldman is the founder of Broadband Sports and has served as President of Broadband Studios, the arm of Broadband Sports focused on new divisions, since November 1999. Mr. Goldman has served as a director of Broadband Sports since inception. From inception through October 1999, Mr. Goldman served as our Chief Executive Officer and President. From 1995 to December 1997, Mr. Goldman served as an associate at the law offices of Steinberg & Moorad, an independent provider of athlete services. From 1992 to 1995, Mr. Goldman served as an associate at Wilson Sonsini Goodrich and Rosati, P.C., a law firm focused on technology companies. Mr. Goldman received an A.B. degree from Dartmouth College, and J.D. and Masters of Management degrees from Northwestern University.

  Ross B. Schaufelberger has served as our Senior Vice President, Business Development since our inception. Mr. Schaufelberger is a founder of Athlete Direct and has served as President of Athlete Direct since February 1996. From July 1990 to February 1996, Mr. Schaufelberger served as Vice President of Marketing and Business Development at STATS, Inc., a provider of online sports statistical information. Mr. Schaufelberger received a B.A. degree from the University of Pennsylvania.

  Gregory S. Hebner has served as our Chief Financial Officer since May 1998. From August 1997 to May 1998, Mr. Hebner served as a senior analyst within the Technology and New Media Group of the Strategic Planning Department for The Walt Disney Company. From 1995 to 1997, Mr. Hebner was a graduate student at Harvard University. From November 1993 to August 1995, Mr. Hebner worked as an operations manager for Premark International, a consumer goods company. From August 1991 to November 1993, Mr. Hebner served as an auditor for PricewaterhouseCoopers LLP, an independent accounting firm. Mr. Hebner received a B.S. degree in Accountancy from the University of Illinois, and M.B.A. degree from Harvard University. Mr. Hebner is a certified public accountant.

  Jose A. Royo has served as our Chief Technical Officer since December 1998. From August 1998 to December 1998, Mr. Royo served as a Program Manager for Trilogy Software, a provider of front-office software. From October 1997 to August 1998, Mr. Royo served as the Chief Information Officer for Crimson Solutions, a software company developing solutions for higher education. From September 1993 to August 1997, Mr. Royo served as Lead Software Engineer for Harvard University. From September 1990 to September 1997, Mr. Royo served as an instructor in the Department of East Asian Studies at Harvard University. Mr. Royo received a B.A. degree from Earlham College, and A.M., Ph.D. and M.B.A. degrees from Harvard University.

  Thomas F.X. Beusse has served as our Vice President, Advertising Sales since August 1999. From November 1992 to July 1999, Mr. Beusse served as an advertising executive for Sports Illustrated, a division of Time-Warner. From August 1996 to July 1999, Mr. Beusse was the advertising director for Sports Illustrated's New York office. From August 1989 to November 1992, Mr. Beusse held various sales positions for Times Mirror Magazines and Hachette Publishing. Mr. Beusse received a B.A. degree from Ithaca College.

  John M. Collins has served as our Vice President, New Media Programming since November 1999. From April 1991 to November 1999, Mr. Collins served as a senior programming and sales executive for the National Football League. From April 1994 to November 1999, Mr. Collins served as the Senior Vice President of Programming and Sales and the Vice President of Programming and Sales at the National Football League. From April 1991 to April 1994, Mr. Collins served as Vice President Sales and Marketing for NFL Films. Mr. Collins received a B.S. degree from Long Island University.

  Laurie C. Hollinger has served as our Vice President, Human Resources since March 2000. From June 1998 to March 2000, Ms. Hollinger served as the Vice President, Human Resources for Digital Domain, a visual effects production company. From June 1996 to May 1998, Ms. Hollinger served as the Vice President, Human Resources for Paramount Pictures, a division of Viacom, Inc. From May 1994 to June 1996, Ms. Hollinger served as the Vice President, Central Services for Capital Group, an investment management company. Ms. Hollinger received a B.A. degree from California State University, Stanislaus.

  Steven M. Larkin has served as our Vice President, Electronic Commerce since January 2000. From February 1998 to January 2000, Mr. Larkin served as the Chief Merchandising Officer for the Federated Direct Division of Federated Department Stores. From September 1995 to February 1998, Mr. Larkin served as Vice President of Merchandising for the Catalog Division of Fingerhut Corporation. From December 1989 to September 1995, Mr. Larkin served as the Vice President of Merchandising for an operating division of Federated Department Stores. Mr. Larkin received a B.S. degree from The School of Management at Boston University.

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


  Marla P. Messing has served as our Vice President, Program Marketing since February 2000. From January 1997 to December 1999, Ms. Messing served as the President and CEO of The 1999 Womens World Cup Soccer Tournament, which took place in June and July of 1999. From January 1995 to June 1996, Ms. Messing served as the Senior Vice President of Major League Soccer. From March 1992 to December 1994, Ms. Messing served in a number of roles, including as the Executive Vice President of the 1994 (Mens) World Cup Soccer Tournament. Ms. Messing received a B.A. degree from the University of Michigan and a J.D. degree from the University of Chicago Law School.

  Jeffery N. Pollack has served as our Vice President, New Media Publishing since January 2000. From May 1999 to January 2000, Mr. Pollack served as Vice President of Marketing and Corporate Communications at the National Basketball Association. From March 1998 to May 1999, Mr. Pollack served as the Communications Consultant to the National Basketball Association during collective bargaining negotiations with the National Basketball Players Association. Mr. Pollack was the founder of The Sports Business Daily, the first daily trade publication for the sports industry, and served as its President from February 1994 to March 1998. Mr. Pollack received a B.S. degree from the Medill School of Journalism at Northwestern University and an M.P.S. degree from The Graduate School of Political Management.

  Bruce D. Tobey has served as our Vice President, General Counsel since March 2000. From January 1991 to February 2000, Mr. Tobey served as a partner with Troop, Steuber, Pasich, Reddick and Tobey, a law firm. From May 1986 to January 1991, Mr. Tobey served as an associate attorney with the same firm. Mr. Tobey received B.A. and J.D. degrees from the University of California at Los Angeles.

  Ahmed O. Alfi has served as a director of Broadband Sports since inception. Mr. Alfi is the President of Netcubator, the Managing Member of NMSS Partners LLC, an investment company. From January 1992 to present, Mr. Alfi has served as Chairman and Chief Executive Officer of Alfigen, a genetic diagnostic company. Mr. Alfi also serves on the Board of Directors of several privately held companies. Mr. Alfi received a B.S. degree from California State University, Northridge.

  W. Allen Beasley has served as a director of Broadband Sports since May 1999. Since March 2000, Mr. Beasley has been a partner of Redpoint Ventures, a venture capital firm. From September 1999 to March 2000, Mr. Beasley was a principal of Redpoint Ventures. From June 1998 to September 1999, Mr. Beasley was an associate of Institutional Venture Partners, a venture capital firm. From August 1995 to December 1997, Mr. Beasley worked in various marketing positions for Ipsilon Networks, Inc. a provider of high-performance networking equipment. From June 1994 to August 1995, Mr. Beasley worked in business development for Synopsys, Inc. a provider of design automation software. Mr. Beasley received an A.B. degree in Economics and a M.B.A. degree from Stanford University.

  Frank J. Biondi, Jr. has served as a director of Broadband Sports since May 1999. Since February 1999, Mr. Biondi has served as Senior Managing Director of WaterView Advisors, LLC, an investment management firm that acts as the advisor to WaterView Partners, L.P. Mr. Biondi served as Chairman of the Board and Chief Executive Officer of Universal Studios, Inc., a media company, from April 1996 until November 1998. From July 1987 until January 1996, he was President, Chief Executive Officer and a director of Viacom, Inc., a media company. Mr. Biondi has also served as a director of The Bank of New York, Vail Resorts, Inc., a resort operator, and About.com as well as several privately held companies. Mr. Biondi received an A.B. degree in psychology from Princeton University and a M.B.A. degree from Harvard University.

  Stephen D. Greenberg has served as a director of Broadband Sports since May 1999. Since April 1999, Mr. Greenberg has been a member of General Catalyst LLC, an investment company. Mr. Greenberg has also served as President of Classic Sports Network, Inc., a cable television programming service, from November 1993 through November 1998. From April 1993 to November 1993, Mr. Greenberg served as President of Stephen D. Greenberg, P.C., an independent business consulting firm. From January 1990 to April 1993, Mr. Greenberg served as Deputy Commissioner and Chief Operating Officer of Major League Baseball. Mr. Greenberg serves as a director on the board of directors of The Topps Company, a marketer of sports cards. Mr. Greenberg received a B.A. degree from Yale University, and a J.D. degree from the University of California at Los Angeles.

  Douglas Leone has served as a director of Broadband Sports since May 1999. Mr. Leone has been a partner of Sequoia Capital since July 1988. Mr. Leone served on the board of directors of International Network Services, an enterprise network service provider, from June 1993 to 1998 and Arbor Software, a software company, from June 1991 to 1997. Mr. Leone is currently on the board of directors of Scient Corporation and VA Linux Systems as well as several privately held companies. Mr. Leone holds a B.S. degree in Mechanical Engineering from Cornell University, an M.S. degree in Industrial Engineering from Columbia University, and an M.S. degree in Management from the Massachusetts Institute of Technology.

  Geoffrey Y. Yang has served as a director of Broadband Sports since May 1999. Mr. Yang has been a general partner of Institutional Venture Partners, a venture capital firm, since June 1989. He has also been a managing director of Redpoint Ventures, a venture capital firm, since August 1999. He also serves on the Board of Directors of Ask Jeeves, Inc., an online personal service infrastructure company, MMC Networks, Inc., a developer of network processing platforms, TiVo, Inc., a provider of personal television services, Turnstone Systems, Inc., a provider of digital subscriber line deployment and management products, and as well as several privately held companies. He has also been a director of Excite, Inc., an online portal company. Mr. Yang holds a B.A. degree in Economics from Princeton University, a B.S.E. degree in Engineering and Management Systems from Princeton University, as well as an M.B.A. degree from Stanford University.

Board Composition

  Our certificate of incorporation provides for a classified board of directors consisting of three classes of directors, each serving staggered three-year terms. As a result, a portion of our board of directors will be elected each year. To implement the classified structure, prior to the consummation of the offering, three of the nominees to the board will be elected to one-year terms, three will be elected to two-year terms and two will be elected to three-year terms. Thereafter, directors will be elected for three-year terms. Ahmed O. Alfi, W. Allen Beasley and Frank J. Biondi, Jr. have been designated Class I directors whose term expires at the 2001 annual meeting of stockholders. Tyler Goldman, Stephen D. Greenberg and Douglas Leone have been designated Class II directors whose term expires at the 2002 annual meeting of stockholders. Richard D. Nanula and Geoffrey Y. Yang have been designated Class III directors whose term expires at the 2003 annual meeting of stockholders. For more information on the classified board, see the section entitled "Description of Capital Stock -- Anti-takeover effects of provisions of our certificate and bylaws and Delaware law."

  In April 2000, we entered into a strategic relationship with DIRECTV which provides, upon the consummation of this offering, we will increase the size of our board of directors by one director and fill this newly created vacancy with an individual designated by DIRECTV.

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

  Executive officers are appointed by the board of directors on an annual basis and serve until their successors have been duly elected and qualified. There are no family relationships among any of our directors, officers or key employees.

Board Committees

  In May 1999, the board established an audit committee and a compensation committee. The audit committee monitors the accounting practices and procedures and the scope of internal and external audits and will recommend the appointment of the independent auditors. All members of the audit committee must be independent directors. The members of the audit committee are Stephen D. Greenberg, Geoffrey Y. Yang and Frank J. Biondi, Jr. The compensation committee evaluates and approves the compensation policies for the executive officers and administers our employee benefit plans. The members of the compensation committee are Ahmed O. Alfi and Douglas Leone. All members of the compensation committee must be independent directors.

Director Compensation

  We reimburse members of our board of directors for out-of-pocket expenses incurred in the performance of their duties as directors. To date, two non-employee directors have each received a grant of options to purchase 25,000 shares of common stock at an exercise price of $5.30 per share.

  Each non-employee director, upon initial election or appointment to our board of directors, will receive options to purchase 25,000 shares of common stock at an exercise price equal to the fair value on the date of grant and follow-on grants of options to purchase 10,000 shares of common stock at an exercise price equal to the fair value on the date of grant at the conclusion of each annual meeting of stockholders. Director grants under the 2000 stock incentive plan shall vest annually over the remaining term of the director. We reserve the right to amend the arrangement with directors with respect to future grants. No member of our board of directors currently receives any additional cash compensation for his services as a director.

Compensation Committee Interlocks and Insider Participation

  The compensation committee will make compensation recommendations to the board. No interlocking relationship exists between the board or compensation committee and the board or compensation committee of any other company, nor has any interlocking relationship existed in the past. Mr. Alfi, who is on our compensation committee, is a partner of NMSS Partners, LLC, which extended a $4.5 million credit facility to us in February 1998. Mr. Leone, who is also on our compensation committee, is a partner of Sequoia Capital, which purchased our series B preferred stock in May 1999 and series C preferred stock in November 1999. For more information, see page 79 under "Certain Relationships and Related Transactions."

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

Executive Compensation

  The following table sets forth information concerning the compensation paid by us to our chief executive officer and our four other most highly compensated executive officers who served as executive officers during fiscal 1999 and whose total compensation for fiscal 1999 exceeded $100,000 (the "named executive officers").

                          SUMMARY COMPENSATION TABLE

                                                                  Long-Term
                                                                 Compensation
                                        Annual Compensation   ------------------
                                        --------------------  Awards Underlying
Name and Principal Position             Salary($)   Bonus($)  Options/SARS(#)(1)
---------------------------             ----------  --------- ------------------
Richard D. Nanula(2)................... $   30,000   $     --           --
 Chairman of the Board and Chief
  Executive Officer

Tyler J. Goldman.......................    150,000     30,000           --
 President, Broadband Studios

Ross B. Schaufelberger.................    125,000     25,000           --
 Senior Vice President, Business
  Development

Gregory S. Hebner......................    115,000     24,000           --
 Chief Financial Officer

Jose A. Royo...........................    135,000     62,000      126,834
 Chief Technical Officer

-------------------
(1) Consists of shares issuable pursuant to options granted under the 1998 Equity Incentive Plan.

(2) Mr. Nanula became our Chief Executive Officer in November 1999. His annual salary for the year 2000 is currently $180,000.

Option Grants In Fiscal 1999

  The following table sets forth certain information regarding stock options granted during 1999 to the named executive officers, including the potential realizable value over the 10-year term of the options based on annual rates of stock appreciation of 5% and 10%, compounded annually. These assumed rates of appreciation comply with the rules of the SEC and do not represent our estimate of future stock prices. Actual gains, if any, on stock option exercises will depend on the future performance of our common stock. In 1999, we granted options to acquire up to 2,306,664 shares to employees, consultants, directors and service providers, all under the 1998 equity incentive plan and all at an exercise price equal to not less than the fair value of our common stock on the date of grant as determined in good faith by the board. Optionees may pay the exercise price by check, note, delivery of already-owned shares of our common stock or any other instrument the board will accept.

                                                                                 Potential Realizable
                                                                                   Value at Assumed
                                                                                    Annual Rates of
                            Number of     Percent of                                  Stock Price
                           Securities   Total Options                              Appreciation for
                           Underlying     Granted to                                Option Term(2)
                             Options     Employees in  Exercise Price Expiration ---------------------
Name                      Granted(1)(#) Fiscal Year(%)   Per Share       Date       5%         10%
----                      ------------- -------------- -------------- ---------- --------- -----------
Richard D. Nanula.......       --             --             --           --        --         --
Tyler J. Goldman........       --             --             --           --        --         --
Ross B. Schaufelberger..       --             --             --           --        --         --
Gregory S. Hebner.......       --             --             --           --        --         --
Jose A. Royo............     126,834           8.0%        $6.00        9/1/09   $478,664  $1,212,843

-------------------
(1) All options granted to the named executive officers during 1999 were granted under the 1998 equity incentive plan. See "Stock Plans."

(2) Potential realizable values are at an assumed initial public offering price of $9.00 per share and are net of exercise price but before taxes associated with exercise.

Aggregated Option Exercises During Fiscal 1999 and Fiscal Year-End Option
Values

  No options were exercised during 1999 by our chief executive officer or any of the other named executive officers. The following table sets forth information about the number and year-end value of exercisable and unexercisable options held by the named executive officers in the table below as of December 31, 1999. The "Value of Unexercised In-the-Money Options at December 31, 1999" is based on an assumed initial public offering price of $9.00 per share, minus the exercise price, multiplied by the number of shares underlying the option.

                                    Number of
                              Securities Underlying     Value of Unexercised
                             Unexercised Options at    In-The-Money Options at
                              December 31, 1999(1)        December 31, 1999
                            ------------------------- -------------------------
Name                        Exercisable Unexercisable Exercisable Unexercisable
----                        ----------- ------------- ----------- -------------
Richard D. Nanula..........     --           --           --           --
Tyler J. Goldman...........     --           --           --           --
Ross B. Schaufelberger.....     --           --           --           --
Gregory S. Hebner..........   176,470       58,824    $1,561,760   $  520,592
Jose A. Royo...............    29,843      216,362       259,634    1,159,391

---------------------
(1) All options were granted under our 1998 equity incentive plan. Mr. Hebner's options vest quarterly and become exercisable as to 29,412 shares each quarter commencing upon employment.


Stock Plans

  1998 Equity Incentive Plan. Our 1998 Equity Incentive Plan was approved by the board of directors and stockholders in December 1998. The 1998 equity incentive plan provides for the grant of options intended to qualify as "incentive stock options" under Section 422 of the Internal Revenue Code of 1986, as amended, nonqualified stock options, the sale of restricted stock and the grant of other securities or benefits with a value derived from the value of common stock. The 1998 equity incentive plan also provides for the transfer or sale of common stock to selected individuals in connection with the performance of services for us. Initially, 3,529,412 shares of common stock were reserved for issuance under the 1998 equity incentive plan. The 1998 equity incentive plan was amended to increase the number of shares of common stock reserved for issuance by 3,374,026 to a total of 6,903,437 shares. We do not intend to grant further awards under the 1998 equity incentive plan after the completion of this offering.

  As of March 31, 2000, options to purchase 5,750,702 shares had been granted and were outstanding under the 1998 equity incentive plan. The board of directors or a committee designated by the board is authorized to administer the 1998 equity incentive plan, including the selection of individuals to whom grants of options are made, issuances of common stock, the terms of such grants or issuances, possible amendments to the terms of such grants or issuances and the interpretation of the terms of, and adoption of rules for, the 1998 equity incentive plan. The maximum term of any stock option granted under the 1998 equity incentive plan is ten years, except that with respect to incentive stock options granted to a person possessing more than 10% of our combined voting power, the term of these stock options may not exceed five years.

  The exercise price of incentive stock options granted under the 1998 equity incentive plan must be at least 100% of the fair value of the common stock on the grant date except that the exercise price of incentive stock options granted to a 10% stockholder must be at least 110% of the fair market value on the grant date. The aggregate fair value on the date of grant of the common stock for which incentive stock options are exercisable for the first time by an employee during any calendar year may not exceed $100,000. The purchase price of shares of common stock granted under the 1998 equity incentive plan must be at least 85% of the fair value of the common stock on the grant date except that the purchase price of shares of common stock granted to a 10% stockholder must be at least 110% of the fair value on the grant date. The individual agreements under the 1998 equity incentive plan may provide us with repurchase rights under the terms and conditions set forth in the equity incentive plan. Employee grants generally become exercisable at the rate of 25% per year over four years; non-employee grants generally become exercisable at the rate of 20% per year over five years. Incentive stock options cannot be transferred and other options can be transferred only in the discretion of the administrator of the plan, but cease to vest if they are transferred. The 1998 equity incentive plan will terminate in 2008, unless earlier terminated by the board.

  The 1998 equity incentive plan provides that we can cancel any unexpired, unpaid or deferred award (whether or not vested) at any time if the recipient of the award violates certain agreements with us or competes with our business within one year after termination of employment or engagement with us or renders services for a competitor during this time. In addition, if the recipient has violated any of these agreements within 180 days of exercise of an award, the recipient is obligated to pay us the amount of any gain realized or payment received as a result of the rescinded exercise. This payment must be made by returning to us all shares of capital stock that the recipient received in connection with the rescinded exercise, or if the shares have been transferred by the recipient, by paying in cash to us the fair value of the shares transferred at the time of transfer of the shares.

  Except as otherwise provided in an individual award agreement, in the event of a merger in which we are not the surviving entity, the sale of all or substantially all of our assets or a reverse merger resulting in a change of control, each grant which is at the time outstanding under the 1998 equity incentive plan will, unless the plan administrator in its discretion decides differently, will terminate immediately prior to the consummation of such proposed transaction, unless the grant is assumed or an equivalent grant is substituted by the successor corporation.

  2000 Stock Incentive Plan. Our 2000 Stock Incentive Plan was approved by the board of directors and stockholders in January 2000. The 2000 stock incentive plan provides for the grant of options intended to qualify as "incentive stock options" under Section 422 of the Internal Revenue Code of 1986, as amended, nonqualified stock options and stock appreciation rights. The 2000 stock incentive plan also provides for the transfer or sale of common stock to selected individuals in connection with the performance of services for us. Initially, 5,900,975 shares of common stock were reserved for issuance under the 2000 stock incentive plan. This number will be increased annually by a number equal to the lesser of:

  . three percent of the number of shares of common stock outstanding as of January 1 of such calendar year;

  .  1,500,000 shares; or

  .  a number to be determined by the board of directors.

  The board of directors or a committee designated by the board is authorized to administer the 2000 stock incentive plan, including the selection of individuals to whom grants of options are made, issuances of common stock, the terms of these grants or issuances, possible amendments to the terms of these grants or issuances and the interpretation of the terms of, and adoption of rules for, the 2000 stock incentive plan. The maximum term of any stock option granted under the stock incentive plan is ten years, except that with respect to incentive stock options granted to a person possessing more than 10% of our combined voting power, the term of these stock options may not exceed five years.

  The exercise price of incentive stock options granted under the 2000 stock incentive plan must be at least 100% of the fair value of the common stock on the grant date except that the exercise price of incentive stock options granted to a 10% stockholder must be at least 110% of the fair value on the grant date. The aggregate fair value on the date of grant of the common stock for which incentive stock options are exercisable for the first time by an employee during any calendar year may not exceed $100,000. The purchase price of shares of common stock granted under the stock incentive plan must be at least 85% of the fair value of the common stock on the grant date except that the purchase price of shares of common stock granted to a 10% stockholder must be at least 100% of the fair value on the grant date. The individual agreements under the 2000 stock incentive plan may provide us with repurchase rights under the terms and conditions set forth in the 2000 stock incentive plan. Employee grants generally become exercisable at the rate of 25% per year over four years; non-employee grants generally become exercisable at the rate of 20% per year over five years.

  In the event of a merger in which we are not the surviving entity, the sale of all or substantially all of our assets or a reverse merger resulting in a change of control, each grant which is at the time outstanding under the 2000 stock incentive plan shall, unless the plan administrator in its discretion decides differently, immediately prior to the specified effective date of such transaction, automatically accelerate if not assumed. If the options are assumed, the form of stock option grant under the 2000 Stock Incentive Plan provides for accelerated vesting of all shares upon involuntary termination of employment with us without cause occurring within one year of a change of control of the Company. To the extent it has not been previously exercised, the grant will terminate immediately prior to the consummation of such proposed transaction, unless the grant is assumed or an equivalent grant is substituted by the successor corporation.

  2000 Employee Stock Purchase Plan. Our 2000 Employee Stock Purchase Plan was approved in January 2000 by the board and stockholders. The stock purchase plan is intended to qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code in order to provide our employees with an opportunity to purchase common stock through payroll deductions. An aggregate of 400,000 shares of common stock have been reserved for issuance under the stock purchase plan and made available for purchase thereunder, subject to adjustment in the event of a stock split, stock dividend or other similar change in the common stock or our capital structure. All of our employees (and employees of our "subsidiary corporations" and "parent corporations" (as defined by the Internal Revenue Code) designated by the administrator of the stock purchase plan) whose customary employment is for more than five months in any calendar year and more than 20 hours per week are eligible to participate in the stock purchase plan. Non-employee directors, consultants, and employees subject to the rules or laws of a foreign jurisdiction that prohibit or make impractical the participation of such employees in the stock purchase plan are not eligible to participate in the stock purchase plan.

  The stock purchase plan designates offer periods and exercise dates. Offer periods are generally overlapping periods of 24 months. The initial offer period will begin on the later of July 1, 2000 or the effective date of this offering and ends on February 28, 2001. Additional offer periods will commence each March 1 and September 1 thereafter.

  Exercise dates are the last date of each purchase period. In the event we merge with or into another corporation or sell all or substantially all of our assets, or in the event certain other transactions in which our stockholders before the transaction own less than 50% of the total combined voting power of our outstanding securities following the transaction, the administrator of the stock purchase plan may elect to shorten the offer period then in progress.

  On the first day of each offer period, a participating employee is granted a purchase right, which is a form of option to be automatically exercised on the forthcoming exercise dates within the offer period during which deductions are to be made from the pay of participants (in accordance with their authorizations) and credited to their accounts under the stock purchase plan. When the purchase right is exercised, the participant's withheld salary is used to purchase shares of common stock. The price per share at which shares of common stock are to be purchased under the stock purchase plan during any purchase period is the lesser of (A) 85% of the fair value of the common stock on the date of the grant of the option (the commencement of the offer period) or (B) 85% of the fair value of the common stock on the exercise date (the last day of a purchase period). The participant's purchase right is exercised in this manner on each exercise date arising in the offer period unless, on the first day of any purchase period, the fair value of the common stock is lower than the fair value of the common stock on the first day of the offer period. If so, the participant's participation in the original offer period is terminated, and the participant is automatically enrolled in the new offer period effective the same date.

401(k) Plan

  We have a 401(k) plan pursuant to which eligible employees may elect to reduce their current salary by up to the statutorily prescribed annual limit and have the amount of the reduction contributed to the 401(k) plan. Contributions to the 401(k) plan by us are discretionary and, to date, we have not made any contribution to the 401(k) plan. The 401(k) plan is intended to qualify under Section 401 of the Internal Revenue Code so that contributions by participants to the 401(k) plan, and income earned on plan contributions, are not taxed to participants until withdrawn from the 401(k) plan.

Employment Agreements

  Under an employment agreement dated November 1999, we currently pay Richard
D. Nanula a base salary of $180,000 per year plus performance bonuses at the discretion of the compensation committee of the board of directors. Other than as provided in his restricted stock purchase agreement, neither we nor Mr. Nanula shall have any further obligation to each other by way of compensation or otherwise if terminated.

  Under an employment agreement dated February 1998, we currently pay Tyler J. Goldman a base salary of $150,000 per year plus performance bonuses at the discretion of the compensation committee of the board of directors. After completion of this offering, Mr. Goldman's base salary will be increased to an amount to be determined by the compensation committee. The employment agreement has a term of three years; however, if Mr. Goldman is terminated for any reason other than for cause, he is entitled to a severance payment equal to six months of his then-current base salary at the time of termination.

  Under an employment agreement dated February 1998, we currently pay Ross B. Schaufelberger a base salary of $140,000 per year plus performance bonuses at the discretion of the compensation committee of the board of directors. The employment agreement has a term of three years; however, if Mr. Schaufelberger is terminated for any reason other than for cause, he is entitled to a severance payment equal to six months of his then-current base salary payable monthly in six equal installments.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

  In connection with our formation, NMSS Partners, LLC ("NMSS") purchased all of our 2,000,000 shares of outstanding mandatory redeemable series A preferred stock for $1.00 per share and extended to us a $4.5 million revolving credit facility. In connection with the closing of this offering, all of the series A preferred stock will be redeemed for approximately $2.3 million and the $4.5 million credit facility will be repaid. NMSS owns more than 5% of our company, and two of its members, Ahmed O. Alfi and Amre Youness, were directors of our company at the time of these transactions. Mr. Alfi continues to serve as a director on our board of directors and is also the sole shareholder of the managing member of NMSS.

  In May 1999, we sold 29,166,663 shares of our series B convertible preferred stock at $0.60 per share. Each share of series B preferred stock will be converted to one tenth of a share of common stock upon the closing of this offering for an aggregate of 2,916,666 shares of common stock. In connection with this financing, we entered into an agreement that provides for certain rights relating to the registration of our common stock under the Securities Act of 1933, as amended. WaterView Capital Management LLC, formerly known as BRCM LLC, and General Catalyst LLC each purchased 3,333,333 shares of series B convertible preferred stock. Frank J. Biondi, Jr. is a member of our board of directors and is affiliated with WaterView Capital Management LLC, and Stephen
D. Greenberg is a member of our board of directors and is affiliated with General Catalyst LLC. Also in May 1999, funds affiliated with Institutional Venture Partners and Sequoia Capital each acquired shares of common stock representing more than 5% of our company from existing stockholders. In addition to WaterView Capital Management LLC and General Catalyst LLC, Tyler
J. Goldman, our President, Broadband Studios, Ross B. Schaufelberger, our Senior Vice President, Business Development, NMSS, and funds affiliated with Institutional Venture Partners and Sequoia Capital entered into the agreement regarding registration rights. W. Allen Beasley and Geoffrey Y. Yang are members of our board of directors and are affiliated with Institutional Venture Partners, and Douglas Leone is a member of our board of directors and is affiliated with Sequoia Capital.

  In November 1999, we sold 18,550,000 shares of our series C convertible preferred stock at $0.80 per share. Each share of series C convertible preferred stock will be converted to one tenth of a share of common stock upon the closing of this offering for an aggregate of 1,855,000 shares of common stock. Of the 18,550,000 shares of series C convertible preferred stock sold, funds affiliated with Sequoia Capital and Institutional Venture Partners each purchased 1,250,000 shares, WaterView Partners L.P. purchased 375,000 shares and General Catalyst LLC purchased 250,000 shares. Frank J. Biondi, Jr. is a member of our board of directors and is affiliated with WaterView Partners L.P.

  In November 1999, pursuant to a restricted stock purchase agreement, we sold an aggregate of 3,038,981 shares of common stock at $6.00 per share to Richard
D. Nanula for approximately $18,233,885. In connection with the restricted stock purchase agreement, Mr. Nanula entered into a note with us, which had a principal amount of approximately $15,200,906. The note bears interest at the rate of approximately 6% per annum.


  Pursuant to a strategic agreement with DIRECTV, DIRECTV will provide us with a guaranteed number of promotional spots and a guaranteed daily time period on the DIRECTV satellite system. In connection with this agreement, DIRECTV will purchase 680,442 shares of our common stock at a purchase price of $12.00 per share and will receive a warrant to purchase 1,360,883 shares of our common stock at $14.00 per share, subject to adjustment. In addition, we agreed to increase the size of our board of directors by one director following this offering and to fill this newly created vacancy with an individual designated by DIRECTV. We also entered into a separate advertising agreement with DIRECTV, pursuant to which DIRECTV will purchase $7.6 million of advertising on our web sites over the next 27 months. See "Broadband Sports-Distribution Relationships" and "Management-Board Composition."

  A number of our officers have entered into employment agreements with us. See "Management--Executive Compensation" and "--Employment Agreements."

  The following describes our directors who are affiliated with entities that are beneficial owners of our common stock as of March 31, 2000:

                                                                                  Shares
                                                                               beneficially
                                                                                owned as of
       Director                    Affiliation with Stockholder               March 31, 2000
       --------                    ----------------------------               --------------
Mr. Alfi               Managing Member, NMSS Partners, LLC                      7,885,976(1)

Mr. Beasley            Associate, Institutional Venture Partners                3,225,000

Mr. Biondi, Jr.        Senior Managing Director, WaterView Advisors, LLC,         395,833
                       the Investment Manager of WaterView Partners, L.P.
                       (WaterView Capital Management LLC, formerly known as
                       BRCM LLC, is the general partner of WaterView
                       Partners, L.P.)

Mr. Greenberg          Member, General Catalyst LLC                               272,222

Mr. Leone              Partner, Sequoia Capital                                 3,225,000

Mr. Yang               Partner, Institutional Venture Partners                  3,225,000

---------------------
(1) Excludes 2,000,000 shares of mandatorily redeemable series A preferred stock.

  Prior to the offering, we intend enter into indemnification agreements with each of our executive officers and directors. These agreements may require us, among other things, to indemnify them (other than for liabilities arising from willful misconduct of a culpable nature) and to advance their expenses incurred as a result of any proceedings against them as to which they could be indemnified. See "Description of Capital Stock--Limitation of liability and Indemnification Matters."

                            PRINCIPAL STOCKHOLDERS

  The following table sets forth information known to us with respect to the beneficial ownership of our common stock as of March 31, 2000, and as adjusted to reflect our sale of shares for:

  . each person (or group of affiliated persons) who we know to own beneficially more than 5% of our common stock;

  . each of our named executive officers and directors; and

  . all of our executive officers and directors as a group.

  Unless otherwise indicated, the address for each of the listed individuals is c/o Broadband Sports, Inc., 2120 Colorado Avenue, Santa Monica, California 90404. Except as otherwise indicated, and subject to applicable community property laws, the listed persons have sole voting and investment power with respect to all shares of common stock held by them. The numbers of shares in the table assumes no exercise of the underwriters' over-allotment option.

  Applicable percentage ownership in the table is based on 29,826,530 shares of common stock outstanding as of March 31, 2000, and 34,223,639 shares outstanding immediately following the completion of this offering. Beneficial ownership is determined in accordance with the rules of the SEC. Shares of common stock subject to options that are presently exercisable or exercisable within 60 days of March 31, 2000 are deemed outstanding for the purpose of computing the percentage ownership of the person or entity holding those options, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person or entity. To the extent that any shares are issued upon exercise of options or other rights to acquire our capital stock that are presently outstanding or granted in the future or reserved for issuance under our stock plans, there will be further dilution to new investors.

                                                               Percentage of
                                                                  Shares
                                                               Beneficially
                                                                   Owned
                                                   Shares    -----------------
                                                Beneficially Prior to  After
Name and Address of Beneficial Owner               Owned     Offering Offering
------------------------------------            ------------ -------- --------
NMSS Partners, LLC (1).........................  7,885,976    25.4%    22.9%
 301 North Lake Avenue
 Suite 910
 Pasadena, CA 91101
Ahmed O. Alfi (1)..............................  7,885,976    25.4%    22.9%
Tyler J. Goldman...............................  3,791,666    12.2%    11.0%
Entities affiliated with Institutional Venture
 Partners (2)..................................  3,225,000    10.4%     9.4%
 Institutional Venture Partners
 3000 Sand Hill Road
 Suite 290
 Menlo Park, CA 94025
Geoffrey Y. Yang (2)...........................  3,225,000    10.4%     9.4%
Entities affiliated with Sequoia Capital (3)...  3,225,000    10.4%     9.4%
 Sequoia Capital
 3000 Sand Hill Road
 Building 4, Suite 280
 Menlo Park, CA 94025

                                                                Percentage of
                                                                   Shares
                                                                Beneficially
                                                                    Owned
                                                    Shares    -----------------
                                                 Beneficially Prior to  After
                                                    Owned     Offering Offering
                                                 ------------ -------- --------
Douglas Leone (3)..............................    3,225,000    10.4%     9.4%
Richard D. Nanula..............................    3,038,981     9.8%     8.8%
Ross B. Schaufelberger.........................      978,750     3.2%     2.9%
Frank J. Biondi, Jr. (4).......................      395,833     1.3%     1.2%
Stephen D. Greenberg (5).......................      272,222       *        *
Gregory S. Hebner (6)..........................      235,294       *        *
Jose A. Royo (7)...............................       37,303       *        *
All executive officers and directors as a group
 18 persons (8)................................   23,176,338    74.6%    67.8%

---------------------
* Less Than 1%

(1) Represents 7,885,976 shares held by NMSS Partners, LLC. Mr. Alfi, one of our directors, is the Managing Member of NMSS.

(2) Represents 98,144 shares held by IVP Broadband Fund, L.P., 3,069,010 shares held by Institutional Venture Partners VIII, L.P. and 57,847 shares held by IVM Investment Fund VIII, LLC. Mr. Yang, one of our directors, is a partner of Institutional Venture Partners.

(3) Represents 1,935,000 shares held by Sequoia Capital Franchise Fund, 1,169,127 shares held by Sequoia Capital VIII, 14,835 shares held by Sequoia International Technology Partners VIII, 77,400 shares held by Sequoia International Technology Partners VIII (Q), 25,800 shares held by CMS Partners LLC and 2,838 shares held by Sequoia 1997. Mr. Leone, one of our directors, is a partner of Sequoia Capital.

(4) Represents 333,333 shares held by WaterView Capital Management, LLC (formerly BRCM LLC), 37,500 shares held by WaterView Partners, L.P. and 25,000 shares held by Mr. Biondi. Mr. Biondi, one of our directors, is Senior Managing Director of WaterView Advisors LLC, the Investment Manager of WaterView Partners L.P. WaterView Capital Management LLC is the general partner of WaterView Partners L.P. Mr. Biondi disclaims beneficial ownership of the shares held by WaterView Capital Management, LLC and WaterView Partners, L.P., except to the extent of his pecuniary interest therein.

(5) Represents 25,000 shares held by Mr. Greenberg and also represents 247,222 shares held by General Catalyst LLC. Mr. Greenberg, one of our directors, is a director and a member of General Catalyst LLC.
     Mr. Greenberg disclaims beneficial ownership of the shares held by General Catalyst LLC, except to the extent of his pecuniary interest therein.

(6) Represents 205,883 shares held by Mr. Hebner and 29,412 shares subject to options issued under the 1998 equity incentive plan, which are exercisable within 60 days of March 31, 2000.

(7) Represents shares subject to options issued under the 1998 equity incentive plan, which are exercisable within 60 days of March 31, 2000.

(8) Includes 90,313 shares subject to options issued under the 1998 equity incentive plan, which are exercisable within 60 days of March 31, 2000 and 187,500 shares of convertible series C preferred stock convertible into 18,750 shares of common stock.

                         DESCRIPTION OF CAPITAL STOCK

  The following description of our capital stock and certain provisions of our charter and bylaws are only summaries and are qualified by reference to our charter and bylaws filed as exhibits to the registration statement of which this prospectus is a part. At the closing of the offering, our authorized capital stock will consist of 100,000,000 shares of common stock, $0.001 par value per share, and 10,000,000 shares of preferred stock, $0.001 par value per share. As of March 31, 2000, there were 2,000,000 shares of mandatorily redeemable series A preferred stock outstanding, 29,166,663 shares of series B convertible preferred stock outstanding and 18,550,000 shares of series C convertible preferred stock outstanding. The shares of mandatorily redeemable series A preferred stock outstanding prior to this offering will be redeemed upon the closing of this offering, the shares of series B convertible preferred stock outstanding prior to this offering will be converted into 2,916,666 shares of common stock upon the closing of this offering and the shares of series C convertible preferred stock outstanding prior to this offering will be converted into 1,855,000, shares of common stock upon the closing of this offering.

Common Stock

  Holders of the common stock are entitled to receive, when and if declared by the board, dividends and other distributions in cash, stock or property from our assets or funds legally available for those purposes, subject to any dividend preferences that may be attributable to preferred stock. Holders of common stock are entitled to one vote for each share held of record on all matters on which stockholders may vote. Holders of common stock are not entitled to cumulative voting for the election of directors.

  There are no preemptive, conversion, redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and non-assessable. In the event of our liquidation, dissolution or winding up, subject to any liquidation preferences that may be attributed to preferred stock, holders of common stock are entitled to share ratably in the assets available for distribution.

  Based on the number of shares outstanding as of March 31, 2000, after this offering there will be 34,223,639 shares of common stock outstanding, including:

  . 25,054,864 shares of common stock issued and outstanding;

  . 2,916,666 shares to be issued upon conversion of the series B convertible preferred stock;

  . 1,855,000 shares to be issued upon conversion of the series C convertible preferred stock;

  . 3,300,000 shares to be issued in this offering; and

  . 1,097,109 shares to be issued in connection with agreements entered into in March and April 2000.

Preferred Stock

  Upon the closing of this offering, 10,000,000 shares of preferred stock will be authorized and no shares will be issued or outstanding. The board has the authority, without further action by the stockholders, to issue the shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking and purchase fund provisions, and the number of shares constituting any series and the designation of such series. The issuance of preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. The issuance of preferred stock could also have the effect of delaying, deferring or preventing a change in control. We have no present plan to issue any additional shares of preferred stock.

Warrants

  As of March 31, 2000, warrants to purchase up to 28,292 and 22,167 shares of common stock were outstanding at a purchase price of $6.00 and $8.00 per share, respectively. During April 2000, warrants to purchase 500,000 and 1,360,883 shares of common stock will be issued at purchase prices of $12.00 and $14.00 per share, respectively. The warrants contain provisions for the adjustment of the exercise price and the aggregate number of shares issuable upon the exercise of the warrant in the event of stock dividends, stock splits, reorganizations and reclassifications and consolidations; and, in the case of the warrant to purchase 1,360,883 shares at $14.00 per share, the exercise price is subject to adjustment.

Anti-takeover Effects of our Certificate and Bylaws and Delaware law

  Upon the closing of this offering, some provisions of Delaware law and our certificate of incorporation and bylaws could make the following more difficult:

  .  acquisition of Broadband Sports by means of a tender offer;

  . acquisition of Broadband Sports by means of a proxy contest or otherwise; or

  .  removal of our incumbent officers and directors.

  These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging such proposals because negotiation of such proposals could result in an improvement of their terms.

  Election and Removal of Directors. Our board of directors is divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders. For more information on the classified board, see the section entitled "Management--Board Composition." This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us because it generally makes it more difficult for stockholders to replace a majority of the directors.

  Stockholder Meetings. Under our bylaws, only the board of directors, the chairman of the board and the president may call special meetings of stockholders.

  Requirements for Advance Notification of Stockholder Nominations and Proposals. Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors.

  Delaware Anti-Takeover Law. We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless the "business combination" or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation's voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

  Elimination of Stockholder Action By Written Consent. Our certificate of incorporation eliminates the right of stockholders to act by written consent without a meeting.

  Elimination of Cumulative Voting. Our certificate of incorporation and bylaws do not provide for cumulative voting in the election of directors. Cumulative voting provides for a minority stockholder to vote a portion or all of its shares for one or more candidates for seats on the board of directors. Without cumulative voting, a minority stockholder will not be able to gain as many seats on our board of directors based on the number of shares of our stock that such stockholder holds than if cumulative voting were permitted. The elimination of cumulative voting makes it more difficult for a minority stockholder to gain a seat on our board of directors to influence the board of directors' decision regarding a takeover.

  Undesignated Preferred Stock. The authorization of undesignated preferred stock makes it possible for the board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of Broadband Sports. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of Broadband Sports.

  Amendment of Charter Provisions. The amendment of any of the above provisions would require approval by holders of at least 66 2/3% of the outstanding common stock.

Limitation of Liability and Indemnification Matters

  Our certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that our directors are not personally liable for monetary damages to us or our stockholders for breach of fiduciary duties as a director, except for liability for:

  . any breach of the duty of loyalty to us or our stockholders;

  . acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  . an act related to the unlawful stock repurchase or payment of a dividend under Section 174 of Delaware General Corporation Law; or

  . any transaction from which the director derived an improper personal benefit.

The limitation of liability provided in the certificate of incorporation does not affect the availability of equitable remedies such as injunctive relief or rescission.

  Indemnification Agreements. Our certificate of incorporation and bylaws authorize us to indemnify our directors, officers, employees and other agents, by agreements or otherwise, to the fullest extent permitted under Delaware law. We plan to enter into separate indemnification agreements with our directors and officers which may, in some cases, be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. The indemnification agreements may require us, among other things, to indemnify such officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers, to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to obtain directors' and officers' insurance if available on reasonable terms.

  Indemnification under Bylaws. Our bylaws require us to indemnify our directors, officers, employees and other agents to the fullest extent permitted by law. We believe that indemnification under our bylaws covers at least negligence on the part of the indemnified party.

  Indemnification under the Securities Act. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors and officers and persons that control us pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

  Pending indemnification proceedings. At present, there is no pending litigation or proceeding involving any of our directors, officers, employees or other agents where indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding which may result in a claim for such indemnification.

Registration Rights of Certain Holders

  After this offering, the holders of approximately 25,798,036 shares of common stock will be entitled to certain rights to register these shares under the Securities Act of 1933 pursuant to an investors' rights agreement. These holders all have "piggyback" rights. If we propose to register any of our common stock for our own account or for the account of other security holders, the holders of these 25,798,036 shares of common stock are entitled to notice of such registration and are entitled to include their shares in the registration, subject to the ability of underwriters to limit the number of shares included in the offering.

  Subject to certain limitations in the investors' rights agreement, the holders of an aggregate of 1,010,266 shares of common stock are also entitled to demand registration rights pursuant to which the holders of at least a majority of such shares may require us to use our best efforts to register such shares for public resale. Any holder or holders of such shares may also require us to register all or a portion of their registrable securities on Form S-3 when we are eligible to use that form, provided, among other limitations, that the proposed aggregate price to the public is at least $500,000 and that we shall not have effected two of these in any 12-month period.

  We will bear all fees, costs and expenses of such registrations, other than underwriting discounts and commissions.

Transfer Agent and Registrar

  The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company. Its address is 40 Wall Street, New York, NY 10005 and its telephone number at this location is (212) 936-5100.

Listing

  We have applied to have the shares of common stock approved for quotation on the Nasdaq National Market under the symbol "FANS."

                        SHARES ELIGIBLE FOR FUTURE SALE

  Prior to this offering, there has been no market for our common stock, and there can be no assurance that a significant public market for our common stock will develop or be sustained after this offering. Future sales of substantial amounts of our common stock, including shares issued upon exercise of outstanding options and warrants, in the public market after this offering could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through the sale of our equity securities.

  Upon completion of this offering, based on the number of shares outstanding as of March 31, 2000 and the 1,097,109 shares issued in April 2000, we will have 34,223,639 outstanding shares of common stock, 34,718,639 shares if the underwriters exercise their over-allotment option in full, assuming no exercise of outstanding warrants and options. Of these shares, 3,300,000 shares, plus an additional 495,000 shares if the underwriters exercise their over-allotment option in full, of common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act unless purchased by our affiliates.

  Approximately 30,923,639 shares held by our directors, officers and shareholders are subject to "lock-up" agreements generally providing that, these shareholders will not (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock or
(2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, whether any of these transactions described in (1) or (2) are to be settled by delivery of common stock or such other securities, in cash or otherwise, for a period of 180 days following the date of the final prospectus for this offering without the prior written consent of Morgan Stanley & Co. Incorporated. The restrictions described in this paragraph do not apply to:

  . the sale to the underwriters of the shares of common stock to be sold in the offering;

  . the issuance by us of shares of common stock upon the exercise of an existing option or an existing warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

  . transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares; or

  . issuances of certain shares of common stock or options to purchase shares of common stock pursuant to our employee benefit plans as in existence on the date of this prospectus.

  Morgan Stanley & Co. Incorporated may, in its sole discretion, release securities subject to lock-up agreements.

  In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person or persons whose shares are aggregated, who has beneficially owned restricted shares for at least one year, including the holding period of any prior owner except an affiliate, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of (1) 1% of the number of shares of common stock then outstanding, which will equal approximately 328,644 shares immediately after this offering or (2) the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale. Sales under Rule 144 also are subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been an affiliate of Broadband Sports at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner except an affiliate, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

  Rule 701 permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions, including the holding period requirement, of Rule 144. Any employee, officer or director of or consultant to Broadband Sports who purchased his or her shares pursuant to a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell such shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling such shares.

  As of the effective date of the registration statement, holders of 25,798,036 shares of common stock will be entitled to "piggyback" registration rights with respect to their shares. Holders of 1,010,266 of these shares can also require Broadband Sports to register their shares at any time following 180 days after the date of this prospectus, subject to certain conditions.

                                 UNDERWRITERS

  Under the terms and subject to the conditions contained in the underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated, Hambrecht & Quist LLC and Bear, Stearns & Co. Inc. are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the respective number of shares of common stock set forth opposite the names of the underwriters below:

                                                                       Number of
    Name                                                                Shares
    ----                                                               ---------
    Morgan Stanley & Co. Incorporated.................................
    Hambrecht & Quist LLC.............................................
    Bear, Stearns & Co. Inc. .........................................
                                                                       ---------
     Total............................................................ 3,300,000
                                                                       =========

  The underwriters are offering the shares subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions, including the absence of any material change in our business, and the receipt of certain certificates, opinions and letters from us, our counsel and the independent auditors. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any shares are taken. However, the underwriters are not required to take or pay for the share covered by the underwriters over-allotment option described below. Morgan Stanley Dean Witter Online, Inc. is acting as a dealer in connection with this distribution and will be the sole distributor of shares of common stock over the Internet to its eligible account holders.

  The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus and part to certain dealers at a price that
represents a concession not in excess of $    a share under the public
offering price. Any underwriters may allow, and such dealers may reallow, a
concession not in excess of $    a share to other underwriters or to certain
other dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives of the underwriters.

  The following table summarizes the per share and total underwriting discounts and commissions we will pay to the underwriters. These amounts are equal to the difference between the initial public offering price and the amount paid to us by the underwriters.

                                                      Without          With
                                                   Over-Allotment Over-Allotment
                                                   -------------- --------------
   Per Share......................................       $              $
   Total..........................................       $              $

  We estimate that the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $1.0 million.

  We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 495,000 additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions.

The underwriters may exercise such option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent such option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares of common stock as the number listed next to such underwriter's name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

  At our request, the underwriters have reserved up to 495,000 shares of common stock to be issued by us and offered hereby for sale, at the initial public offering price, to directors, officers, employees, members of their families, business associates, friends of the company and other persons with whom we have or may seek to establish strategic relationships. The number of shares of common stock available for sale to the general public will be reduced to the extent these individuals purchase such reserved shares. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus. Pursuant to the regulations of the National Association of Securities Dealers, Inc., certain purchasers of the reserved shares may have to agree not to sell, transfer, assign or hypothecate their shares for a period of 90 days after the date of this prospectus.

  The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of common stock offered by them.

  We, the directors, officers, shareholders and certain optionholders of ours have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, we will not, during the period ending 180 days after the date of this prospectus, directly or indirectly:

  . offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

  . enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of common stock,

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise, after the date of this prospectus.

  The restrictions described in the previous paragraph do not apply to:

  . the sale to the underwriters of the shares of common stock to be sold in the offering;

  . the issuance by us of shares of common stock upon the exercise of an existing option or an existing warrant or the conversion of a security outstanding on the date of this prospectus, of which the underwriters have been advised in writing;

  . transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares; or

  . issuances of certain shares of common stock or options to purchase shares of common stock pursuant to our employee benefit plans as in existence on the date of this prospectus.

  In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may over-allot in connection with the offering, creating a short position in the common stock for their own account. In addition, to cover over-allotments or to stabilize the price of the common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering if the syndicate repurchases previously distributed shares of common stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities and may end any of these activities at any time.

  We have applied to have the shares of common stock approved for quotation on the Nasdaq National Market under the symbol "FANS."

  We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

Pricing of the Offering

  Prior to this offering, there has been no public market for the common stock. The public offering price for the shares of common stock will be determined by negotiations between us and the representatives of the underwriters. Among the factors to be considered in determining the public offering price will be our record of operations, our current financial position and future prospects and our industry in general, the experience of our management, sales, earnings and certain of our other financial and operating information in recent periods, the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to ours. The estimated public offering price range set forth on the cover page of this prospectus is subject to change as a result of market conditions and other factors.

                                 LEGAL MATTERS

  The validity of the common stock offered hereby will be passed upon by Morrison & Foerster LLP, Irvine, California. Certain matters in connection with this offering will be passed upon for the Underwriters by Cooley Godward LLP, San Francisco, California.

                                    EXPERTS

  The consolidated financial statements of Broadband Sports, Inc. as of December 31, 1999 and 1998 and for the year ended December 31, 1999 and ten months ended December 31, 1998 and the combined financial statements of the Predecessor Companies for the year ended December 31, 1997 and the two months ended February 27, 1998 appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                            ADDITIONAL INFORMATION

  Broadband Sports has filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules that are a part of the registration statement which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to Broadband Sports and the common stock, reference is made to the registration statement and the exhibits and schedules that are a part of the registration statement. With respect to statements contained in this prospectus as to the contents of any agreement or other document in each instance reference is made to the copy of such agreement or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference.

  You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms. Our SEC filings are also available to the public from the SEC's Web site at http://www.sec.gov.

  Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information will be available for inspection and copying at the SEC's public reference rooms and the SEC's Web site, which is described above.

                         INDEX TO FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----
Broadband Sports, Inc.

Report of Independent Auditors............................................ F-2

Consolidated Balance Sheets at December 31, 1998 and 1999 and Pro Forma
 Stockholders' Equity at December 31, 1999 (Unaudited).................... F-3

Combined Statements of Operations for the Predecessor Companies for the
 Year ended December 31, 1997 and the Two months ended February 27, 1998 and the Consolidated Statements of Operations of the Company for the Ten
 months ended December 31, 1998 and the Year ended December 31, 1999...... F-4

Combined Statements of Cash Flows for the Predecessor Companies for the
 Year ended December 31, 1997 and the Two months ended February 27, 1998 and the Consolidated Statements of Cash Flows of the Company for the Ten
 months ended December 31, 1998 and the Year ended December 31, 1999...... F-5

Combined Statements of Owners' Equity for the Predecessor Companies for
 the Year ended December 31, 1997 and the Two months ended February 27,
 1998 and the Consolidated Statements of Stockholders' (Deficit) Equity of
 the Company for the Ten months ended December 31, 1998 and the Year ended
 December 31, 1999........................................................ F-6

Notes to Consolidated and Combined Financial Statements................... F-7

Schedule Filed as Part of This Report

Schedule II -- Valuation and Qualifying Accounts.......................... F-25

                        Report of Independent Auditors

The Board of Directors and Shareholders
Broadband Sports, Inc.

  We have audited the accompanying consolidated balance sheets of Broadband Sports, Inc. (the "Company") as of December 31, 1999 and 1998 and the related consolidated statements of operations, stockholders' (deficit) equity, and cash flows of the Company for the year ended December 31, 1999 and the ten months ended December 31, 1998 and the combined statements of operations, owners' equity, and cash flows of the Predecessor Companies for the year ended December 31, 1997 and the two months ended February 27, 1998. Our audits also included the financial statement schedule listed in the index on page F-1. These financial statements and the financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 1999 and 1998 and the results of operations and cash flows of the Company for the year ended December 31, 1999 and the ten months ended December 31, 1998 and the results of operations and cash flows of the Predecessor Companies for the year ended December 31, 1997 and the two months ended February 27, 1998, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                          /s/ Ernst & Young LLP

Los Angeles, California

February 9, 2000

                             Broadband Sports, Inc.

                          Consolidated Balance Sheets

                                                                     Pro Forma
                                                                     Cash and
                                                                   Stockholders'
                                                                     Equity at
                                       December 31,  December 31,  December 31,
                                           1998          1999          1999
                                       ------------  ------------  -------------
                                                                    (Unaudited)
                                                                   (See Note 1)
                Assets
Current assets:
  Cash and cash equivalents........... $   212,997   $ 18,373,878  $ 29,661,107
                                                                   ============
  Investments.........................      51,588        285,688
  Accounts receivable, net............     262,208      1,947,310
  Advances and deferred incentives....     421,414        990,705
  Inventory...........................      17,223        425,287
  Prepaid expenses and other current
   assets.............................      33,929      1,993,482
                                       -----------   ------------
    Total current assets..............     999,359     24,016,350
Fixed assets, net.....................     200,099      2,125,678
Goodwill, net.........................     633,762        524,760
Advances and deferred incentives......     503,509      2,348,538
Other assets..........................      19,324        155,074
                                       -----------   ------------
    Total assets...................... $ 2,356,053   $ 29,170,400
                                       ===========   ============
    Liabilities and stockholders'
           (deficit) equity
Current liabilities:
  Accounts payable.................... $   153,364   $    668,149
  Accrued liabilities.................     438,540      2,937,545
  Deferred revenues...................       4,000            --
                                       -----------   ------------
    Total current liabilities.........     595,904      3,605,694
Revolving loan due to stockholder.....   1,998,085      4,468,085
Capital lease obligation..............         --         245,918
Commitments and contingencies (Note
 10)..................................
Mandatorily redeemable series A
 preferred stock, $0.001 par value,
 2,000,000 shares authorized, issued
 and outstanding December 31, 1998 and
 1999; none issued or outstanding pro
 forma................................   2,150,000      2,330,000  $        --
Stockholders' equity (deficit):
  Series B convertible preferred
   stock; $0.001 par value, no shares
   authorized December 31, 1998;
   34,000,000 shares authorized,
   29,166,663 shares issued and
   outstanding December 31, 1999; no
   shares authorized, issued or
   outstanding pro forma..............         --      16,519,487           --
  Series C convertible preferred
   stock; $0.001 par value, no shares
   authorized December 31, 1998,
   20,000,000 shares authorized,
   18,550,000 issued and outstanding
   December 31, 1999; no shares
   authorized, issued or outstanding
   pro forma..........................         --      14,840,000           --
  Common stock, $0.001 par value,
   235,294,118 shares authorized,
   21,703,750 issued and outstanding
   December 31, 1998; 306,000,000
   shares authorized, 24,742,731
   issued and outstanding December 31,
   1999; 30,923,639 issued and
   outstanding pro forma..............      21,704         24,743        30,924
  Additional paid-in capital..........   3,750,328     31,394,026    76,364,561
  Receivable from stockholders........         --     (16,700,906)  (16,700,906)
  Deferred stock compensation.........  (1,804,189)    (5,404,567)   (5,404,567)
  Accumulated deficit.................  (4,355,779)   (22,152,080)  (22,152,080)
                                       -----------   ------------  ------------
    Total stockholders' (deficit)
     equity...........................  (2,387,936)    18,520,703    32,137,932
                                       -----------   ------------  ------------
    Total liabilities and
     stockholders' (deficit) equity... $ 2,356,053   $ 29,170,400  $ 40,457,629
                                       ===========   ============  ============

See accompanying notes to consolidated financial statements.

                             Broadband Sports, Inc.

                     Consolidated Statements of Operations
        and the Predecessor Companies Combined Statements of Operations

                              Predecessor Companies
                            -------------------------
                                          Two months   Ten months
                             Year ended     ended        ended       Year ended
                            December 31, February 27, December 31,  December 31,
                                1997         1998         1998          1999
                            ------------ ------------ ------------  ------------
Revenues..................   $1,873,930   $ 507,224   $ 2,718,628   $  8,734,182
Cost of revenues,
 excluding $0, $0,
 $528,413 and $119,483 of
 amortization of deferred
 stock compensation.......    1,300,062     296,401     2,035,669      6,363,939
                             ----------   ---------   -----------   ------------
Gross profit .............      573,868     210,823       682,959      2,370,243
Operating expenses:
  Sales and marketing,
   excluding $296,815, $
   129,971, $517,128 and
   $819,795 of
   amortization of
   deferred stock
   compensation and
   deferred incentives....      154,487      69,290       592,102      7,244,393
  Product development,
   excluding $116,695,
   $17,854, $107,643 and
   $487,587 of
   amortization of
   deferred stock
   compensation...........       22,000       8,822       136,682      1,269,746
  General and
   administrative,
   excluding $0, $1,788,
   $1,260,133 and
   $2,355,036 of
   amortization of
   deferred stock
   compensation...........      671,946     136,117     1,536,967      7,000,948
  Depreciation............       15,195       3,678        43,246        489,324
  Amortization of
   goodwill...............          --          --        243,754        363,076
  Amortization of deferred
   stock compensation and
   deferred incentives....      413,510     149,613     2,413,317      3,781,901
                             ----------   ---------   -----------   ------------
Total operating expenses..    1,277,138     367,520     4,966,068     20,149,388
                             ----------   ---------   -----------   ------------
Operating loss............     (703,270)   (156,697)   (4,283,109)   (17,779,145)
Interest income...........        3,056         --            --         345,343
Interest expense..........          --          --        (66,962)      (362,499)
Other expense.............          --          --         (5,708)           --
                             ----------   ---------   -----------   ------------
Net loss..................   $ (700,214)  $(156,697)  $(4,355,779)  $(17,796,301)
                             ==========   =========   ===========   ============
Historical loss per
 share--basic and
 diluted..................                            $      (.20)  $       (.82)
                                                      ===========   ============
Pro forma loss per share--
 basic and diluted .......                            $      (.20)  $       (.75)
                                                      ===========   ============
Weighted average common
 and common equivalent
 shares outstanding
  Historical..............                             21,703,750     21,782,753
                                                      ===========   ============
  Pro forma...............                             21,703,750     23,728,835
                                                      ===========   ============


See accompanying notes to consolidated financial statements.

                             Broadband Sports, Inc.

                     Consolidated Statements of Cash Flows
        and the Predecessor Companies Combined Statements of Cash Flows

                              Predecessor Companies
                            -------------------------
                                          Two months   Ten months       Year
                             Year ended     ended        ended         ended
                            December 31, February 27, December 31,  December 31,
                                1997         1998         1998          1999
                            ------------ ------------ ------------  ------------
Operating activities
Net loss..................   $(700,214)   $(156,697)  $(4,355,779)  $(17,796,301)
Adjustments to reconcile
 net loss to net cash used
 in operating activities:
 Depreciation and
  amortization of
  goodwill................      15,195        3,678       287,000        852,400
 Amortization of deferred
  stock compensation and
  deferred incentives.....     413,510      149,613     2,413,317      3,781,901
 Stock compensation
  expense.................         --           --          8,519            --
 Changes in operating
  assets and liabilities:
  Accounts receivable.....    (172,497)      16,643       (79,556)    (1,685,102)
  Inventory...............      (4,002)      (1,925)      (11,296)      (408,064)
  Prepaid expenses and
   other assets...........     (37,619)      12,000       (22,514)    (1,592,400)
  Accounts payable........      68,763       45,596        39,005        514,785
  Accrued liabilities.....     149,687      (61,605)      275,000      2,054,452
  Deferred revenue........    (141,000)     (43,500)        1,000         (4,000)
                             ---------    ---------   -----------   ------------
Net cash used in operating
 activities...............    (408,177)     (36,197)   (1,445,304)   (14,282,329)
Investing activities
Purchase of property and
 equipment................     (39,029)      (5,278)     (190,113)    (2,079,082)
Acquisitions, net of cash
 acquired.................         --           --     (2,198,083)      (256,074)
Purchase of investments...         --           --        (51,588)      (234,100)
                             ---------    ---------   -----------   ------------
Net cash used in investing
 activities...............     (39,029)      (5,278)   (2,439,784)    (2,569,256)
Financing activities
Capital contributions.....     242,737          --            --             --
Issuance of common stock..         --           --        100,000      3,032,979
Issuance of mandatorily
 redeemable preferred
 stock....................         --           --      2,000,000            --
Issuance of convertible
 preferred stock..........         --           --            --      29,509,487
Proceeds from revolving
 loan due to stockholder..         --           --      1,998,085      2,470,000
                             ---------    ---------   -----------   ------------
Net cash provided by
 financing activities.....     242,737          --      4,098,085     35,012,466
                             ---------    ---------   -----------   ------------
Net increase (decrease) in
 cash and cash
 equivalents..............    (204,469)     (41,475)      212,997     18,160,881
Cash and cash equivalents
 at beginning of the
 period...................     257,825       53,356           --         212,997
                             ---------    ---------   -----------   ------------
Cash and cash equivalents
 at end of the period.....   $  53,356    $  11,881   $   212,997   $ 18,373,878
                             =========    =========   ===========   ============
Supplemental disclosure of
 cash flow information:
 Cash paid for:
  Interest................   $     --     $     --    $    33,605   $    351,231
                             =========    =========   ===========   ============
  Income taxes............   $     --     $     --    $       --    $      2,400
                             =========    =========   ===========   ============

See accompanying notes to consolidated financial statements.

                            Broadband Sports, Inc.
       Consolidated Statements of Stockholders' (Deficit) Equity and the
          Predecessor Companies Combined Statements of Owners' Equity

                          Series C               Series B
                      Preferred Stock        Preferred Stock        Common Stock    Additional     Deferred
                   ---------------------- ---------------------- ------------------   Paid-in       Stock       Owners'
                     Shares     Amount      Shares     Amount      Shares   Amount    Capital    Compensation    Equity
                   ---------- ----------- ---------- ----------- ---------- ------- -----------  ------------  ----------
Balance at
January 1, 1997..         --  $       --         --  $       --         --  $   --  $       --   $       --    $  909,257
 Capital
 contributions...         --          --         --          --         --      --          --           --       242,737
 Deferred
 incentives......         --          --         --          --         --      --          --           --     1,051,034
 Deferred stock
 compensation....         --          --         --          --         --      --          --      (504,700)     504,700
 Amortization of
 deferred stock
 compensation....         --          --         --          --         --      --          --       127,872          --
 Net loss........         --          --         --          --         --      --          --           --      (700,214)
                   ---------- ----------- ---------- ----------- ---------- ------- -----------  -----------   ----------
Balance at
December 31,
1997.............         --          --         --          --         --      --          --      (376,828)   2,007,514
 Deferred
 incentives......         --          --         --          --         --      --          --           --        51,833
 Deferred stock
 compensation....         --          --         --          --         --      --          --       (61,800)      61,800
 Amortization of
 deferred stock
 compensation....         --          --         --          --         --      --          --        42,743          --
 Net loss........         --          --         --          --         --      --          --           --      (156,697)
                   ---------- ----------- ---------- ----------- ---------- ------- -----------  -----------   ----------
Balance at
February 27,
1998.............         --  $       --         --  $       --         --  $   --  $       --   $  (395,885)  $1,964,450
                   ========== =========== ========== =========== ========== ======= ===========  ===========   ==========
 Issuance of
 common stock....         --  $       --         --  $       --  20,000,000 $20,000 $    80,000  $       --
 Issuance of
 common stock....         --          --         --          --   1,703,750   1,704       6,815          --
 Deferred
 incentives......         --          --         --          --         --      --       52,833          --
 Deferred stock
 compensation....         --          --         --          --         --      --    3,760,680   (3,760,680)
 Amortization of
 deferred stock
 compensation....         --          --         --          --         --      --          --     1,956,491
 Accretion of
 dividends
 payable for
 mandatorily
 redeemable
 series A
 preferred
 stock...........         --          --         --          --         --      --     (150,000)         --
 Net loss........         --          --         --          --         --      --          --           --
                   ---------- ----------- ---------- ----------- ---------- ------- -----------  -----------
Balance at
December 31,
1998.............         --          --         --          --  21,703,750  21,704   3,750,328   (1,804,189)
 Issuance of
 common stock....         --          --         --          --   3,038,981   3,039  18,230,846          --
 Issuance of
 Series B
 convertible
 Preferred
 Stock...........         --          --  29,166,663  16,519,487        --      --          --           --
 Issuance of
 Series C
 convertible
 Preferred
 Stock...........  18,550,000  14,840,000        --          --         --      --          --           --
 Issuance of
 warrants........         --          --         --          --         --      --      252,904          --
 Deferred
 incentives......         --          --         --          --         --      --    2,585,308          --
 Deferred stock
 compensation....         --          --         --          --         --      --    6,754,640   (6,754,640)
 Amortization of
 deferred stock
 compensation....         --          --         --          --         --      --          --     3,154,262
 Accretion of
 dividends
 payable for
 mandatorily
 redeemable
 series A
 preferred
 stock...........         --          --         --          --         --      --     (180,000)         --
 Net loss........         --          --         --          --         --      --          --           --
                   ---------- ----------- ---------- ----------- ---------- ------- -----------  -----------
Balance at
December 31,
1999.............  18,550,000 $14,840,000 29,166,663 $16,519,487 24,742,731 $24,743 $31,394,026  $(5,404,567)
                   ========== =========== ========== =========== ========== ======= ===========  ===========
                    Receivable
                       from      Accumulated
                   Stockholders    Deficit        Total
                   ------------- ------------- -------------
Balance at
January 1, 1997..  $        --   $        --   $    909,257
 Capital
 contributions...           --            --        242,737
 Deferred
 incentives......           --            --      1,051,034
 Deferred stock
 compensation....           --            --            --
 Amortization of
 deferred stock
 compensation....           --            --        127,872
 Net loss........           --            --       (700,214)
                   ============  ------------  ------------
Balance at
December 31,
1997.............           --            --      1,630,686
 Deferred
 incentives......           --            --         51,833
 Deferred stock
 compensation....           --            --            --
 Amortization of
 deferred stock
 compensation....           --            --         42,743
 Net loss........           --            --       (156,697)
                   ============  ------------  ------------
Balance at
February 27,
1998.............  $        --   $        --   $  1,568,565
                   ============  ============  ============
 Issuance of
 common stock....  $        --   $        --   $    100,000
 Issuance of
 common stock....           --            --          8,519
 Deferred
 incentives......           --            --         52,833
 Deferred stock
 compensation....           --            --            --
 Amortization of
 deferred stock
 compensation....           --            --      1,956,491
 Accretion of
 dividends
 payable for
 mandatorily
 redeemable
 series A
 preferred
 stock...........           --            --       (150,000)
 Net loss........           --     (4,355,779)   (4,355,779)
                   ------------  ------------  ------------
Balance at
December 31,
1998.............           --     (4,355,779)   (2,387,936)
 Issuance of
 common stock....   (15,200,906)          --      3,032,979
 Issuance of
 Series B
 convertible
 Preferred
 Stock...........           --            --     16,519,487
 Issuance of
 Series C
 convertible
 Preferred
 Stock...........    (1,500,000)          --     13,340,000
 Issuance of
 warrants........           --            --        252,904
 Deferred
 incentives......           --            --      2,585,308
 Deferred stock
 compensation....           --            --            --
 Amortization of
 deferred stock
 compensation....           --            --      3,154,262
 Accretion of
 dividends
 payable for
 mandatorily
 redeemable
 series A
 preferred
 stock...........           --            --       (180,000)
 Net loss........           --    (17,796,301)  (17,796,301)
                   ------------  ------------  ------------
Balance at
December 31,
1999.............  $(16,700,906) $(22,152,080) $ 18,520,703
                   ============  ============  ============

See accompanying notes to consolidated financial statements.

                            Broadband Sports, Inc.
                                      and
                           The Predecessor Companies
            Notes to Consolidated and Combined Financial Statements

                               December 31, 1999

1. Company Formation, Business and Basis of Presentation

  Broadband Sports, Inc. ("Broadband Sports" or the "Company") was incorporated in the state of Delaware on February 20, 1998 and commenced operations on February 28, 1998. Athlete Direct LLC began operations in September 1996. Pro Sports Xchange LLC began operations in February 1996.

  In connection with the formation of Broadband Sports, Athlete Direct, Inc. ("Athlete Direct") and Pro Sports Xchange, Inc. ("Pro Sports Xchange") were incorporated on February 27, 1998. On February 27, 1998, Athlete Direct LLC was merged with and into Athlete Direct, Inc. and each 1% membership interest was exchanged for 700,000 shares of common stock of Athlete Direct, Inc. On February 27, 1998, Pro Sports Xchange LLC was merged with and into Pro Sports Xchange, Inc. and each 1% membership interest was exchanged for 1,000,000 shares of common stock of Pro Sports Xchange, Inc. On February 27, 1998, Broadband Sports purchased all of the outstanding common stock of Athlete Direct, Inc. and Pro Sports Xchange, Inc. for a combined purchase price of $2,209,964 (including acquisition costs of $169,964).

  The acquisitions have been accounted for as purchase transactions; accordingly, the fair market value assigned in each acquisition was allocated to the net assets acquired based on their estimated fair market values. The determination of the aggregate cost in excess of net assets acquired is set forth below:

     Current assets.................................................. $ 765,012
     Non-current assets..............................................   848,335
     Cost in excess of net assets acquired...........................   877,516
     Current liabilities.............................................   277,899
     Non-current liabilities.........................................     3,000

  The cost in excess of net assets acquired in the acquisitions has been allocated to goodwill and is being amortized using the straight-line method over three years. The accompanying consolidated financial statements include the results of operations since the effective date of the acquisitions.

  Through its wholly-owned subsidiary, Pro Sports Xchange (now branded as "SportsWritersDirect"), the Company, through its network of local and regional sports writers, produces original, in-depth content covering major professional sports (e.g. football, baseball, basketball, and hockey) as well as major Division I College Sports (e.g. basketball and football). Through its wholly owned subsidiary, Athlete Direct (now branded as "AthletesDirect"), the Company develops and aggregates individual athlete sites under the AthletesDirect branded network, creating an online destination for sports fans to obtain information about, interact with, and purchase products relating to their favorite athletes. The Company currently derives its revenue from four major revenue streams: content syndication, advertising, electronic commerce and subscriptions.

  On February 26, 1999, the Company purchased certain assets and liabilities of Manna Mir Research, Inc. ("Manna Mir") for $225,000 in cash and contingent consideration of up to an additional $205,000. Manna Mir operates a fantasy sports-related Web site under the name RotoNews.

                            Broadband Sports, Inc.
                                      and
                           The Predecessor Companies
     Notes to Consolidated and Combined Financial Statements--(Continued)


1. Company Formation, Business and Basis of Presentation--(Continued)

  The Company has only a limited operating history and its prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development, particularly companies in new and rapidly evolving markets. These risks include, among others, the Company's ability to provide sports-related content and commerce, maintain existing and develop new strategic relationships, successfully market the www.athletesdirect.com Web site, achieve and maintain projected levels of online traffic, build an electronic commerce infrastructure, increase its fulfillment capabilities and extend its brands.

Basis of Presentation

  The consolidated financial statements as of December 31, 1998 and 1999 and for the ten months ended December 31, 1998 and the year ended December 31, 1999, include the accounts of Broadband Sports and its majority-owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

  The combined financial statements of Athlete Direct LLC and Pro Sports Xchange LLC (the "Predecessor Companies") for the year ended December 31, 1997 and the two months ended February 27, 1998, have been prepared on a combined basis due to the respective companies' common ownership. All capital contributions to the Predecessor Companies from the LLC members have been recorded as owner's equity in stockholders' equity. Earnings per share have not been presented for the Predecessor Companies as the presentation would not be meaningful due to the significant change in the capital structure of the Predecessor Companies following their acquisitions. All significant balances and transactions between the Predecessor Companies have been eliminated in the combined financial statements. The financial statements of the Predecessor Companies do not necessarily reflect the results of operations or financial position that would have existed had the companies operated as a single consolidated entity.

  The pro forma stockholders' equity at December 31, 1999 has been presented to reflect the conversion of 18,550,000 shares of series C convertible preferred stock and 29,166,663 shares of series B convertible preferred stock into an aggregate of 4,771,666 shares of common stock, the sale of 680,442 shares of common stock to DIRECTV for approximately $8.2 million in April 2000, the sale of 416,667 shares of common stock to an accredited investor for approximately $5.0 million in April 2000, the exercise of options to purchase 312,133 shares of common stock for $452,000, and the redemption of the mandatorily redeemable Series A preferred stock in connection with the change in capitalization that will occur upon the occurrence of an initial public offering with net proceeds to the Company that exceed $15,000,000 (for Series B and Series C conversion) or $10,000,000 (for Series A redemption).

2. Significant Accounting Policies

Revenue Recognition

  In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition" which is effective immediately. Staff Accounting Bulletin 101

                            Broadband Sports, Inc.
                                      and
                           The Predecessor Companies
     Notes to Consolidated and Combined Financial Statements--(Continued)

2. Significant Accounting Policies--(Continued)

summarizes the staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. Management believes that the issuance of the SAB will have no effect on the way the Company reports revenues in the financial statements.

  Content syndication revenue is recognized over the period of the content syndication agreement as the Company delivers its content. Advertising revenue is recognized ratably over the period in which the advertising is displayed, provided that no significant obligations remain and collection of the resulting receivable is probable. Company obligations may include guarantees of a minimum number of "impressions" or times that an advertisement appears in page views downloaded by users. In the event impressions are not delivered in accordance with the contractual terms, the Company will provide additional impressions to make up the shortfall. To date all impressions have been delivered in accordance with the contractual commitments. Revenues from electronic commerce is recognized once the product has been shipped and collection of the resulting receivable is probable. Subscription revenue is recognized ratably over the subscription period, which is often a professional sports season. Subscriptions are charged directly to the customers' credit card and are billed in advance. Accordingly, amounts received for which services have not yet been provided are recorded as deferred revenues. During the year ended December 31, 1999, the Company entered into certain agreements whereby it received nonmonetary benefits. Revenues were recognized at fair value based on the Company's history of receiving cash for similar transactions. (See Note 11).

Advances

  The Company and the Predecessor Companies have entered into licensing, royalty, distribution, and consulting agreements with various online sites, vendors, athletes and sports personalities. These agreements provide for a specified percentage of advertising and merchandising revenue to be paid to these athletes and sports personalities from whose web site the revenue is derived. In addition, some of these agreements provide for advances of these percentages or royalties. In some cases, these advances are paid before the advertising and merchandising revenues are received and the marketing services are provided. These advances are recoupable against future royalties, and the Company records them as advances on its balance sheet and amortizes them equally over the term of the contracts. The portion of the advances attributable to the percentage of advertising and merchandising revenues earned are recognized as a cost of revenues and any excess amortization is recognized as sales and marketing expense. Under such agreements, these individuals are required to provide various marketing and promotional services. These marketing and promotional services include participating in online and offline marketing campaigns, providing use of their image and voice in our marketing efforts, making live appearances at which they promote their involvement with the Company and providing authentic signatures on sports related products the Company can use for promotional purposes.

Cash and Cash Equivalents

  The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

                            Broadband Sports, Inc.
                                      and
                           The Predecessor Companies
     Notes to Consolidated and Combined Financial Statements--(Continued)

2. Significant Accounting Policies--(Continued)

Investments

  At December 31, 1998 and 1999, short-term investments consist of debt instruments with maturity dates less than one year. The Company accounts for investments in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, Accounting for Certain Investments in Debt and Equity Securities. The Company's short-term investments are classified as held-to-maturity as of the balance sheet date and are reported at amortized cost.

Inventory

  Inventory consists primarily of licensed sports-related merchandise and collectibles and is stated at the lower of cost, determined on a first-in, first-out basis, or market.

Property and Equipment

  Property, equipment and leasehold improvements are recorded at cost and depreciated using the straight-line method over its estimated useful life, ranging from three to seven years. Property and equipment consist primarily of computers, software, furniture, and equipment. Upon the sale or retirement of assets, the cost and accumulated depreciation are removed from the account and any gain or loss is recognized. Maintenance and repairs are charged to expense when incurred.

Product Development

  Product development expenses consist of expenses incurred by the Company in the development and creation of its Web sites. Product development expenses include compensation and related expenses, and costs incurred in developing features and functionality of the service. Product development costs are expensed as incurred.

Advertising

  Advertising costs are expensed as incurred. The Company incurred advertising costs of $2,000, $345,000 and $612,000 for the year ended December 31, 1997, the ten months ended December 31, 1998, and the year ended December 31, 1999, respectively.

Income Taxes

  Prior to the acquisitions, the federal and state taxable income or loss of Athlete Direct LLC and Pro Sports Xchange LLC were recognized on the separate tax returns of the LLC members. Current and deferred taxes have not been provided on a pro forma basis because the effects are insignificant.

  The Company adopted SFAS No. 109 "Accounting for Income Taxes" on February 20, 1998. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.

                            Broadband Sports, Inc.
                                      and
                           The Predecessor Companies
     Notes to Consolidated and Combined Financial Statements--(Continued)

2. Significant Accounting Policies--(Continued)

Impairment of Long-Lived Assets and Intangibles

  In accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of," the Company periodically reviews long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows (on an undiscounted basis) expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Loss Per Share

  Historical net loss per share is computed using the weighted average number of shares of common stock and common stock equivalents outstanding. Due to the anti-dilutive effects of common stock equivalents, historical basic and diluted loss per share are the same.

  Pro forma loss per share gives effect to the conversion of the series B and series C convertible preferred stock into an aggregate of 4,771,666 shares of common stock as having been outstanding from the issuance date of May 25, 1999 and November 24, 1999, respectively.

Stock Based Compensation

  The Company is subject to SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"). As allowed by SFAS No. 123, the Company accounts for stock based compensation to employees in accordance with APB 25, "Accounting for Stock Issued to Employees." In cases where exercise prices are less than the fair value as of the grant date, compensation expense is recognized over the vesting period. The Company accounts for options issued to its vendors and non-employees based upon the fair value of the services received or the fair value of options, whichever is more determinable. Unaudited pro forma financial information, assuming that the Company had adopted the measurement standards of SFAS No. 123, is included in Note 9.

Concentration of Credit Risk

  Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash and accounts receivable. Cash is deposited with high-credit, quality financial institutions and may exceed F.D.I.C. insured limits. The Company's accounts receivable are generally unsecured and are derived from revenue earned from customers located in the U.S. and are denominated in U.S. dollars.

  America Online, Inc. ("AOL") accounted for approximately 47%, 49%, 46% and 44% of revenue for the year ended December 31, 1997, the two months ended February 27, 1998, the ten months ended December 31, 1998, and the year ended December 31, 1999, respectively. AOL accounted for approximately 59% and 14% of accounts receivable at December 31, 1998 and 1999, respectively.

                            Broadband Sports, Inc.
                                      and
                           The Predecessor Companies
     Notes to Consolidated and Combined Financial Statements--(Continued)

2. Significant Accounting Policies--(Continued)

Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Segments and Related Information

  The Company views its operations as principally one segment and the financial information disclosed herein materially represents all of the financial information related to the Company's principal operating segment. The Company manages its media divisions as one combined entity, allocates resources and analyzes information used to operate the business on a combined basis.

Comprehensive Income

  SFAS No. 130, Reporting Comprehensive Income, establishes the standards for reporting comprehensive income and its components in financial statements. Comprehensive income includes all changes in equity (net assets) during a period from non-owner sources. Examples of items to be included in comprehensive income, which are excluded from net income, include foreign currency translation adjustments and unrealized gains/losses on available-for-sale securities. The Company had no comprehensive income items to report for any of the periods presented.

3. Fixed Assets

  Fixed assets consist of the following:

                                                      December 31, December 31,
                                                          1998         1999
                                                      ------------ ------------
   Computers and equipment...........................   $138,353    $1,609,290
   Software and computer applications................     96,036       669,299
   Furniture and fixtures............................      8,956        12,473
   Capital leases....................................        --        333,821
   Leasehold improvements............................        --          3,783
                                                        --------    ----------
                                                         243,345     2,628,666
   Less accumulated depreciation and amortization....    (43,246)     (502,988)
                                                        --------    ----------
                                                        $200,099    $2,125,678
                                                        ========    ==========

  During the ten months ended December 31, 1998 and the year ended December 31, 1999, the Company wrote off fully amortized fixed assets with a gross value of $21,653 and $29,582, respectively.

                            Broadband Sports, Inc.
                                      and
                           The Predecessor Companies
     Notes to Consolidated and Combined Financial Statements--(Continued)


4. Accrued Liabilities

  Accrued liabilities consist of the following:

                                                       December 31, December 31,
                                                           1998         1999
                                                       ------------ ------------
   Accrued compensation...............................   $    --     $  341,785
   Initial public offering costs......................        --        501,432
   Professional fees..................................     69,030       464,625
   Accrued royalties and content costs................    317,906       325,630
   Accrued facility costs.............................        --        678,136
   Other..............................................     51,604       625,937
                                                         --------    ----------
                                                         $438,540    $2,937,545
                                                         ========    ==========

5. Revolving Loan Due to Stockholder

  On February 27, 1998, the Company entered into a Revolving Loan Agreement ("Revolving Loan") with a stockholder whereby the stockholder made available to the Company $4,500,000. All amounts borrowed under the Revolving Loan are secured by, among other things, accounts and notes receivable, inventory, equipment, licensing agreements, and intellectual property of the Company. Amounts borrowed under the Revolving Loan bear interest at the prime rate plus 1% (9.5% at December 31, 1999) and are payable monthly on the last day of the month. All amounts borrowed under the Revolving Loan mature and are payable the earlier of February 27, 2003 or upon the occurrence of other reorganization transactions including an initial public offering which results in net proceeds to the Company of at least $10 million. The Revolving Loan contains covenants and other restrictions with which the Company must comply, including, among others, restrictions on additional indebtedness and payment of dividends. The Company was in compliance with these covenants at December 31, 1999. As of December 31, 1999, the Company had $31,915 available to be drawn under the revolving loan agreement.

6. Preferred Stock

 Mandatorily Redeemable Series A Preferred Stock

  On February 27, 1998, the Company entered into a Series A Preferred Stock Purchase Agreement with a shareholder whereby the Company agreed to sell and issue to the shareholder 2,000,000 shares of the Company's Mandatorily Redeemable Series A Preferred Stock ("Series A") at a purchase price of $1.00 per share. The Series A has no voting rights except on items that directly may adversely impact the Series A stockholders. Dividends accumulate at $0.09 per share per year from the date of issuance and are payable upon the occurrence of a liquidation event, as defined. The Series A has a liquidation preference of $1.00 per share, plus all declared, or undeclared but accumulated and unpaid dividends on such shares. The Series A shall be redeemed for $1.00 per share plus all declared, or undeclared but accumulated and unpaid dividends, upon the occurrence of either i) a sale of a 50% interest of the Company, or
ii) an initial public offering of net proceeds of at least $10 million. The Company increased the carrying value of the Series A by $150,000 and $180,000 for the ten months

                            Broadband Sports, Inc.
                                      and
                           The Predecessor Companies
     Notes to Consolidated and Combined Financial Statements--(Continued)

6. Preferred Stock--(Continued)

ended December 31, 1998 and the year ended December 31, 1999, respectively, to account for the accretion of undeclared but accumulated and unpaid dividends.

 Series B Convertible Preferred Stock

  In May 1999, the Company issued the series B convertible preferred stock ("Series B"), $0.001 par value which resulted in net proceeds of approximately $16,500,000, representing 29,166,663 shares issued and outstanding at $0.60 per share. The holders of shares of Series B are entitled to receive dividends at the rate of $0.054 per share per year if declared by the Board of Directors. Such dividends are not cumulative. Each share of Series B is convertible into fully paid and nonassessable shares of common stock on a ratio of one Series B share for one tenth of a common share. In the event of a public offering of the Company's common stock that exceeds $15,000,000 all outstanding shares of series B preferred stock will automatically be converted into common stock.

 Series C Convertible Preferred Stock

  In November 1999, the Company issued the series C convertible preferred stock ("Series C"), $0.001 par value, consisting of 20,000,000 authorized shares. The holders of shares of Series C are entitled to receive dividends at the rate of $0.072 per share per year if declared by the Board of Directors. Such dividends are not cumulative. The Company issued the Series C resulting in net proceeds of $14,490,000, representing 18,550,000 shares issued and outstanding at $0.80 per share. Each share of Series C is convertible to fully paid and nonassessable shares of common stock on a ratio of one Series C share for one tenth of a common share. In the event of a public offering of the Company's common stock which results in net proceeds to the Company of at least $15,000,000, all outstanding shares of Series C will automatically be converted into common stock. The Company issued 4,375,000 shares valued at $350,000 to third parties for services rendered.

  Upon the occurrence of a liquidation event, as defined, any remaining assets of the Company, after payment in full of the liquidation preference of the Series A, will be distributed pro rata to holders of the Series B, Series C preferred stock and common stock based on the number of shares of common stock held by each (assuming full conversion of the Series B and the Series C).

7. Stockholders' Equity

  On February 27, 1998, the Board of Directors approved the employment agreements of two employees which included the issuance of 1,703,750 shares of common stock on April 1, 1998 at a purchase price of $8,519. The fair value of the shares issued in exchange for services provided to the Company was recorded as compensation expense.

  On December 4, 1998, the Company's Articles of Incorporation were amended increasing the amount of shares the Company is authorized to issue to 235,294,118 shares reflecting a 20-for-1 common stock split approved by the Board of Directors. Par value remained unchanged at $0.001 per share.

                            Broadband Sports, Inc.
                                      and
                           The Predecessor Companies
     Notes to Consolidated and Combined Financial Statements--(Continued)

7. Stockholders' Equity--(Continued)

  In May 1999, the Company amended its Certificate of Incorporation to, among other matters, increase the authorized number of shares of common and preferred stock to 300,000,000 and 50,000,000, respectively. In November, 1999, the Company further amended its Certificate of Incorporation to increase the authorized number of shares of common and preferred stock to 306,000,000 and 56,000,000, respectively.

  In November, 1999, the Company entered into an employment agreement with its Chairman and Chief Executive Officer. In connection with the employment agreement, the Company has issued 3,038,981 shares of common stock at $6.00 per share. The purchase price for the shares was paid in cash and through issuance of a secured recourse promissory note ("Promissory Note") by the Company in the amount of $15,200,906. The Promissory Note bears interest at a rate of 6.02% per year. Principal and interest payments are due in full no later than on the ten year anniversary of the Promissory Note. Of the 3,038,981 shares issued, 758,844 shares vested immediately and the remaining 2,280,137 shares will vest in equal monthly installments over the next four years, allowing for certain exceptions.

  The Company's Board of Directors has authorized management to file a registration statement with the Securities and Exchange Commission to permit the Company to sell shares of its common stock to the public. The Company's Board of Directors intends to declare a 1 to 10 reverse stock split for each share of common stock then outstanding to become effective upon the occurrence of an initial public offering. Accordingly, the accompanying financial statements and footnotes have been retroactively restated to reflect the reverse stock split.

8. Income Taxes

  The Predecessor Company was formed as a limited liability company and was treated as a partnership for income tax purposes. As such, the individual LLC members recorded on their individual tax returns their allocated portion of federal and state taxable income and expenses and accordingly the Predecessor Companies were not subject to federal and state income taxation.

  The Company did not provide an income tax benefit for any of the periods presented because it has experienced operating losses since inception. As a result of the net operating losses, the provision for income taxes consists solely of minimum state taxes which has been included in general and administrative expense.

                            Broadband Sports, Inc.
                                      and
                           The Predecessor Companies
     Notes to Consolidated and Combined Financial Statements--(Continued)

8. Income Taxes--(Continued)

  The following is a reconciliation of the statutory federal income tax rate to the Company's effective income tax rate.

                                                        Ten months  For the Year
                                                           ended       ended
                                                       December 31, December 31,
                                                           1998         1999
                                                       ------------ ------------
   Statutory federal income tax benefit...............     (34)%        (34)%
   State income tax benefit...........................      (2)          (5)
   Valuation allowance................................      17           32
   Non-deductible stock compensation..................      16            6
   Non-deductible goodwill amortization...............       3            1
                                                           ---          ---
                                                            -- %         -- %
                                                           ===          ===

  The components of deferred tax assets and related valuation allowance are as follows:

                                                             December 31,
                                                        -----------------------
                                                           1998         1999
                                                        -----------  ----------
Deferred tax assets:
  Net operating loss carryforwards..................... $   648,000   6,030,000
  Stock compensation...................................     363,000   1,083,000
  Other................................................     120,000     456,000
                                                        -----------  ----------
                                                          1,131,000   7,569,000
  Less valuation allowance.............................  (1,131,000) (7,569,000)
                                                        -----------  ----------
Net deferred tax assets................................ $       --   $      --
                                                        ===========  ==========

  Due to the uncertainty surrounding the timing of realizing the net deferred tax assets in future tax returns, the Company has placed a valuation allowance equal to its net deferred tax assets.

  At December 31, 1998 and 1999, the Company has net operating losses for both federal and state income tax purposes of approximately $1.6 million and $15.0 million respectively, which are available to offset future taxable income, if any, through 2020 and 2006, respectively.

9. Equity Incentive Plan

  On December 4, 1998, the Board of Directors and stockholders of the Company adopted the 1998 Equity Incentive Plan (the "Equity Incentive Plan"). The Incentive Plan provides for the granting, at the discretion of an administrator as appointed by the Board of Directors, of up to 15% of the number of shares of the Company's common stock authorized for issuance. Each grant of options under the Equity Incentive Plan vest on a case-by-case basis as approved by the administrator, generally over a range of two to eight years from the date of grant and expire not more than 10 years from the date of grant.

                            Broadband Sports, Inc.
                                      and
                           The Predecessor Companies
     Notes to Consolidated and Combined Financial Statements--(Continued)

9. Equity Incentive Plan--(Continued)

  In January 2000, the Board of Directors and stockholders approved the 2000 Stock Incentive Plan (the "Stock Incentive Plan"). In January 2000, a total of 5,900,975 shares of common stock were reserved for issuance under the 2000 Stock Incentive Plan. This number will be increased annually by a number equal to the lesser of three percent of the number of shares of common stock outstanding as of December 31 of the immediately preceding calendar year or a number to be determined by the Company's Board of Directors. The maximum term of any stock option granted under the Stock Incentive Plan is ten years, with certain exceptions. Employee grants generally become exercisable at the rate of 25% per year over four years; non-employee grants generally become exercisable at the rate of 20% per year over five years. The Stock Incentive Plan will terminate in 2010, unless earlier terminated by the Board of Directors.

  In January 2000, the Board of Directors and stockholders approved the 2000 Employee Stock Purchase Plan (the "Stock Purchase Plan"). An aggregate of 400,000 shares of common stock were reserved for issuance under the Stock Purchase Plan and made available for purchase thereunder, subject to adjustment in the event of a stock split, stock dividend or other similar change in the common stock or the Company's capital structure. All of the Company's employees whose customary employment is for more than five months in any calendar year and more than 20 hours per week are eligible to participate in the Stock Purchase Plan.

  Deferred stock compensation for employees and deferred incentives for non-employees represent the fair value of options that have been granted to employees and non-employees during 1998 and 1999. Such amounts were recorded as deferred stock compensation in stockholders' equity for employees and in assets as advances and deferred incentives for non-employees with the credit going to additional paid in capital. The Company calculated the fair value of each option to non-employees on the date of grant using an option pricing model as prescribed by SFAS No. 123. The fair value of options granted to non-employees is evenly amortized as an expense over the period the service is provided.

  All options granted during 1998 and 1999, except for the options granted at an exercise price equal to the initial public offering price, were granted at an exercise price less than the market price of the Company's common stock. Options granted in 1998 and 1999 of 13,000 and 46,700, respectively, were granted at an exercise price equal to the initial public offering price. For the purpose of recognizing deferred compensation, the Company used an assumed initial public offering price of $9.00 for the market value of the Company's common stock. The weighted average fair value of options granted during 1998 and 1999 is as follows:

                                                                  December 31,
                                                                  -------------
                                                                   1998   1999
                                                                  ------ ------
Exercise price was less than the
 the market price................................................  $5.30 $ 6.78
Exercise price was greater than
 the market price................................................   5.30   7.20

                            Broadband Sports, Inc.
                                      and
                           The Predecessor Companies
     Notes to Consolidated and Combined Financial Statements--(Continued)

9. Equity Incentive Plan--(Continued)

  Amounts recorded for options granted to employees represent the difference between the grant price and the fair value of the Company's common stock based on a recent common stock equity transaction. The following table outlines total deferred stock compensation for employees and deferred incentives for non-employees for all periods presented:

                              Predecessor Companies
                            -------------------------
                                          Two months   Ten months
                             Year ended     ended        ended      Year ended
                            December 31, February 27, December 31, December 31,
                                1997         1998         1998         1999
                            ------------ ------------ ------------ ------------
   Employees...............  $  504,700    $ 61,800    $3,364,795   $6,754,640
   Non-employees...........   1,051,034      51,833        52,833    2,585,308
                             ----------    --------    ----------   ----------
     Total.................  $1,555,734    $113,633    $3,417,628   $9,339,948
                             ==========    ========    ==========   ==========

The above table excludes $395,885 of deferred compensation for employees assumed in the acquisition of the predecessor companies.

All amortization of deferred stock compensation related to employees and deferred incentives related to non-employees has been aggregated and shown as a separate line item in the statements of operations.

  A summary of changes in outstanding options under the Equity Incentive Plan is as follows:

                               Employees           Non-employees             Total
                         --------------------- --------------------- ---------------------
                                    Exercise              Exercise              Exercise
                          Shares      Price     Shares      Price     Shares      Price
                         --------- ----------- --------- ----------- --------- -----------
Outstanding at
 February 28, 1998......       --  $       --        --  $       --        --  $       --
Granted.................   791,235        0.16   426,250  0.15--9.00 1,217,485  0.15--9.00
Exercised...............       --          --        --          --        --          --
Cancelled...............    24,000        0.15       --          --     24,000        0.15
                         --------- ----------- --------- ----------- --------- -----------
Outstanding at
 December 31, 1998......   767,235        0.16   426,250  0.15--9.00 1,193,485  0.15--9.00
Granted................. 1,674,264  0.30--6.00   824,450  3.50--9.00 2,498,714  0.30--9.00
Exercised...............       --          --        --          --        --          --
Cancelled...............    94,050  0.15--6.00   106,000        9.00   200,050  0.15--9.00
                         --------- ----------- --------- ----------- --------- -----------
Outstanding at December
 31, 1999............... 2,347,449 $0.15--6.00 1,144,700 $0.15--9.00 3,492,149 $0.15--9.00
                         ========= =========== ========= =========== ========= ===========

  Options available for future grant totaled 2,335,926 and 37,263 at December 31, 1998 and December 31, 1999, respectively.

                            Broadband Sports, Inc.
                                      and
                           The Predecessor Companies
     Notes to Consolidated and Combined Financial Statements--(Continued)


9. Equity Incentive Plan--(Continued)

  The weighted average exercise prices for options granted and exercisable and the weighted average remaining contractual life for options outstanding, are as follows:

                                 Options Outstanding       Options Exercisable
                           ------------------------------- ---------------------
                                       Weighted
                                       Average    Weighted             Weighted
         Range of           Number    Remaining   Average   Number     Average
         Exercise             of     Contractual  Exercise    of       Exercise
          Price             Shares   Life (Years)  Price    Shares      Price
-------------------------- --------- ------------ -------- ---------- ----------
December 31, 1998
Employees
  $0.15...................   767,235     9.3       $0.15      400,971  $   0.15
Non-employees
  $0.15-0.16..............   379,500     8.2       $0.15      115,675  $   0.15
   1.20...................    10,000     8.2        1.20        2,000      1.20
   3.50...................    23,750     9.6        3.50          --        --
   9.00...................    13,000     9.4        9.00          --        --

December 31, 1999
Employees
  $0.15...................   760,235     8.3       $0.15      507,890  $   0.15
   0.30...................   313,630     9.1        0.30       36,280      0.30
   1.84...................    42,500     9.3        1.84          --        --
   6.00................... 1,231,084     9.8        6.00          --        --
Non-employees
  $0.15-0.16..............   379,500     7.3       $0.15      264,425  $0.   15
   1.20...................    10,000     7.2        1.20        4,000      1.20
   3.50...................    61,750     9.1        3.50        3,250      3.50
   5.30...................    50,000     9.4        5.30       50,000      5.30
   6.00...................   566,250     9.8        6.00          --        --
   9.00...................    77,200     9.4        9.00          --        --

  SFAS No. 123 requires disclosure of pro forma net loss and pro forma basic and diluted loss per share based upon the fair value of the options issued. The Company calculated the fair value of each option grant on the date of the grant using an option pricing model as prescribed by SFAS No. 123 using the following assumptions:

            Risk-free interest rate................. 5.5%
            Expected life (in years)................   5
            Dividend yield..........................   0%
            Volatility..............................  65%

  This option valuation model requires the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing model does not necessarily provide a reliable single measure of the fair value of its employee stock options.

                            Broadband Sports, Inc.
                                      and
                           The Predecessor Companies
     Notes to Consolidated and Combined Financial Statements--(Continued)

9. Equity Incentive Plan--(Continued)

  For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows:

                             Predecessor Companies
                           -------------------------
                                         Two months   Ten months
                            Year ended     ended        ended      Year ended
                           December 31, February 27, December 31, December 31,
                               1997         1998         1998         1999
                           ------------ ------------ ------------ ------------
Pro forma net loss........   $701,207     $157,029    $4,372,254  $20,926,594
Pro forma basic and
 diluted loss per share...                                  0.20         0.96

  These pro forma amounts may not be representative of future disclosures since the estimated fair value of stock options is amortized to expense over the vesting period, and additional options may be granted in future years.

10. Commitments and Contingencies

  The Company leases office facilities and certain computer and communications equipment under non-cancellable leases that expire at various dates through December 31, 2006. Rent expense amounted to approximately $9,170, $8,431, $155,163 and $415,333 for the year ended December 31, 1997, the two months ended February 27, 1998 (the Predecessor Companies), the ten months ended December 31, 1998 and the year ended December 31, 1999 (the Company), respectively.

  Future minimum lease payments for capital and operating leases at December 31, 1999 are as follows:

                                                           Capital  Operating
                                                           Leases     Leases
                                                           -------  ----------
     2000................................................. 109,490  $1,395,389
     2001................................................. 137,641   1,322,773
     2002................................................. 126,172   1,359,716
     2003.................................................     --    1,290,106
     2004.................................................     --    1,339,864
     Thereafter...........................................     --    2,624,328
                                                           -------  ----------
                                                           373,303  $9,332,176
                                                                    ==========
     Net minimum lease payments under capital leases......
     Less amount representing interest.................... (39,482)
                                                           -------
     Present value of net minimum lease payments under
      capital leases...................................... 333,821
                                                           =======

                            Broadband Sports, Inc.
                                      and
                           The Predecessor Companies
     Notes to Consolidated and Combined Financial Statements--(Continued)


10. Commitments and Contingencies--(Continued)

  The Company and the Predecessor Companies have entered into various licensing, royalty, distribution, and consulting agreements with various online sites, vendors and other non-employees. The remaining terms of these agreements provide for the payment of royalties, bounties, and certain guaranteed amounts on a per member and/or minimum dollar amount basis. Additionally, some agreements provide for a specified percentage of advertising and merchandising revenue to be paid to non-employees from whose online site the revenue is derived. Advances required under such agreements at December 31, 1999 are payable as follows:

            Year ended December 31:
              2000............................ $1,334,999
              2001............................  1,033,500
              2002............................    459,167
              2003............................    205,000
              2004............................    125,000
              Thereafter......................    125,000
                                               ----------
                Total......................... $3,282,666
                                               ==========

  On August 9, 1999, the Company entered into a Reimbursement Agreement with a lender whereby the lender agreed to provide a letter of credit in the amount of $1,414,581. The average undrawn face amount of the letter of credit bears a commitment fee of 1.5%. In connection with the Reimbursement Agreement, the Company issued the lender a warrant to purchase 28,292 shares of the Company's common stock at a purchase price of $6.00 per share, subject to adjustment as provided in the Warrant Agreement. The fair value of the warrant of $144,288 was calculated using an option pricing model as prescribed by SFAS No. 123. The maximum term of the warrant is ten years.

  In October, 1999, the Company entered into an equipment master lease agreement with a capacity to borrow up to $2.8 million. The term of the agreement is for three years with an interest rate of 7.5%. As part of this agreement, the lessor will receive a warrant to purchase 22,167 shares of the Company's common stock at $8.00 per share. The fair value of the warrant of $108,616 was calculated using an option pricing model as prescribed by SFAS No. 123. The maximum term of the warrant is ten years.

  On January 27, 2000, a complaint was filed in the United States District Court of California by the National Football League Players Association and the National Football League Players, Inc. against Athlete Direct. The complaint alleges that by operating its Web site, Athlete Direct is violating certain rights that the plaintiffs have to license the names, likenesses and other attributes for groups of six or more football players for products that are sold at retail or used as promotional items. The complaint also alleges that by entering into contracts with football players with whom the plaintiffs already have contracts, Athlete Direct is interfering with the plaintiffs' contractual relationships with these football players. The complaint seeks declaratory relief and unspecified damages. Approximately 80% of the athletes who play in the National Football League and for whom the Company provides individual Web sites have a relationship with the NFLPA. Although the Company does not believe that the NFLPA's suit has merit, and although it intends to contest the suit vigorously, if the NFLPA

                            Broadband Sports, Inc.
                                      and
                           The Predecessor Companies
     Notes to Consolidated and Combined Financial Statements--(Continued)

10. Commitments and Contingencies--(Continued)

were to prevail on its claims and/or if athletes and agents determine not to work with the Company because of the players' association claims or actions, the Company's business would be adversely affected.

  From time to time, the Company is involved in other litigation relating to claims arising out of its operations in the normal course of business. Management believes, however, that the ultimate outcome of all pending litigation should not have a material adverse effect on the Company's financial position and results of operations.

11. Significant Transactions

  In January 1999, the Company entered into an interactive services agreement with AOL. Under this agreement, the Company records a monthly license fee for content and programming valued at approximately $288,000 per month. Such content and programming includes the syndication of its Athlete Direct content both within the AOL Sports Channel and the AOL Kids Channel as well as providing content and programming for the professional and college team areas within the AOL Sports Channel. AOL is also entitled to receive a percentage of revenues derived from the sale of sports-related merchandise and subscription products by the Company on AOL. The Company also receives guaranteed placement and banner impressions from AOL for which it records a monthly expense valued at approximately $232,000 per month. The agreement expires June 30, 2001 and AOL has the option to extend the agreement for up to two additional one-year terms.

  In May 1999, the Company entered into a distribution agreement with Yahoo! to syndicate its content and programming to Yahoo! Sports. In exchange for delivery of this content and programming, the Company receives a monthly cash payment of approximately $28,000 per month and guaranteed advertising impressions, which are valued at approximately $61,000 per month. Yahoo! receives a percentage of the electronic commerce sold by the Company on the Yahoo! site. This agreement expires in June 2000 with both parties having options to extend the agreement for one year under similar terms.

12. Defined Contribution Plan

  Effective November 1, 1998, the Company adopted a 401(k) Plan covering all of the Company's employees who are at least 21 years old. Employees may elect to contribute up to 15% of their wages to the 401(k) Plan and are eligible to enroll on the first day of every quarter. The Company, at its discretion, may make contributions to the 401(k) Plan, which are allocated among the participants. No contributions were made by the Company in 1998 or 1999.

13. Subsequent Events (Unaudited)

  During January, February and March 2000 the Company granted options to purchase approximately 2.7 million shares of common stock to employees and non-employees. In connection with such options, the Company will record approximately $4.9 million of deferred stock compensation and deferred incentives. Such options generally vest over a four or five year period.

                            Broadband Sports, Inc.
                                      and
                           The Predecessor Companies
     Notes to Consolidated and Combined Financial Statements--(Continued)

13. Subsequent Events (Unaudited)--(Continued)


  In March 2000, AthletesDirect and SportsWritersDirect expanded and enhanced their AOL distribution relationship by entering into a customized programming agreement with AOL that becomes effective in June 2000. This agreement supersedes the prior agreement between the Company and AOL that was entered into in January 1999. Under this new programming agreement, AthletesDirect and SportsWritersDirect will syndicate their athlete and team-related programming to AOL and several of AOL's other brands, including AOL.com, CompuServe and ICQ. Additionally, AthletesDirect will provide original programming for the AOL Extreme Sports Area as well as create country specific areas for AOL Australia, AOL Brazil, AOL Canada and AOL United Kingdom. Under the terms of this agreement, AOL will pay AthletesDirect and SportsWritersDirect a license fee of $15.0 million over the term of the agreement, paid in equal quarterly installments. This agreement expires in June 2003. AOL has the right to extend the agreement for two successive one-year periods.

  In March 2000, the Company entered into an interactive services agreement with AOL. Pursuant to this agreement, the Company will receive anchor tenancy placement on the front of the AOL Sports, guaranteed banner impressions and promotional commerce links within AOL Sports, and premier placement across AOL.com, CompuServe and ICQ. Under the terms of this agreement, the Company will pay AOL approximately $31.0 million in cash and $22.0 million of in-kind value over the term of the agreement. The Company will make an initial payment of $2.6 million in April 2000, a second payment of $2.6 million 60 days thereafter, a third payment of $2.6 million 30 days thereafter and subsequent payments of $2.6 million quarterly through September 2002. The in-kind value will be delivered in equal annual installments over the term of the agreement. This agreement expires in March 2003. AOL has the right, upon the achievement of specific benchmarks, to extend the agreement for two successive one-year periods under the same terms.

  In March 2000, the Company entered into an Internet service agreement with Dallas Cowboys Football Club, Ltd. In connection with this agreement, the Company will issue a warrant to purchase 500,000 shares of the Company's common stock at $12.00 per share to an affiliate of the Dallas Cowboys Football Club, Ltd. The warrant vests over a five year period. In addition, the Company issued 416,667 shares of the Company's common stock to this affiliate at a purchase price of $12.00 per share.

  In April 2000, the Company entered into a strategic agreement with DIRECTV, Inc. This agreement calls for DIRECTV to provide the Company with a guaranteed number of promotional spots on the DIRECTV satellite system for promotion of the Company's programming and online media divisions. Additionally, under this agreement, the Company will receive a guaranteed daily time period on the DIRECTV satellite system for distribution of its sports programming. The Company's programming will be located on a channel that is received by all DIRECTV subscribers.

  In addition to cash and in-kind compensation, in connection with this agreement, 680,442 shares of common stock will be issued to DIRECTV at a purchase price of $12.00 per share. DIRECTV also received warrants to purchase 1,360,883 shares of common stock at $14.00 per share, subject to adjustment. The warrants vest over a three year period.

  In April 2000, the Company entered into a separate advertising agreement with DIRECTV. Under this agreement, DIRECTV will purchase $7.6 million of advertising on the Company's web sites over

                            Broadband Sports, Inc.
                                      and
                           The Predecessor Companies
     Notes to Consolidated and Combined Financial Statements--(Continued)

the next 27 months. DIRECTV can extend this agreement under similar terms for an additional two years by committing to purchase $8.5 million of advertising on the Company's web sites over this two-year period.

13. Subsequent Events (Unaudited)--(Continued)



  In March 2000, the Company entered into a non-binding letter of intent with the Major League Baseball Players Association to enter into a definitive licensing agreement. Pursuant to the letter of intent, the Company has agreed to issue the Major League Baseball Players Association a warrant to purchase 200,000 shares of the Company's common stock at $12.00 per share, immediately upon issuance of a definitive license by the Major League Baseball Players Association. If the definitive license is not entered into the warrant will not be issued. The warrant shall terminate if the definitive licensing agreement contemplated by this letter of intent is not executed.

  In March 2000, the Company amended its Certificate of Incorporation to increase the authorized number of shares of common stock to 406,000,000.

                                Schedule II

                          Broadband Sports, Inc.

                     Valuation and Qualifying Accounts

                                                Additions
                         -------------------------------------------------------
                                                                 Uncollectible
                          Balance at  Charged to the Charged to balances written
                         beginning of statements of    other       off net or     Balance at
                            period      operations    accounts     recoveries    end of period
                         ------------ -------------- ---------- ---------------- -------------
Allowance for doubtful
 accounts
  Year ended December
   31, 1997.............     --              --         --            --               --
  Two months ended
   February 27, 1998....     --              --         --            --               --
  Ten months ended
   December 31, 1998....     --              --         --            --               --
  Year ended December
   31, 1999.............     --           50,000        --            --            50,000

Inventory reserve            --              --         --            --               --
  Year ended December
   31, 1997.............
  Two months ended
   February 27, 1998....     --              --         --            --
  Ten months ended
   December 31, 1998....     --              --         --            --               --
  Year ended December
   31, 1999.............     --           75,000        --            --            75,000

                           [LOGO OF BROADBANDSPORTS]

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

  The following is an itemized list of the estimated expenses to be incurred in connection with the offering of the securities hereunder other than underwriting discounts and commissions.

                                                                     Amount to
                                                                      be Paid
                                                                     ----------
   Registration fee................................................. $   12,788
   NASD filing fee..................................................      5,100
   Nasdaq National Market listing fee...............................     90,000
   Printing and Engraving expenses..................................
   Legal fees and expenses..........................................
   Blue Sky qualification fees and expenses.........................      5,000
   Accounting fees and expenses.....................................
   Directors' and Officers' securities act liability insurance......
   Transfer Agent and registrar fees................................
   Miscellaneous....................................................
                                                                     ----------
       Total........................................................ $1,000,000
                                                                     ==========

Item 14. Indemnification of Directors and Officers

  Section 145 of the Delaware General Corporation Law (the "DGCL") contains detailed provisions on indemnification of directors and officers against expenses, judgments, fines and amounts paid in settlement, actually and reasonably incurred in connection with legal proceedings. Section 102(a)(7) of the DGCL permits a provision in the certificate of incorporation of each corporation organized thereunder, such as Broadband Sports, eliminating or limiting, with certain exceptions, the personal liability of a director of the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. The Certificate of Incorporation of Broadband Sports eliminates the liability of each of its directors to its stockholders or Broadband Sports for monetary damages for breach of fiduciary duty to the full extent provided by the DGCL, as such law exists or may hereafter be amended.

  Indemnification applies to any threatened, pending or completed action, suit or proceeding, whether, civil, criminal, administrative or investigative. Indemnification may include all expenses (including attorneys' fees, judgments, fines, ERISA excise taxes and amounts paid in settlement) reasonably incurred by the indemnified person.

  Reference is made to the following documents filed as exhibits to this Registration Statement regarding relevant indemnification provisions described above and elsewhere herein:

                                                                       Exhibit
   Document                                                            Number
   --------                                                            -------
   Form of Underwriting Agreement.....................................   1.1
   Amended and Restated Certificate of Incorporation..................   3.1
   Certificate of Amendment to Amended and Restated Certificate of
    Incorporation.....................................................   3.2
   Form of Second Amended and Restated Certificate of Incorporation...   3.3
   Amended and Restated Bylaws........................................   3.4
   Form of Indemnification Agreements.................................  10.9

Item 15. Recent Sales of Unregistered Securities

  From February 1998 through April 13, 2000, Broadband Sports issued and sold the following securities:

  (a) In February 1998, we issued and sold an aggregate of 20,000,000 shares of common stock to a group of stockholders for an aggregate purchase price of $100,000, which transaction was deemed exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act.

  (b) In February 1998, we issued and sold 2,000,000 shares of series A preferred stock to NMSS, an institutional venture capital fund, for a purchase price of $2,000,000, which transaction was deemed exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act.

  (c) In April 1998, we issued and sold an aggregate of 1,703,750 shares of common stock to Tyler J. Goldman and Ross Schaufelberger, two officers of Broadband Sports, for an aggregate value of $8,519 which transaction was deemed exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act.

  (d) In May 1999, we issued and sold an aggregate of 29,166,663 shares of series B convertible preferred stock for $0.60 per share to institutional venture capital funds and two accredited investors, for an aggregate purchase price of approximately $17.5 million, which transaction was deemed exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act.

  (e) In August 1999, we issued warrants to purchase up to 28,292 shares of common stock at a purchase price of $6.00 per share to an institutional lending and leasing company, which transaction was deemed exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act.

  (f) In October 1999, we issued warrants to purchase up to 22,167 shares of common stock at a purchase price of $8.00 per share to an institutional lending and leasing company, which transaction was deemed exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act.

  (g) In November 1999, we issued and sold an aggregate of 3,038,981 shares of common stock to Richard D. Nanula, in connection with his employment contract, at $6.00 per share, for an aggregate purchase price of approximately $18,233,885, which transaction was deemed exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act.

  (h) In November 1999, we issued and sold an aggregate of 18,550,000 shares of series C convertible preferred stock for $0.80 per share to accredited investors, for an aggregate purchase price of $14.8 million, which transaction was deemed exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act.

  (i) In April 2000, we are issuing an aggregate of 1,097,109 shares of common stock for $12.00 per share, and warrants to purchase 500,000 and 1,360,883 shares of common stock at a per share purchase price of $12.00 and $14.00, subject to adjustment, respectively, to accredited investors, which transactions were deemed exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act.

  (j) From May 25, 1999 through March 24, 2000, we issued options to purchase an aggregate of 1,402,000 shares of our common stock at per share exercise prices ranging from $3.50 to $10.00. These issuances were made to accredited investors (including our executive officers), which transactions were deemed exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act.

  The recipients of securities in each such transaction described in paragraphs (a) through (k) above represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates issued in such transactions. All recipients had adequate access to information about us.

  From February 1998 through April 13, 2000, Broadband Sports issued options to purchase an aggregate of 5,124,084 shares of our common stock at per share exercise prices, ranging from $0.15 to the initial offering price to the public. These issuances were made under a written compensatory benefit plan or contract and were deemed exempt from registration under the Securities Act in reliance upon Rule 701 of Regulation F adopted under the Securities Act.

Item 16. Exhibits and Financial Statements

  (a) Exhibits and Financial Statement Schedules

 Exhibit
 Number                               Description
 -------                              -----------
  1.1*   Form of Underwriting Agreement

  3.1*   Amended and Restated Certificate of Incorporation

  3.2*   Certificate of Amendment to Amended and Restated Certificate of
         Incorporation

  3.3*   Form of Second Amended and Restated Certificate of Incorporation

  3.4*   Amended and Restated Bylaws

  4.1**  Specimen Stock Certificate

  5.1**  Form of Opinion of Morrison & Foerster LLP

 10.1*   1998 Equity Incentive Plan

 10.2    2000 Stock Incentive Plan

 10.3*   Investors' Rights Agreement

 10.4*   Form of Warrant to Comdisco

 10.5*   Restricted Stock Purchase Agreement between the Registrant and
         R. Nanula

 10.6*   Employment Agreement for R. Nanula

 10.7*   Employment Agreement for T. Goldman

 10.8*   Revolving Loan Agreement, dated February 27, 1998 between the
         Registrant, Athlete Direct, Inc., Pro Sports Xchange and NMSS
         Partners, LLC

 10.9*   Form of Indemnification Agreement

 10.10*  Standard Office Lease, dated January 10, 1996 as amended between LAOP
         IV, LLC, and Smartalk Teleservices, Inc.

 10.11*  Sublease, dated April 1, 1998 between Smartalk Teleservices, Inc. and
         The RHL Group, Inc.

 10.12*  Sub-Sublease Agreement, dated April 1, 1998 between The RHL Group,
         Inc. and Registrant

 10.13*+ Lease, dated July 30, 1999, between Spieker Properties, L.P. and
         Registrant

 10.13.1 First Amendment to Office Lease, dated October 1, 1999, between
         Spieker Properties L.P. and Registrant

 10.13.2 Second Amendment to Lease, dated December 29, 1999, between Spieker
         Properties L.P. and Registrant

 10.14+  Interactive Services Agreement, dated January 1, 1999, between
         Registrant (and its wholly owned subsidiaries, Pro Sports Xchange,
         Inc., and Athlete Direct, Inc.) and America Online, Inc.

 10.15*  Employment Agreement for R. Schaufelberger


 Exhibit
 Number                               Description
 -------                              -----------
 10.16   Intentionally Omitted

 10.17   2000 Employee Stock Purchase Plan

 10.18+  Interactive Services Agreement, dated as of March 15, 2000, between
         AOL and Registrant

 10.19+  Customized Programming Agreement, dated as of June 15, 2000, between
         AOL and Registrant

 10.20+  Strategic Agreement, dated as of April 11, 2000, between DIRECTV
         Enterprises, Inc. and DIRECTV, Inc. and Registrant

 10.21+  Advertising Agreement, dated as of April 11, 2000, between DIRECTV,
         Inc. and Registrant
 10.22   Form of Warrant to DIRECTV

 21.1*   Subsidiaries of Registrant

 23.1    Consent of Ernst & Young LLP

 23.2** Consent of Morrison & Foerster LLP (included in the opinion filed herewith as Exhibit 5.1)

 24.1* Power of Attorney (See II-5 of the Registration Statement filed with the SEC on November 26, 1999.)

 27.1*   Financial Data Schedule

---------------------
*  Previously filed.

** To be filed by amendment.

+  Portions have been omitted pursuant to a confidential treatment request.

  (b) Financial Statement Schedules

Item 17. Undertakings

  The undersigned registrant hereby undertakes:

  (a) That, insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 14 above, or otherwise, the registrants has advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  (b) That, for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

  (c) That, for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (d) To provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denomination and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 3 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Santa Monica, County of Los Angeles, State of California, on April 18, 2000.

                                          BROADBAND SPORTS, INC.

                                          By:
                                              /s/ Richard D. Nanula
                                            ___________________________________
                                                    Richard D. Nanula
                                             Chairman of the Board and Chief
                                                    Executive Officer

  Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 3 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Santa Monica, County of Los Angeles, State of California, on April 18, 2000.

             Signature                           Title                    Date
             ---------                           -----                    ----
      /s/ Richard D. Nanula          Chairman of the Board and       April 18, 2000
____________________________________ Chief Executive Officer
         Richard D. Nanula           (Principal Executive
                                     Officer)

      /s/ Gregory S. Hebner          Chief Financial Officer         April 18, 2000
____________________________________ (Principal Financial and
         Gregory S. Hebner           Accounting Officer)

                 *                   President, Broadband Studios    April 18, 2000
____________________________________ and Director
          Tyler J. Goldman

                 *                   Director                        April 18, 2000
____________________________________
           Ahmed O. Alfi

                 *                   Director                        April 18, 2000
____________________________________
          W. Allen Beasley

                 *                   Director                        April 18, 2000
____________________________________
        Frank J. Biondi, Jr.

                 *                   Director                        April 18, 2000
____________________________________
        Stephen D. Greenberg

             Signature                           Title                  Date
             ---------                           -----                  ----


                 *                   Director                      April 18, 2000
____________________________________
           Douglas Leone


                 *                   Director                      April 18, 2000
____________________________________
          Geoffery Y. Yang

   /s/ Richard D. Nanula
*By: ______________________________
         Attorney-in-Fact

                                 EXHIBIT INDEX

 Exhibit
 Number                               Description
 -------                              -----------
  1.1*   Form of Underwriting Agreement

  3.1*   Amended and Restated Certificate of Incorporation

  3.2*   Certificate of Amendment to Amended and Restated Certificate of
         Incorporation

  3.3*   Form of Second Amended and Restated Certificate of Incorporation

  3.4*   Amended and Restated Bylaws

  4.1**  Specimen Stock Certificate

  5.1**  Form of Opinion of Morrison & Foerster LLP

 10.1*   1998 Equity Incentive Plan

 10.2    2000 Stock Incentive Plan

 10.3*   Investors' Rights Agreement

 10.4*   Form of Warrant to Comdisco

 10.5*   Restricted Stock Purchase Agreement between the Registrant and
         R. Nanula

 10.6*   Employment Agreement for R. Nanula

 10.7*   Employment Agreement for T. Goldman

 10.8*   Revolving Loan Agreement, dated February 27, 1998 between the
         Registrant, Athlete Direct, Inc., Pro Sports Xchange and NMSS
         Partners, LLC

 10.9*   Form of Indemnification Agreement

 10.10*  Standard Office Lease, dated January 10, 1996 as amended between LAOP
         IV, LLC, and Smartalk Teleservices, Inc.

 10.11*  Sublease, dated April 1, 1998 between Smartalk Teleservices, Inc. and
         The RHL Group, Inc.

 10.12*  Sub-Sublease Agreement, dated April 1, 1998 between The RHL Group,
         Inc. and Registrant

 10.13*+ Lease, dated July 30, 1999, between Spieker Properties, L.P. and
         Registrant

 10.13.1 First Amendment to Office Lease, dated October 1, 1999, between
         Spieker Properties L.P. and Registrant

 10.13.2 Second Amendment to Lease, dated December 29, 1999, between Spieker
         Properties L.P. and Registrant

 10.14+  Interactive Services Agreement, dated January 1, 1999, between
         Registrant (and its wholly-owned subsidiaries, Pro Sports Xchange,
         Inc., and Athlete Direct, Inc.) and America Online, Inc.

 10.15*  Employment Agreement for R. Schaufelberger

 10.16   Intentionally Omitted

 10.17   2000 Employee Stock Purchase Plan

 10.18+  Interactive Services Agreement, dated as of March 15, 2000, between
         AOL and Registrant

 10.19+  Customized Programming Agreement, dated as of June 15, 2000, between
         AOL and Registrant

 10.20+  Strategic Agreement, dated as of April 11, 2000, between DIRECTV
         Enterprises, Inc. and DIRECTV, Inc. and Registrant

 10.21+  Advertising Agreement, dated as of April 11, 2000, between DIRECTV,
         Inc. and Registrant

 10.22   Form of Warrant to DIRECTV

 21.1*   Subsidiaries of Registrant

 23.1    Consent of Ernst & Young LLP

 23.2** Consent of Morrison & Foerster LLP (included in the opinion filed herewith as Exhibit 5.1)

 24.1* Power of Attorney (See II-5 of the Registration Statement filed with the SEC on November 26, 1999.)

 27.1*   Financial Data Schedule

---------------------
* Previously filed.

** To be filed by amendment.

+ Portions have been omitted pursuant to a confidential treatment request.